As filed with the Securities and Exchange Commission on March 30, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACIFIC CONTINENTAL CORPORATION

(Exact names of registrant as specified in its charter)

Oregon	6022	93-1269184
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

111 West 7th Avenue, Eugene, Oregon 97401-4200 (541) 686-8685

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

HAL M. BROWN

Chief Executive Officer

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

STEPHEN M. KLEIN

WILLIAM E. BARTHOLDT

Graham & Dunn PC

Pier 70

2801 Alaskan Way, Suite 300

Seattle, Washington 98121

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Common Stock, No Par Value	750,000 Shares	(2)	N/A	$9,997,500	$557.86

(1)	In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.
(2)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.
(3)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purposes of calculating the registration fee, upon the basis of the average high and low prices of our common stock as reported on the Nasdaq Stock Market on March 26, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

PACIFIC CONTINENTAL CORPORATION

750,000 Shares of Common Stock, no par value

This prospectus relates to the offer and sale of up to 750,000 shares of the common stock of Pacific Continental Corporation, an Oregon corporation and registered bank holding company. Such shares may be offered and sold from time to time by the persons described in this prospectus under the heading “Selling Shareholders” or by pledgees, donees, transferees, assignees or other successors-in-interest of such persons (collectively, the “Selling Shareholders”).

We issued and sold these shares to the Selling Shareholders in connection with a private placement transaction and we are registering the resale of such shares pursuant to agreements that we entered into with the Selling Shareholders. The Selling Shareholders may offer from time to time through or to one or more underwriters, brokers or dealers, on the NASDAQ Stock Market at market prices prevailing at the time of sale, in one or more negotiated transactions at price acceptable to the Selling Shareholders or in private transactions. We will not receive any cash proceeds from the sale of shares by the Selling Shareholders.

We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders are responsible for their own brokerage commissions and similar expenses.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PCBK.” On March 27, 2009, the closing price for our common stock was $11.92 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3 of this prospectus.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2009.

You should only rely on the information contained in this prospectus. We have not, and the Selling Shareholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Pacific Continental,” the “Company,” “we,” “us,” “our” or similar references mean Pacific Continental Corporation, and references to the “Bank” mean Pacific Continental Bank.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 3 and our consolidated financial statements and notes to those financial statements beginning on page F-1, before making an investment decision.

The Company

We are a regional bank holding company headquartered in Eugene, Oregon. We provide commercial banking services in Oregon and Washington through our full-service commercial bank subsidiary, Pacific Continental Bank.

The Bank is an Oregon state-chartered bank. The Bank’s primary markets consist of metropolitan Portland, which includes Southwest Washington; metropolitan Eugene in the State of Oregon; and metropolitan Seattle in the State of Washington. At December 31, 2008, the Bank had five full-service banking offices in metropolitan Portland and Southwest Washington, seven full-service banking offices in metropolitan Eugene, and two full-service banking offices in metropolitan Seattle. The Company’s headquarters and administrative office is located in Eugene, Oregon.

The primary business strategy of the Bank is to provide comprehensive banking and related services tailored to community-based businesses, not-for-profits and professional service providers, and private banking services for business owners and executives. The Bank emphasizes the diversity of its product lines, high levels of personal service, and through technology, offers convenient access typically associated with larger financial institutions, while maintaining local decision-making authority and market knowledge, typical of a local community bank.

As of December 31, 2008, we had total assets of approximately $1.091 billion, total loans receivable and loans held for sale of approximately $946 million, total deposits of approximately $722 million and approximately $116 million in shareholders’ equity.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PCBK.” Our principal executive offices are located at 111 West 7th Avenue, Eugene, Oregon 97401, and our telephone number is (541) 686-8685.

The Offering

Common Stock offered by the Selling Shareholders	750,000 shares

Offering	The Selling Shareholders may offer and sell from time to time through one or more underwriters, brokers or dealers, on the NASDAQ Stock Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions.

Use of Proceeds	The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

Nasdaq Global Select Market Symbol	“PCBK”

Risk Factors	See “Risk Factors” beginning on page 3 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Offering-related Information	The shares offered in this prospectus relate to shares of common stock issued in a private placement on January 7, 2009 at a purchase price of $13.50 per share to a limited number of “accredited investors,” as defined in regulations of the SEC adopted under the Securities Act. The aggregate gross offering price of the shares was approximately $10,125,000. In connection with the private placement and pursuant to registration rights agreements into which we entered with the participants in the private placement, we agreed, subject to certain limitations, to file this registration statement with the SEC within 90 days after the closing of the private placement, and to use our reasonable best efforts to cause this registration statement to become effective as promptly as practicable after filing.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before making a decision to buy our common stock from the Selling Shareholders. If any of the following risks actually occur, our business, financial conditions and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you may lose part or all of your investment.

We cannot predict the effect of the national economic situation on our future results of operations or stock trading price.

The national economy and the financial services sector in particular, are currently facing challenges of a scope unprecedented in recent history. No one can predict the severity or duration of this national downturn, which has adversely impacted the markets we serve. Any further deterioration in our markets would have an adverse effect on our business, financial condition, results of operations and prospects, and could also cause the trading price of our stock to decline.

We cannot predict the effect of recent and pending federal legislation.

On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 (“EESA”), which provides the United States Treasury Department (“Treasury”) with broad authority to implement action intended to help restore stability and liquidity to the US financial markets. The EESA also increases the amount of deposit account insurance coverage from $100,000 to $250,000 effective until December 31, 2009.

As of early 2009, additional legislation has been promulgated or is pending under EESA which is intended to provide, among other things, an injection of capital from the Treasury into financial institutions through the Capital Assistance Program, establishment of a public-private investment fund for the purchase of troubled assets, and the expansion of the Term Asset-Backed Securities Loan Facility to include commercial mortgage backed-securities.

The full effect of the broad legislation already enacted and related legislation expected to be enacted in the near future on the national economy and financial institutions, particularly on mid-sized institutions like us, cannot now be predicted.

Our ability to access markets for funding and acquire and retain customers could be adversely affected to the extent the financial service industry’s reputation is damaged.

Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry’s image and potentially erode consumer confidence in insured financial institutions, such as our banking subsidiary.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We seek to manage our interest rate risk within well established guidelines. Generally, the Company seeks an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates.

The current economic downturn in the market areas we serve may cause us to have lower earnings and could increase our credit risk associated with our loan portfolio.

The inability of borrowers to repay loans can erode our earnings. Substantially all of our loans are to businesses and individuals in Washington and Oregon, and a continuing decline in the economy of these market areas could impact us adversely. Recently, a series of large Puget Sound-based businesses, including Microsoft, Starbucks, and Boeing, have announced or began to implement substantial employee layoffs and scaled back plans for future growth. Additionally, the recent acquisition of Washington Mutual by JPMorgan Chase & Co. has also resulted in substantial employee layoffs, and is expected to result in a substantial increase in office space availability in downtown Seattle. Oregon has also seen a similar pattern of large lay offs in major metropolitan areas, a continued decline in housing prices, and a significant increase in the state’s unemployment rate. A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have an adverse impact on our prospects, results of operations and financial condition:

•	loan delinquencies may increase further, migrating into our substantial commercial real estate and business lending portfolios;

•	collateral for loans made may decline further in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans;

•	demand for banking products and services may decline; and

•	low cost or non-interest bearing deposits may decrease.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. By managing our credit quality, we attempt to identify deteriorating loans before they become nonperforming assets and adjust the loan loss reserve accordingly. However, because future events are uncertain, there may be loans that deteriorate to a nonperforming status in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans, requiring an increase to the loan loss allowance. Additionally, future additions to the allowance may be required based on changes in the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our financial condition and results of operation.

We have a concentration of loans secured by real estate.

We have a high concentration of loans secured by real estate. While the Pacific Northwest typically lags the national economy, the affects of the economic deterioration are now significantly impacting our market area. Our business activities and credit exposure are concentrated in loans secured by real estate. Further decline in the real estate markets that we serve could negatively affect our business because the collateral securing those loans may decrease in value. A continued downturn in the local economy could have a material adverse effect both on the borrowers’ ability to repay these loans, as well as the value of the real property held as collateral. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we be would more likely to suffer losses on defaulted loans.

A continued tightening of the credit markets may make it difficult to obtain adequate funding for loan growth, which could adversely affect our earnings.

A continued tightening of the credit market and the inability to obtain adequate money to fund continued loan growth may negatively affect our asset growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Company also relies on alternative funding sources through correspondent banking and a borrowing line with the FHLB to fund loans. In the event the current economic downturn continues, particularly in the housing market, these resources could be negatively affected, both as to price and availability, which would limit and or raise the cost of the funds available to the Company.

If the goodwill we have recorded in connection with acquisitions becomes impaired, it could have an adverse impact on our earnings and capital.

Accounting standards require that we account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer’s balance sheet as goodwill. At December 31, 2008, we had approximately $22,031,000 of goodwill on our balance sheet. In accordance with generally accepted accounting principles, our goodwill is not amortized but rather evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of common stocks of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

We may be required in the future to recognize an impairment with respect to investment securities, including the FHLB stock we hold.

Under the current economic downturn, investment portfolios continue to record significant unrecognized losses. The Company’s current securities portfolio contains credit risk associated with whole loan private mortgage-backed securities. The Company may continue to observe declines in the fair market value of these securities. The company evaluates the securities portfolio for any other than temporary impairment under EITF 03-1 on a monthly basis, and as of December 31, 2008, we did not recognize any securities as other than temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to such holdings.

In addition, as a condition to membership in the Federal Home Loan Bank of Seattle (“FHLB”), we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. The FHLB stock held by the Company is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB recently reported that due to ongoing turmoil in the capital and mortgage markets, it will likely report a risk-based capital deficiency as of December 31, 2008. The FHLB has indicated that it believes that it has adequate capital to cover the risks reflected on its balance sheet. Accordingly, as of December 31, 2008, we did not recognize an impairment charge related to our FHLB stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

The FDIC has increased insurance premiums to rebuild and maintain the federal deposit insurance fund and we may separately incur state statutory assessments in the future.

Based on recent events and the state of the economy, the FDIC has increased federal deposit insurance premiums by 7 basis points for the first quarter of 2009. The FDIC also adopted a final rule revising its risk-based assessment system, effective April 21, 2009. The changes to the assessment system involve adjustments to the risk-based calculation for an institution’s unsecured debts, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The increase of FDIC premiums will add to our cost of operations and could have a significant impact on the Company.

On February 27, 2009, the FDIC adopted an interim rule that, if made final, will impose a special Deposit Insurance Fund assessment of 20 basis points on all insured institutions. However, there are some indications that this assessment may be reduced to 10 basis points if the FDIC is able to secure borrowing authority of up to $100 billion (from the current $30 billion limit), which is subject to federal legislation. The assessment will be calculated on June 30, 2009 deposit balances and collected on September 30, 2009. Based on the Company’s December 31, 2008 deposits subject to FDIC insurance assessments, the special assessment will be approximately $1.5 million, assuming that the assessment is made at the 20 basis point amount. Depending on any future losses that the FDIC insurance fund may suffer due to failed financial institutions, there can be no assurance that there will not be additional significant premium increases or special assessments in order to replenish the fund.

Further, under Oregon and Washington state laws, the Company may incur additional costs if one or more Oregon or Washington state banks that hold public deposits fail, since, as a public depositary, we are subject to Oregon and Washington statutory pro-rata assessments to cover any net losses in public deposits not otherwise covered by federal deposit insurance or other means.

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. These powers recently have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this prospectus, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus:

•	the risks associated with lending and potential adverse changes in credit quality;

•	increased delinquency rates;

•	competition from other financial services companies in our markets;

•

the risks presented by a continuing economic slowdown, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations;

•	demand for banking products and services may decline;

•	legislative or regulatory changes that adversely affect our business or our ability to complete prospective future acquisitions;

•	the risks presented by a continued economic slowdown and the public stock market volatility, which could adversely affect our stock value and our ability to raise capital in the future; and

•	our success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above, in any prospectus supplement and in our reports filed with the SEC. We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

This prospectus relates to the described securities that may be offered and sold from time to time by the Selling Shareholders, who will receive all of the proceeds from the sale of the shares. We will not receive any of the proceeds from the sale of the securities by the Selling Shareholders. The costs and expenses incurred in connection with the registration under the Securities Act of the offered securities will be paid by us. The Selling Shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Shareholders, and share transfer taxes and other taxes attributable to the sale of the offered shares.

SELECTED FINANCIAL DATA

The following table provides summary historical financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	2008	2007	2006	2005	2004
	($ in thousands, except for per share data)
For the year
Net interest income	$49,271	$43,426	$40,057	$30,240	$24,952
Provision for loan losses	$3,600	$725	$600	$1,100	$500
Noninterest income	$4,269	$3,925	$4,401	$4,083	$4,463
Noninterest expense	$29,562	$25,861	$23,791	$18,134	$16,041
Income taxes	$7,439	$7,830	$7,412	$5,510	$4,925
Net income	$12,939	$12,935	$12,655	$9,578	$7,948
Cash dividends	$4,797	$4,175	$3,381	$2,556	$2,164

Per common share data (1)
Net income:
Basic	$1.08	$1.09	$1.09	$0.98	$0.84
Diluted	$1.08	$1.08	$1.08	$0.95	$0.82
Cash dividends	$0.40	$0.35	$0.29	$0.25	$0.23
Market value, end of year	$14.97	$12.52	$17.68	$14.45	$14.32

At year end
Assets	$1,090,843	$949,271	$885,351	$791,794	$516,630
Loans, less allowance for loan loss (2)	$945,787	$813,647	$760,957	$671,171	$453,817
Core deposits	$615,832	$615,892	$580,210	$529,794	$381,601
Total deposits	$722,437	$644,424	$641,272	$604,271	$403,791
Shareholders’ equity	$116,165	$107,509	$95,735	$81,412	$49,392
Tangible Equity (3)	$93,261	$84,382	$72,109	$57,211	$49,116

Average for the year
Assets	$1,019,040	$903,932	$825,671	$573,717	$463,509
Earning assets	$945,856	$832,451	$755,680	$533,930	$431,374
Loans, less allowance for loan losses(2)	$882,742	$785,132	$712,563	$501,541	$398,739
Core deposits	$613,244	$590,714	$533,861	$425,716	$352,693
Total deposits	$669,624	$654,631	$605,814	$461,013	$379,618
Interest-paying liabilities	$732,466	$627,569	$567,708	$372,880	$290,569
Shareholders’ equity	$111,868	$103,089	$90,238	$54,528	$46,043

Financial ratios
Return on average:
Assets	1.27%	1.43%	1.53%	1.67%	1.71%
Equity	11.57%	12.55%	14.02%	17.57%	17.26%
Tangible Equity (3)	14.56%	16.23%	19.12%	18.25%	17.26%
Avg shareholders’ equity /avg assets	10.98%	11.40%	10.93%	9.50%	9.93%
Dividend payout ratio	37.07%	32.28%	26.72%	26.69%	27.23%
Risk-based capital:
Tier I capital	10.02%	10.01%	9.93%	9.32%	10.19%
Total capital	11.11%	10.97%	10.98%	10.48%	11.29%

(1)	Per common share data is retroactively adjusted to reflect the 10% stock dividend and 5-for-4 stock split of 2007 and 2004, respectively.
(2)	Outstanding loans include loans held for sale.
(3)	Tangible equity excludes goodwill and core deposit intangible related to acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is intended to provide a more comprehensive review of the Company’s operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included in this prospectus. All numbers, except per share data, are expressed in thousands of dollars.

In addition to historical information, this report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements” above .

HIGHLIGHTS

	2008	2007	% Change 2008 vs. 2007	2006	% Change 2007 vs. 2006
Operating revenue (1)	$53,540	$47,351	13%	$44,458	7%
Net income	$12,939	$12,935	0%	$12,655	2%

Earnings per share (2)
Basic	$1.08	$1.09	-1%	$1.09	0%
Diluted	$1.08	$1.08	0%	$1.08	0%

Assets, period-end	$1,090,843	$949,271	15%	$885,351	7%
Deposits, period-end	$722,437	$644,424	12%	$641,272	0%

Return on assets	1.27%	1.43%		1.53%
Return on equity	11.57%	12.55%		14.02%
Return on tangible equity (3)	14.56%	16.23%		19.12%

(1)	Operating income is defined as net interest income plus noninterest income.
(2)	Per share data for 2006 was retroactively adjusted to reflect the 10% stock dividend paid in June 2007.
(3)	Tangible equity excludes goodwill and core deposit intangible related to acquisitions.

Net income for the year 2008 was $12,939, an increase of $4 over the $12,935 reported for the year 2007. Net income improvement in 2008 over 2007 was modest due to a significant increase in the provision for loan losses, plus growth in noninterest expenses, which offset increased operating revenues. Operating revenue for the year 2008 was up 13% over the year 2007 and was primarily driven by growth in net interest income, which accounted for 92% of total operating revenue in 2008. The improvement in 2008 net interest income was the result of 14% growth in average earning assets combined with a stable net interest margin.

The Company earned $12,935 in 2007 compared to $12,655 in 2006. Growth in operating revenue was primarily responsible for the increased earnings in 2007 over 2006. Operating revenues were $47,351 in 2007, up $2,893 or 7% over 2006. Growth in operating revenues resulted from increased net interest income, which accounted for 92% of total operating revenue in 2007. While average earning assets increased 10% in 2007 over 2006, growth in net interest income in 2007 was slowed by an 8 basis point compression in the net interest margin.

Period-end assets at December 31, 2008 were $1,090,843, compared to $949,271 at December 31, 2007. Core deposits, which are defined as demand deposits, interest checking, money market accounts, and local time deposits (including local time deposits over $100 thousand) constitute 85% of December 31, 2008 outstanding deposits. Non-interest bearing deposits were $178,957 or 25% of total deposits at year-end December 31, 2008.

During 2009, the Company believes the following factors could impact reported financial results:

•

The current national, regional, and local recession and the effect on loan demand, the credit quality of existing clients with lending relationships, and vacancy rates of commercial real estate properties, since a significant portion of our loan portfolio is secured by real estate.

•

A slowing real estate market and increases in residential home inventories for sale and the impact on residential construction lending, delinquency and default rates of existing residential construction loans in the Bank’s portfolio, residential mortgage lending, and refinancing activities of existing homeowners.

•	The ability to grow core deposits during 2009 in a highly competitive environment where many financial institutions are experiencing liquidity problems.

•	The availability of alternative funding sources due to disruption in the financial and capital markets flowing from the significant downturn in the housing industry.

•	The ability to manage noninterest expense growth in light of anticipated significant increases in regulatory costs.

•	The ability to attract and retain qualified and experienced bankers in all markets.

Summary of Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements for the year ended December 31, 2008 included in this prospectus. Management believes that the following policies and those disclosed in the Notes to Consolidated Financial Statements should be considered critical under the SEC definition:

Allowance for Loan Losses and Reserve for Unfunded Commitments

The allowance for outstanding loans is classified as a contra-asset account offsetting outstanding loans, and the allowance for unfunded commitments is classified as an “other” liability on the balance sheet. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balances of the allowance for loan losses for outstanding loans and unfunded commitments are maintained at an amount management believes will be adequate to absorb known and inherent losses in the loan portfolio and commitments to loan funds. The appropriate balance of the allowance for loan losses is determined by applying loss factors to the credit exposure from outstanding loans and unfunded loan commitments. Estimated loss factors are based on subjective measurements including management’s assessment of the internal risk classifications, changes in the nature of the loan portfolios, industry concentrations, and the impact of current local, regional, and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company’s consolidated financial statements, results of operations, or liquidity.

Goodwill and Intangible Assets

At December 31, 2008, the Company had $22,904 in goodwill and other intangible assets. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis ([and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow of forecasted earnings, estimated sales price multiples based on recent observable market transactions and market capitalization based on current stock prices. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the Company’s single reporting unit. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach.

Share-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Liability classified share-based awards are remeasured at fair value each reporting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

The Company adopted SFAS 123(R) using the modified prospective method. Therefore, previously reported financial data was not restated, and expenses related to equity-based payments granted and vesting during 2006, 2007, and 2008 were recorded as compensation expense.

Recent Accounting Pronouncements

Recent accounting pronouncements are discussed in Note 1 of the Notes to the Consolidated Financial Statements. None of these pronouncements are expected to have a significant effect on the Company’s financial condition or results of operations.

Results of Operations

Net Interest Income

The largest component of the Company’s earnings is net interest income. Net interest income is the difference between interest income derived from earning assets, principally loans, and the interest expense associated with interest-bearing liabilities, principally deposits. The volume and mix of earning assets and funding sources, market rates of interest, demand for loans, and the availability of deposits affect net interest income.

4th Quarter 2008 Compared to 4th Quarter 2007

Two tables follow which analyze the changes in net interest income for the fourth quarter 2008 and fourth quarter 2007. Table I “Average Balance Analysis of Net Interest Earnings”, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table II “Analysis of Changes in Interest Income and Interest Expense”, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates.

The Bank’s net interest margin for the fourth quarter 2008 was 5.28% compared to 5.15% for the fourth quarter 2007. Table I shows that earning asset yields for the fourth quarter 2008 of 6.63% were down 135 basis points from fourth quarter 2007 earning asset yields due primarily to a 144 basis point decline in the yield on net loans. The decline in loan yields was due to the rapid decline in market interest rates during 2008, which lowered yields on the Bank’s variable rate loan portfolio. However, the Bank’s practice of including floors on most of its variable rate loans mitigated additional declines in loan yields during this falling rate environment. During the third and fourth quarters 2008, loan yields stabilized due to the activation of interest rate floors on approximately $280,000 of the Bank’s variable rate loan portfolio, thus protecting the net interest margin.

Table I shows that the rates paid on interest-bearing core deposits moved down faster than yields on earning assets as evidenced by the 168 basis point decline from 3.24% to 1.56%. In addition, the cost of alternative funding has moved down at a faster rate than core deposits, down 296 basis points from 4.88% to 1.92%. This rapid fall in the cost of alternative funding was due to a planned strategy to maintain a relatively short maturity structure on the Bank’s alternative funding, which permitted the Bank to refinance this funding at consistently lower rates during a rapidly declining interest rate environment. Overall, the cost of interest-bearing liabilities of the Bank, which includes both core deposits and alternative funding, has fallen by 205 basis points in fourth quarter 2008 from fourth quarter 2007.

Table I also shows the difference between the cost of interest-bearing core deposits and alternative funding. Overall, interest-bearing core deposits have a rate of 1.56% or 36 basis points lower than alternative funding costs at 1.92%. However, this spread between core deposit rates and alternative funding rates has compressed significantly during the last half of 2008 when compared to the first half of the year when this spread ranged between 140 and 150 basis points. This narrowing spread is again the result of the relatively short maturity structure of the Bank’s alternative funding, Federal Reserve actions to lower rates during the fourth quarter 2008, and the relatively high cost of core deposits in a very competitive rate environment.

Table II shows the changes in net interest income due to rate and volume for the quarter ended December 31, 2008. Interest income including loan fees for the fourth quarter 2008 declined by $806 from the same period last year. Higher volumes of earning assets increased interest income by $2,605, while lower yields on earning assets, primarily loans, decreased interest income by $3,411. The rate/volume analysis shows that interest expense for the quarter ended December 31, 2008 decreased by $2,807 from last year, as changes in mix and higher volumes caused interest expense to increase by $1,496, which was more than offset by a decrease in interest expense of $4,303 due to lower rates. Most of the decline in interest expense was due to lower rates and was in the Bank’s core deposit base, which illustrates the Bank’s ability to quickly reprice its core deposits. In addition, the Bank also benefited from the short maturity structure of its alternative funding, which permitted refinancing at lower rates in a rapidly falling interest rate environment.

Table I

Average Balance Analysis of Net Interest Earnings

(dollars in thousands)

	Quarter Ended December 31, 2008			Quarter Ended December 31, 2007
	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates
Interest Earning Assets
Federal funds sold and interest- bearing deposits in banks	$497	$2	1.60%	$809	$10	4.90%
Securities available for sale:
Taxable (1)	57,972	627	4.30%	52,756	622	4.68%
Tax-exempt	5,187	49	3.76%	5,247	49	3.71%
Loans, net of allowance for loan losses(2)(3)(4)	929,522	15,866	6.79%	803,999	16,669	8.23%

Total interest earning assets	993,178	16,544	6.63%	862,811	17,350	7.98%

Non-Interest Earning Assets
Cash and due from banks	17,928			19,623
Premises and equipment	20,892			20,856
Goodwill & other intangibles	22,935			23,159
Interest receivable and other	14,845			6,925
Total non interest earning assets	76,600			70,563

Total assets	$1,069,778			$933,374

Interest-Bearing Liabilities
Money market and NOW accounts	$382,144	$(1,367)	-1.42%	$378,845	$(3,066)	-3.21%
Savings deposits	21,058	(39)	-0.74%	20,650	(82)	-1.58%
Time deposits - core (5)	44,776	(355)	-3.15%	38,313	(424)	-4.39%

Total interest-bearing core deposits	447,978	(1,761)	-1.56%	437,808	(3,572)	-3.24%

	Quarter Ended December 31, 2008			Quarter Ended December 31, 2007
	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates
Time deposits - non-core	72,052	(536)	-2.96%	49,588	(651)	-5.21%
Federal funds purchased	9,005	(24)	-1.06%	16,579	(212)	-5.07%
FHLB & FRB borrowings	239,599	(904)	-1.50%	135,748	(1,594)	-4.66%
Junior subordinated debentures	8,248	(125)	-6.03%	8,248	(128)	-6.16%

Total interest-bearing alternative funding	328,904	(1,589)	-1.92%	210,163	(2,585)	-4.88%

Total interest-bearing liabilities	776,882	(3,350)	-1.72%	647,971	(6,157)	-3.77%

Noninterest-Bearing Liabilities
Demand deposits	170,897			173,706
Interest payable and other	7,040			4,326

Total noninterest liabilities	177,937			178,032

Total liabilities	954,819			826,003
Stockholders’ equity	114,959			107,371

Total liabilities and stockholders’ equity	$1,069,778			$933,374
Net Interest Income		$13,194			$11,193

Net Interest Income as a Percent of Earning Assets		5.28%			5.15%

(1)	Federal Home Loan Bank stock is included in securities available for sale.
(2)	Nonaccrual loans have been included in average balance totals.
(3)	Interest income includes recognized loan origination fees of $224 and $447 for the three months ended December 31, 2008 and 2007, respectively.
(4)	Total includes loans held for sale.
(5)	Core time deposits include all non-public time deposits, including non-public time deposits over $100.

Table II

Analysis of Changes in Interest Income and Interest Expense

(dollars in thousands)

	Three Months Ended December 31, 2008 compared to December 31, 2007
	Increase (decrease) due to
	Volume	Rate	Net
Interest earned on:
Federal funds sold and interest
bearing deposits in banks	$(4)	$(4)	$(8)
Securities available-for-sale:
Taxable	60	(55)	5
Tax-exempt	(1)	1	—
Loans, net of allowance for loan losses	2,550	(3,353)	(803)

Total interest income	$2,605	$(3,411)	$(806)

Interest paid on:
Money market and NOW accounts	$18	$(1,717)	$(1,699)
Savings deposits	1	(44)	(43)
Time deposits – core	70	(139)	(69)

Total interest-bearing core deposits	89	(1,900)	(1,811)

Time deposits - non-core	292	(407)	(115)
Federal funds purchased	(97)	(91)	(188)
FHLB & FRB borrowings	1,212	(1,902)	(690)
Junior subordinated debentures	—	(3)	(3)

Total interest-bearing alternative funding	1,407	(2,403)	(996)

Total interest expense	1,496	(4,303)	(2,807)

Net interest income	$1,109	$892	$2,001

2008 Compared to 2007

Two tables follow which analyze the changes in net interest income for the years 2008, 2007, and 2006. Table III “Average Balance Analysis of Net Interest Earnings”, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table IV, “Analysis of Changes in Interest Income and Interest Expense”, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates.

The net interest margin for the full year 2008 was 5.21%, a decline of 1 basis point from the 5.22% net interest margin reported for the year 2007. Table III shows that earning asset yields declined by 134 basis points for the year 2008 when compared to 2007 from 8.31% to 6.97%. The decline in earning assets yields was due primarily to the 141 basis point drop in yields on loans, which resulted from the rapidly declining interest rate environment experienced throughout 2008 that lowered yields on the Bank’s variable rate loan portfolio. As noted above, the Bank’s use of interest rate floors on its variable rate loan portfolio mitigated further decline in loan yields during the last half of 2008.

Table III also shows the overall cost of interest-bearing liabilities for the year 2008 was down 182 basis points from 4.10% in 2007 to 2.28% in 2008. This decline can be also be attributed to the falling rate environment during 2008, plus the relatively short-maturity structure of the Bank’s alternative funding, which permitted rapid refinancing of funding at much lower rates throughout the year. Table III also illustrates the difference between the cost of interest-bearing core deposits for the year 2008 as compared to the cost of interest-bearing alternative funding. The cost of interest-bearing core deposits was 1.85% or 108 basis points less than the 2.93% cost of alternative funding.

The year-to-date December 31, 2008 rate/volume analysis shows that interest income including loan fees declined by $3,221 from last year. Higher volumes of earning assets increased interest income by $9,047 and lower yields on loans decreased interest income by $12,268. The rate/volume analysis shows that interest expense for the year 2008 decreased by $9,066 from last year, as higher volumes on all deposit categories caused interest expense to increase by $5,045, which was more than offset by lower rates, which decreased interest expense by $14,111.

2007 Compared to 2006

The net interest margin for the full year 2007 was 5.22%, a decline of 8 basis points from the 5.30% net interest margin reported for the year 2006. Table III shows that earning asset yields improved by 11 basis points for the year 2007 when compared to 2006 from 8.20% to 8.31%. Compression in the net interest margin was primarily due to the increase in the Bank’s cost of funding, which more than offset the growth in earning asset yields. Table III shows the overall cost of interest-bearing liabilities for the year 2007 was up 24 basis points from 3.86% in 2006 to 4.10% in 2007. Table III also illustrates the difference between the cost of interest-bearing core deposits for the year 2007 as compared to the cost of interest-bearing alternative funding. The cost of interest-bearing core deposits was 3.61% or 150 basis points less than the 5.11% cost of alternative funding.

The year-to-date December 31, 2007 rate/volume analysis shows that interest income, including loan fees, improved by $7,194 over 2006. Higher volumes of earning assets increased interest income by $6,301 and higher yields on loans increased interest income by $893. The rate/volume analysis shows that interest expense for the year 2007 increased by $3,825 over last year, as higher volumes on all deposit categories caused interest expense to increase by $2,157, combined with higher rates, which increased interest expense by $1,668.

Table III

Average Balance Analysis of Net Interest Earnings

	2008			2007			2006
	Average Balance	Interest Income/(Expense)	Average Yield/(Cost)	Average Balance	Interest Income/(Expense)	Average Yield/(Cost)	Average Balance	Interest Income/(Expense)	Average Yield/(Cost)
	(dollars in thousands)			(dollars in thousands)			(dollars in thousands)
Interest Earning Assets
Federal funds sold and interest-bearing deposits in banks	$554	$20	3.61%	$981	$51	5.20%	$960	$44	4.58%
Securities available for sale:
Taxable (1)	57,260	2,682	4.68%	41,112	1,837	4.47%	38,855	1,546	3.98%
Tax-exempt	5,300	196	3.70%	5,226	156	2.99%	3,302	125	3.79%
Loans, net of allowance for loan losses(2)(3)(4)	882,742	63,047	7.14%	785,132	67,122	8.55%	712,563	60,257	8.46%

Total interest earning assets	945,856	65,945	6.97%	832,451	69,166	8.31%	755,680	61,972	8.20%

Non Earning Assets
Cash and due from banks	18,241			21,662			23,272
Premises and equipment	20,955			19,755			17,694
Goodwill & other intangibles	23,018			23,376			24,057
Interest receivable and other	10,970			6,688			4,968

Total non interest earning assets	73,184			71,481			69,991

Total assets	$1,019,040			$903,932			$825,671

Interest-Bearing Liabilities
Money market and NOW accounts	$379,657	$(6,584)	-1.73%	$364,780	$(13,358)	-3.66%	$307,054	$(10,551)	-3.44%
Savings deposits	21,228	(183)	-0.86%	24,309	(486)	-2.00%	23,559	(360)	-1.53%

Time deposits - core (5)	42,566	(1,427)	-3.35%	32,589	(1,381)	-4.24%	40,989	(1,466)	-3.58%

Total interest-bearing core deposits	443,451	(8,194)	-1.85%	421,678	(15,225)	-3.61%	371,602	(12,377)	-3.33%

Time deposits - non-core	56,380	(1,948)	-3.46%	63,918	(3,347)	-5.24%	71,954	(3,504)	-4.87%
Federal funds purchased	22,094	(578)	-2.62%	10,128	(539)	-5.32%	7,580	(380)	-5.01%
FHLB & FRB borrowings	202,293	(5,456)	-2.70%	123,597	(6,121)	-4.95%	108,324	(5,144)	-4.75%
Trust preferred	8,248	(498)	-6.04%	8,248	(508)	-6.16%	8,248	(510)	-6.18%

Total interest-bearing alternative funding	289,015	(8,480)	-2.93%	205,891	(10,515)	-5.11%	196,106	(9,538)	-4.86%

Total interest-bearing liabilities	732,466	(16,674)	-2.28%	627,569	(25,740)	-4.10%	567,708	(21,915)	-3.86%

Noninterest-Bearing Liabilities
Demand deposits	169,792			169,035			162,259
Interest payable and other	4,914			4,239			5,466

Total noninterest-bearing liabilities	174,706			173,274			167,725

Total liabilities	907,172			800,843			735,433
Stockholders’ equity	111,868			103,089			90,238

Total liabilities and stockholders’ equity	$1,019,040			$903,932			$825,671

Net Interest Income		$49,271			$43,426			$40,057

Net Interest Income as a Percent of Earning Assets		5.21%			5.22%			5.30%

(1)	Federal Home Loan Bank stock is included in securities available for sale.
(2)	Nonaccrual loans have been included in average balance totals.
(3)	Interest income includes recognized loan origination fees of $1,843, $2,065 and $2,099 for the years ended 2008, 2007, and 2006, respectively.
(4)	Total includes loans held for sale.
(5)	Core time deposits include all local time deposits, including local time deposits over $100.

Table IV

Analysis of Changes in Interest Income and Interest Expense

	2008 compared to 2007 Increase (decrease) due to			2007 compared to 2006 Increase (decrease) due to
	Volume	Rate	Net	Volume	Rate	Net
	(dollars in thousands)
Interest earned on:
Federal funds sold and interest bearing deposits in banks	$(22)	$(9)	$(31)	$1	$6	$7
Securities available-for-sale:
Taxable	722	123	845	90	201	291
Tax-exempt	2	38	40	73	(42)	31
Loans, net of allowance for loan losses	8,345	(12,420)	(4,075)	6,137	728	6,865

Total interest income	$9,047	$(12,268)	$(3,221)	$6,301	$893	$7,194

Interest paid on:
Money market and NOW accounts	$545	$(7,319)	$(6,774)	$1,984	$823	$2,807
Savings deposits	(62)	(241)	(303)	11	115	126
Time deposits	423	(377)	46	(300)	215	(85)

Total interest-bearing core deposits	906	(7,937)	(7,031)	1,695	1,153	2,848

Time deposits - non-core	(395)	(1,004)	(1,399)	(391)	234	(157)
Federal funds purchased	637	(598)	39	128	31	159
FHLB borrowings	3,897	(4,562)	(665)	725	252	977
Trust preferred	—	(10)	(10)	—	(2)	(2)
Total interest-bearing alternative funding	4,139	(6,174)	(2,035)	462	515	977

Total interest expense	$5,045	$(14,111)	$(9,066)	$2,157	$1,668	$3,825

Net interest income	$4,002	$1,843	$5,845	$4,144	$(775)	$3,369

Provision for Possible Loan Losses

Management provides for possible loan losses by maintaining an allowance. The level of the allowance is determined based upon judgments regarding the size and nature of the loan portfolio, historical loss experience, the financial condition of borrowers, the level of nonperforming loans, and current general economic conditions. Additions to the allowance are charged to expense. Loans are charged against the allowance when management believes the collection of principal is unlikely.

The provision for loan losses totaled $3,600 in 2008, $725 in 2007, and $600 in 2006. The increase in the provision for 2008 when compared to 2007 was due to loan growth, moderate deterioration in credit quality, and an increase in unallocated reserves in light of significant economic uncertainty. The increase in the provision for 2007 when compared to 2006 was due to loan growth and some increased economic uncertainty.

At December 31, 2008, the Bank had $7,704 or 0.71% of total assets in nonperforming assets, net of government guarantees, compared to $4,094 or 0.43% of total assets at December 31, 2007. Nonperforming assets at December 31, 2008 consist of $3,898 of nonaccrual loans (net of $239 in government guarantees) and $3,806 of other real estate owned. Nonperforming assets do not include $2,234 of impaired loans less than 90 days past due and continuing to accrue interest as of December 31, 2008. At December 31, 2008, approximately $1,181 of the nonaccrual loans were consumer residential construction loans. Losses on these or any future nonperforming loans in the consumer residential construction segment of the loan portfolio are mitigated due to a cash-secured 20% principal guarantee for each of these loans. In addition, no special allocation to the allowance for loan losses for these specific loans is expected. Other real estate owned consisted of 17 completed consumer construction residential properties and seven individual residential building lots.

The allowance for loan losses at December 31, 2008 was $10,980 (1.15% of outstanding loans, net of loans held for sale) compared to $8,675 (1.05% of loans) and $8,284 (1.08% of loans) at years end 2007 and 2006, respectively. At December 31, 2008, the Bank also has reserved $196 for possible losses on unfunded loan commitments, which is classified in other liabilities. The 2008 ending allowance includes $887 in specific allowance for $6,132 in impaired loans (net of government guarantees). At December 31, 2007, the Company had $3,671 of impaired loans (net of government guarantees) with a specific allowance assigned of $160.

Net loan charge offs were $1,295 in 2008 compared to $334 in 2007, and $108 in 2006. Net charge offs as a percentage of average loans were 0.15%, 0.04%, and 0.01% for 2008, 2007, and 2006, respectively.

Noninterest Income

Noninterest income is derived from sources other than fees and interest on earning assets. The Company’s primary sources of noninterest income are service charge fees on deposit accounts, merchant bankcard activity, income derived from mortgage banking services, and gains on the sale of loans.

2008 Compared to 2007

Noninterest income in 2008 was $4,269, up $344 or 9% from the $3,925 reported for the year 2007. The increase in 2008 noninterest income when compared to 2007 was primarily attributable to a $267 increase in service charges on deposit accounts and a $193 increase in other fee income, principally bankcard processing fee income. Service charges on deposit accounts increased due to lower earnings credit rate, which increased fees on analyzed business accounts. Bankcard processing fee income accounted for $114 of this increase. Increases in these categories were partially offset by a $15 decrease in mortgage banking income. The decline in mortgage banking income was attributable to a significant slow down in the residential housing market. The other income category in 2008 was $330, an $87 or 21% decrease from the $417 reported in the other income category for the year 2007. The decrease in the other income category was due to collection of approximately $70 in loan referral fees during the year 2007.

2007 Compared to 2006

Noninterest income in 2007 was $3,925, down $476 or 11% from the $4,401 reported for the year 2006. Excluding the one-time gain of $335 on the sale of property included in 2006 results, noninterest income in 2007 was down $141 or 3% from 2006. The following discussion excludes the effect of the gain on sale of property in 2006. The $141 decline in 2007 noninterest income when compared to 2006 was primarily due to a $435 decrease in mortgage banking income. The decline in mortgage banking income was attributable to a significant slow down in the residential housing market. The decline in mortgage banking income was partially offset by increases in service charges on deposit accounts, other fee income, principally bankcard processing fee income, and the other income category. Service charges on deposit accounts increased $76 or 6% due to lower earnings credit rate, which increased fees on analyzed business accounts. Other fee income, principally bankcard processing fee income in 2007 increased $135 or 9% over 2006. Bankcard processing fee income accounted for $53 of this increase, while other service charge income, primarily wire transfer fees accounted for $68 of this increase. The other income category in 2007 was $417, a $94 or 29% increase over the $323 reported in the other income category for the year 2006. The increase in the other income category was due to collection of approximately $70 in loan referral fees during the year 2007.

Noninterest Expense

Noninterest expense represents all expenses other than the provision for loan losses and interest costs associated with deposits and other interest-bearing liabilities. It incorporates personnel, premises and equipment, data processing and other operating expenses.

2008 Compared to 2007

Noninterest expense for the year 2008 was $29,562, up $3,701 or 14% over the $25,861 reported for the year 2007. Personnel expense in 2008 was up $2,422 and accounted for 65% of the total increase in noninterest expense in the year. Total salary expense was up $1,699 or 16% and benefits and taxes were up $780 or 16% over last year. Approximately $442 of the increase in salary expense was due to lower loan origination costs, which are a direct offset to salary expense. Higher benefits and taxes expense in 2008 resulted from increased group insurance, and accruals for officer incentives. The other expense category accounted for the majority of the remaining increase in noninterest expense in 2008 over 2007. Other expenses were $5,490 in 2008, up $588 or 12% over 2007 other expenses of $4,902. The increase in the other expense category can be attributed to the following areas: 1) increased FDIC assessment of $231; 2) increased travel expense of $89; 3) increased other real estate expense of $125 due to increases in other real estate owned; and 4) increased repossession and collection expense of $23 related to increases in non-performing loans.

2007 Compared to 2006

Noninterest expense for the year 2007 was $25,861, up $2,070 or 9% over the $23,791 reported for the year 2006. All noninterest expense categories showed an increase in 2007 when compared to 2006. Personnel expense in 2007 was up $1,089 and accounted for 53% of the total increase in noninterest expense in the year. Total salary expense was up $515 or 5% and benefits and taxes were up $823 or 20% over last year due to performance increases for existing employees, increased group insurance, and increased accruals for officer incentives. These increases were partially offset by a decline in commission expense in 2007 from 2006. The other expense category accounted for the majority of the remaining increase in noninterest expense in 2007 over 2006. Other expenses were $4,902 in 2007, up $708 or 17% over 2006 other expenses of $4,194. The increase in the other expense category can be attributed to the following areas: 1) increased FDIC assessment of $146; 2) increased communications expense (primarily armored car and courier services) of $133; 3) increased other data processing expense of $199 due to new contracts in place; 4) increased expense related to the unfunded loan commitment of $196; and 5) increased local taxes (Multnomah County and State of Washington B&O taxes) of $107.

Balance Sheet

Loans

At December 31, 2008, outstanding loans, net of deferred loan fees and excluding loans held for sale, were $956,357, up $134,035 over outstanding loans of $822,322 at December 31, 2007. A summary of loan growth by market for the year 2008 follows:

	Balance Dec. 31, 2008	Balance Dec. 31, 2007	$ Increase (Decrease)	% Increase (Decrease)
Eugene Market	$237,604	$217,962	$19,642	9.01%
Portland Market	432,961	389,053	43,908	11.29%
Seattle Market	285,792	215,307	70,485	32.74%

Total	$956,357	$822,322	$134,035	16.30%

The Seattle market was primarily responsible for the majority of the growth in outstanding loans for the Company during 2008, but both the Portland and Eugene markets also showed solid year-over-year loan growth. The growth in all three markets can be attributed to increased commercial real estate lending and loans to dental professionals throughout the year, combined with a lessening of competition for loans. Throughout 2008, many financial institutions experiencing credit quality problems and significantly reduced their lending activities, thus increasing the opportunity for the Bank to grow its loan portfolio. More information on the loan portfolio can be found under “Statistical Information” below and in Note 4 of the Notes to Consolidated Financial Statements.

Goodwill and Intangible Assets

At December 31, 2008, the Company had a recorded balance of $22,031 in goodwill from the November 30, 2005 acquisition of NWB Financial Corporation and its wholly-owned subsidiary Northwest Business Bank (NWBF). In addition, at December 31, 2008 the Company had $873 core deposit intangible assets resulting from the acquisition of NWBF. The core deposit intangible was determined to have an expected life of approximately seven years and is being amortized over that period using the straight-line method. During 2008, the Company amortized $223 of the core deposit intangible. In accordance with Statement of Financial Accounting Standard (“SFAS”) 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill or other intangible assets with indefinite lives, but instead periodically tests these assets for impairment. Management performed an impairment analysis at December 31, 2008 and determined there was no impairment of the goodwill at the time of the analysis.

Deposits

Outstanding deposits at December 31, 2008 were $722,437, an increase of $78,013 over outstanding deposits of $644,424 at December 31, 2007. Core deposits, which are defined by the Company as demand, interest checking, money market, savings, and local time deposits, including local time deposits in excess of $100 thousand, were $615,832, down $60 from outstanding core deposits of

$615,892 at December 31, 2007. At December 31, 2008 and 2007, respectively, core deposits represented 85% and 96% of total deposits, respectively. A summary of deposit growth by market for the year 2008 follows:

	Balance Dec. 31, 2008	Balance Dec. 31, 2007	$ Increase (Decrease)	% Increase (Decrease)
Eugene Market core deposits	$406,098	$405,351	$747	0.18%
Portland Market core deposits	110,287	109,698	589	0.54%
Seattle Market core deposits	99,447	100,843	(1,396)	-1.38%

Total core deposits	615,832	615,892	(60)	-0.01%
Other deposits	106,605	28,532	78,073	273.63%

Total	$722,437	$644,424	$78,013	12.11%

Outstanding core deposits at December 31, 2008 in all three markets were virtually flat from one year ago primarily due to the highly competitive environment for these deposits with other financial institutions in all three of the Bank’s primary markets. This increased competition for core deposits, primarily based on price, was driven by liquidity problems experienced by the entire industry during the last six months of 2008 as financial markets experienced significant disruption. In addition, core deposit growth was affected by a deterioration in economic conditions in all three markets that negatively impacted the cash flow, and thus the deposit levels of many of the Bank’s existing clients. As a result of no growth in core deposits, the Bank experienced growth of more than $78,000 in other deposits, which consisted primarily of brokered and public time deposits.

Junior Subordinated Debentures

The Company had $8,248 in junior subordinated debentures at December 31, 2008, which were issued in conjunction with the acquisition of NWBF. At December 31, 2008, the entire $8,248 in junior subordinated debentures had an interest rate of 6.265% that is fixed through November 2010. As of December 31, 2008, the entire balance of the junior subordinated debentures qualified as Tier 1 capital under regulatory capital purposes. Additional information regarding the terms of the junior subordinated debentures, including maturity/repricing dates and interest rate, is included in Note 12 of the Notes to Consolidated Financial Statements.

Capital Resources

Capital is the stockholders’ investment in the Company. Capital grows through the retention of earnings and the issuance of new stock through the exercise of stock options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Stockholders’ equity at December 31, 2008 was $116,165, an increase of $8,656 or 8% from December 31, 2007. The increase in stockholders’ equity during 2008 was due to the retention of approximately $8,142 net income for the year and the exercise of stock options and the related tax benefit accounted for another $1,504.

The Federal Reserve Board and the FDIC have in place guidelines for risk-based capital requirements applicable to U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulation, associated with various categories of assets, both on and off-balance sheet. Under the guidelines, capital strength is measured in two tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. These guidelines require a minimum of 8% total risk-based capital ratio, of which 4% must be Tier I capital. The regulations also specify that a 10% total risk-based capital ratio is required to be designated “well-capitalized” (the highest FDIC capital rating) by the FDIC. The Company’s Tier I capital, which consists of stockholders’ equity and qualifying trust preferred securities, less other comprehensive income, goodwill (net of the deferred tax associated with goodwill), and deposit-based intangibles, totaled $102,424 at December 31, 2008. Tier II capital components include all, or a portion of the allowance for loan losses and the portion of trust preferred securities in excess of Tier I statutory limits. The total of Tier I and Tier II capital components is referred to as Total Risk-Based Capital, and was $113,600 at December 31, 2008. The Bank’s total risk-based capital ratio was 11.11%, at December 31, 2008 compared to 10.97% at December 31, 2007.

Subsequent to year-end December 31, 2008, the Company raised approximately $9,700 of additional capital through a private equity placement of 750 thousand shares of stock at $13.50 per share. This additional capital is expected to increase the Company’s total risk-based capital ratio to more than 12% at the end of first quarter 2009. In addition, during December 2008, the Company was granted preliminary approval under TARP by the Treasury to receive $30 million of additional capital in the form of preferred stock. In January 2009, the Company announced it had determined not to participate in this program.

The Company pays cash dividends on a quarterly basis, typically in March, June, September and December of each year. The Board of Directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations including a review of recent operating performance, capital levels, and concentrations of loans as a percentage of capital, and growth projections. The Board also considers dividend payout ratios, dividend yield, and other financial metrics in setting the quarterly dividend. The Company declared and paid cash dividends of $0.40 per share for the year 2008. That compares to dividends of $0.35 per share for the year 2007 when adjusted for the 10% stock dividend paid in June 2007.

The Board of Directors, at its February 17, 2009 meeting, approved a dividend of $0.10 per share for stockholders of record as of March 3, 2009. If continued for each quarter during 2009, this would result in no change in 2009 dividends over 2008 dividends.

The Company projects that earnings retention and existing capital will be sufficient to fund anticipated organic asset growth, while maintaining a well-capitalized designation from all regulatory agencies.

Off-Balance Sheet Arrangements and Commitments

In the normal course of business, the Bank commits to extensions of credit and issues letters of credit. The Bank uses the same credit policies in making commitments to lend funds and conditional obligations as it does for other credit products. In the event of nonperformance by the customer, the Bank’s exposure to credit loss is represented by the contractual amount of the instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established by the contract. Since some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2008, the Bank had $182,609 in commitments to extend credit.

Letters of credit written are conditional commitments issued by the Bank to guarantee performance of a customer to a third party. The credit risk involved is essentially the same as that involved in extending loan facilities to customers. At December 31, 2008, the Bank had $2,298 in letters of credit and financial guarantees written.

The Bank also has internal guidance lines of credit established for certain borrowers, primarily in the residential construction industry. These guidance lines are not contractual commitments to extend credit, and may be terminated by the Bank for any reason without any obligation to the borrower. These lines provide the Bank’s lenders limits on future extensions of credit to certain borrowers. The Bank uses the same credit policies in establishing internal guidance lines as it does for other credit products. At December 31, 2008, the Bank had established unused and uncommitted guidance lines totaling approximately $1,387 compared to unused and uncommitted guidance lines of $38,321 at December 31, 2007.

The Company has certain other financial commitments. These future financial commitments are outlined below:

Contractual Obligations

(dollars in thousands)	Total	Less than One Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Junior subordinated debenture	$8,248	$—	$—	$—	$8,248
FHLB borrowings	194,500	159,500	21,500	11,500	2,000
Federal Reserve borrowings	20,000	20,000	—	—	—
Time Deposits	150,545	123,172	21,482	5,891	—
Operating lease obligations	6,848	954	1,177	932	3,785

	$380,141	$303,626	$44,159	$18,323	$14,033

Liquidity

Liquidity is the term used to define the Company’s ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity through core deposit growth, maturity of investment securities, and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits, including local time deposits in excess of $100. Additional liquidity and funding sources are provided through the sale of loans, sales of securities, access to national CD markets, and both secured and unsecured borrowings.

The Company uses a number of measurements to monitor its liquidity position on a daily, weekly, and monthly basis. During the third and fourth quarters of 2008 during significant disruption of financial markets that created liquidity problems for a number of financial institutions, the Company heightened its liquidity monitoring and also put into place a number of programs to increase its core deposit base, including deposit promotions in all three markets.

Core deposits at December 31, 2008 were 85% of total deposits compared to 96% at December 31, 2007. Core deposits at December 31, 2008 were virtually flat with one year ago due to increased competition for core deposits by all financial institutions, combined with deteriorating economic conditions. Loan growth was funded primarily through alternative funding sources, including overnight borrowed funds, Federal Home Loan Bank advances, Federal Reserve Bank of San Francisco advances, public deposits available from the State of Oregon and State of Washington, national market time deposits, and brokered time deposits.

The Company has deposit relationships with several large clients, which are closely monitored by Bank officers. At December 31, 2008, 29 large deposit relationships with the Bank account for $206,026 or 29% of total deposits. The single largest client represented 8% of total deposits at December 31, 2008. The loss of this deposit relationship or other large deposit relationships could cause an adverse effect on short-term liquidity. The Company expects to maintain these relationships and believes it has sufficient sources of liquidity to mitigate the loss of one or more of these clients.

Borrowing lines have been established at various correspondent banks, the Federal Home Loan Bank of Seattle and with the Federal Reserve Bank of San Francisco. At December 31, 2008, the Bank had secured and unsecured borrowing lines totaling approximately $495,188 consisting of $327,253 with the Federal Home Loan Bank of Seattle, $118,000 with various correspondent banks, and $49,935 with the Federal Reserve Bank of San Francisco. The Federal Home Loan Bank borrowing line is limited to the amount of collateral pledged. At December 31, 2008, the Bank had collateral pledged to the FHLB in the form of commercial real estate loans, first and second lien single family residential loans, multi-family loans, and mortgage-backed securities that had a discounted collateral value of approximately $273,978 for this line. The $49,935 borrowing line with the Federal Reserve Bank of San Francisco is also secured through the pledging of commercial loans under the Bank’s Borrower-In-Custody program. The $118,000 in borrowing lines with correspondent banks is unsecured. At December 31, 2008, the Bank had $194,500 in borrowings outstanding from the FHLB of Seattle and $24,000 outstanding on its overnight correspondent bank lines, and $20,000 outstanding with the Federal Reserve Bank of San Francisco. In addition, the Bank is part of the State of Oregon and State of Washington community bank time deposit program and at December 31, 2008 had approximately $500 available from these sources. The Bank’s loan portfolio also contains approximately $31,689 in guaranteed government loans, which can be sold on the secondary market.

Subsequent to the end of the year, as a result of a financial institution failure in the State of Washington, the Bank was assessed $9 thousand for uninsured public deposits at the failed institution. The assessment was based upon the Bank’s pro rata share of public deposits as of December 31, 2008, which amounted to less than one-tenth of one percent. However, due to the increased risk of future bank failures in Washington, the Bank chose to exit the public deposit pool in order to minimize its exposure to possible assessments for uninsured deposits. The Bank will continue to have a potential liability for uninsured deposits for a period of one year following its exit from the state public deposit pool.

Inflation

Substantially all of the assets and liabilities of the Company are monetary. Therefore, inflation has a less significant impact on the Company than does fluctuation in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years, inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s results of operations are largely dependent upon its ability to manage market risks. Changes in interest rates can have a significant effect on the Company’s financial condition and results of operations. Although permitted by its funds management policy, the Company does not presently use derivatives such as forward and futures contracts, options, or interest rate swaps to manage interest rate risk. Other types of market risk such as foreign currency exchange rate risk and commodity price risk do not arise in the normal course of the Company’s business activities.

Interest rate risk generally arises when the maturity or repricing structure of the Company’s assets and liabilities differ significantly. Asset and liability management, which among other things addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income while maintaining sufficient liquidity. This process includes monitoring contractual maturity and prepayment expectations together with expected repricing of assets and liabilities under different interest rate scenarios. Generally, the Company seeks a structure that insulates net interest income from large deviations attributable to changes in market rates.

Interest rate risk is managed through the monitoring of the Company’s balance sheet by subjecting various asset and liability categories to interest rate shocks and gradual interest rate movements over a one-year period of time. Interest rate shocks use an instantaneous adjustment in market rates of large magnitudes on a static balance sheet to determine the effect such a change in interest rates would have on the Company’s net interest income and capital for the succeeding twelve-month period. Such an extreme change in interest rates and the assumption that management would take no steps to restructure the balance sheet does limit the usefulness of this type of analysis. This type of analysis tends to provide a best-case or worst-case scenario. In addition to the interest rate shock analysis, the company also prepares a rolling four quarter forecast of the balance sheet and income statement using a flat rate scenario i.e. rates unchanged and a most-likely rate scenario where rates are projected to change based on management’s analysis of expected economic conditions and interest rate environment. This analysis takes into account growth in loans and deposits and management strategies that could be employed to maximize the net interest margin and net interest income.

The Company utilizes in-house asset/liability modeling software, ProfitStar to determine the effect changes in interest rates have on net interest income. Interest rate shock scenarios are modeled in a parallel shift of the yield curve in 100 basis point increments (plus or minus) in the federal funds rate. Although certain assets and liabilities may have similar repricing characteristics, they may not react correspondingly to changes in market interest rates. In the event of a change in interest rates, prepayment of loans and early withdrawal of time deposits would likely deviate from those previously assumed. Increases in market rates may also affect the ability of certain borrowers to make scheduled principal payments.

The model attempts to account for such limitations by imposing weights on the differences between repricing assets and repricing liabilities within each time segment. These weights are based on the ratio between the amount of rate change of each category of asset or liability, and the amount of change in the federal funds rate. Certain non-maturing liabilities such as checking accounts and money market deposit accounts are allocated among the various repricing time segments to meet local competitive conditions and management’s strategies.

During the first six months of 2008, the model indicated that the Company was asset sensitive and projected rising margins in a rising rate environment. However during the last six months of 2008 and at December 31, 2008, the Profit Star model showed the Company had become liability sensitive, meaning that in a rising rate environment, the net interest margin and net interest income would decline. The change in the Company’s interest rate risk position was due primarily to the activation of floors on approximately $280,000 of variable rate loans, combined with the relatively short maturity structure of the Company’s alternative funding. The following table shows the estimated impact of interest rate changes plus 300 basis points and minus 300 basis points on net interest income in 100 basis point increments. The base figure of $54,940 used in the analysis differs from actual net interest income for 2008 due to instruments being priced at offering rates, factoring in run-off assumptions. Due to the various assumptions used for this modeling and potential balance sheet strategies management may implement to mitigate interest rate risk, no assurance can be given that projections will reflect actual results.

Interest Rate Shock Analysis

Net Interest Income and Market Value Performance

($ in thousands)

Projected Interest Rate Change	Estimated Value	Net Interest Income $ Change From Base	% Change From Base
+300	$49,100	$(5,840)	(10.63)%
+200	50,475	(4,465)	(8.13)%
+100	51,657	(3,283)	(5.98)%
Base	54,940	0	0.00%
-100	56,926	1,986	3.62%
-200	57,574	2,634	4.79%
-300	57,581	2,641	4.81%

BUSINESS

The Company

General

Pacific Continental Corporation (the “Company”) is an Oregon corporation and registered bank holding company located in Eugene, Oregon. The Company was organized on June 7, 1999, pursuant to a holding company reorganization of Pacific Continental Bank, its wholly-owned subsidiary.

The Company’s principal business activities are conducted through its full-service commercial bank subsidiary, Pacific Continental Bank (the “Bank”), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation (“FDIC”). The Bank has two subsidiaries, PCB Service Corporation (presently inactive), which holds and manages Bank property, and PCB Loan Services (presently inactive), which manages certain other real estate owned.

The Bank operates in three primary markets: Portland, Oregon / Southwest Washington; Seattle, Washington; and Eugene, Oregon. At December 31, 2008, the Bank operated fourteen full-service offices in six Oregon and three Washington cities.

Results

For the year ended December 31, 2008, the consolidated net income of the Company was $12.9 million or $1.08 per diluted share. At December 31, 2008, the consolidated equity of the Company was $116.2 million with 12.1 million shares outstanding and a book value of $9.62 per share. Total assets were $1,090.8 million. Loans, including loans held for sale, net of allowance for loan losses and unearned fees, were $945.8 million at December 31, 2008 and represented 87% of total assets. Deposits totaled $722.4 million at year-end 2008 with core deposits representing 85% or $615.8 of total deposits. At December 31, 2008, the Company had a total risk-based capital ratio of 11.11% and was rated as “well-capitalized” under FDIC guidelines. Subsequent to the end of the year, the company raised approximately $9.7 million in additional capital through a private equity placement that is expected to increase the total risk-based capital ratio to more than 12%. In addition, in December 2008, the Company received preliminary approval to receive up to $30 million in capital in the form of preferred stock through the Federal Government’s Troubled Asset Relief Program. In January 2009, the Company announced that it had determined not to participate in this program. For more information regarding the Company’s financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above and the financial statements included in this prospectus.

The Bank

General

The Bank commenced operations on August 15, 1972. At December 31, 2008, the Bank operated fourteen banking offices in Oregon and Washington. The primary business strategy of the Bank is to provide comprehensive banking and related services tailored to community-based business, not-for-profits, professional service providers and private banking services for business owners and executives. The Bank emphasizes the diversity of its product lines, high levels of personal service, and through technology, offers convenient access typically associated with larger financial institutions, while maintaining local decision-making authority and market knowledge, typical of a local community bank. More information on the Bank and its banking services can be found on its Website. The Bank operates under the banking laws of the State of Oregon, State of Washington and the rules and regulations of the FDIC and the Federal Reserve Bank of San Francisco.

Primary Market Area

The Bank’s primary markets consist of metropolitan Portland, which includes Southwest Washington, and metropolitan Eugene in the State of Oregon and metropolitan Seattle in the State of Washington. The Bank has five full-service banking offices in the metropolitan Portland and Southwest Washington area, seven full-service banking offices in the metropolitan Eugene area, and two full-service offices in the metropolitan Seattle area. The Bank has its headquarters and administrative office in Eugene, Oregon.

Competition

Commercial banking in the states of Oregon and Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, and other financial institutions. Banking in Oregon and Washington is dominated by several large banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, and JP Morgan, which together account for a majority of the total commercial and savings bank deposits in Oregon and Washington. These competitors have significantly greater financial resources and offer a much greater number of branch locations. The Bank has attempted to offset the advantage of the larger competitors by focusing on certain market segments, providing high levels of customization and personal service, and tailoring its technology, products, and services to the specific market segments that the Bank serves.

In addition to larger institutions, numerous “community” banks and credit unions have been formed, expanded or moved into the Bank’s three primary areas and have developed a similar focus to the Bank. These institutions have further increased competition in all three of the Bank’s primary markets. This growing number of similar financial institutions and an increased focus by larger institutions in the Bank’s primary markets has led to intensified competition in all aspects of the Bank’s business, particularly in the area of loan and deposit pricing.

The adoption of the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) has led to further intensification of competition in the financial services industry. The GLB Act has eliminated many of the barriers to affiliation among providers of various types of financial services and has permitted business combinations among financial service providers such as banks, insurance companies, securities or brokerage firms, and other financial service providers. Additionally, the rapid adoption of financial services through the Internet has reduced or even eliminated many barriers to entry by financial services providers physically located outside our market area. For example, remote deposit services allow depository companies physically located in other geographical markets to service local businesses with minimal cost of entry. Although the Bank has been able to compete effectively in the financial services business in its markets to date, there can be no assurance that it will be able to continue to do so in the future.

The financial services industry has experienced widespread consolidation over the last decade. The Company anticipates that consolidation among financial institutions in its market area will continue. In particular, the current economic conditions suggest a number of bank failures are possible in the Company’s market areas that will lead to additional consolidation in the industry. The Company seeks acquisition opportunities, including FDIC assisted takeovers, from time to time, in its existing markets and in new markets of strategic importance. However, other financial institutions aggressively compete against the Bank in the acquisition market. Some of these institutions may have greater access to capital markets, larger cash reserves, and stock for use in acquisitions that is more liquid and more highly valued by the market.

Services Provided

Lending Activities

The Bank emphasizes specific areas of lending within its primary market areas: loans to community-based businesses, professional service providers, not-for-profit organizations and private banking services for business owners and executives.

Commercial loans, secured and unsecured, are made primarily to professionals, community-based businesses, and not-for-profit organizations. These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes. The Bank also originates Small Business Administration (“SBA”) loans and enjoys a national preferred lender status with the SBA.

Within its primary markets, the Bank also concentrates on permanent and construction loan financing for commercial facilities and for pre-sold, custom, and speculative home construction. The major thrust of residential construction lending is smaller in-fill construction projects consisting of single-family residences. However, in fourth quarter 2007, due to the rapid deterioration in the national and regional housing market, the Bank severely restricted lending on speculative home construction and significantly reduced its exposure to residential construction lending. The Bank also finances requests for multi-family residences.

Fixed-rate and variable rate residential mortgage loans are offered through the Bank’s mortgage loan department. Most residential mortgage loans originated are sold in the secondary market along with the mortgage loan servicing rights.

The Bank makes secured and unsecured loans to individuals for various purposes including purchases of automobiles, mobile homes, boats, and other recreational vehicles, home improvements, education, and personal investment.

The Bank offers credit card services to its business customers and uses an outside vendor for credit card processing. In addition, the Bank provides merchant bankcard processing services through an outside processor, for its client base, including businesses, not-for-profits, and professional service providers.

The Board of Directors has approved specific lending policies and procedures for the Bank and management is responsible for implementation of the policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals, and cash flow coverage. The loan policies also vest varying levels of loan authority in management, the Bank’s Loan Committee, and the Board of Directors. Bank management monitors lending activities through management meetings, loan committee meetings, monthly reporting, and periodic review of loans by third-party contractors.

Deposit Services

The Bank offers a full range of deposit services that are typically available in most banks and other financial institutions, including checking, savings, money market accounts, and time deposits. The transaction accounts and time deposits are tailored to the Bank’s primary markets and market segments at rates competitive with those offered in the area. Additional deposits are generated through national networks for institutional deposits and the State of Oregon and State of Washington for public time deposits. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

Subsequent to the end of the year, as a result of a financial institution failure in the State of Washington, the Bank was assessed $9 thousand for uninsured public deposits at the failed institution. The assessment was based upon the Bank’s pro rata share of public deposits as of December 31, 2008, which amounted to less than one-tenth of one percent. However, due to the increased risk of future bank failures in Washington, the Bank chose to exit the public deposit pool in order to minimize its exposure to possible assessments for uninsured deposits. The Bank will continue to have a potential liability for uninsured deposits for a period of one year following its exit from the state public deposit pool.

The Bank has invested continuously in image technology since 1994 for the processing of checks. The Bank was the first financial institution in Lane, Multnomah, Clackamas, and Washington Counties to offer this service. Due to this investment in image technology, commencing in July 2007, the Bank has been able to accelerate its funds availability by presenting all items for clearing to its correspondent banks via an imaged file. In addition, the Bank provides on-line cash management, remote deposit capture, and banking services to businesses and consumers. The Bank also allows 24-hour customer access to deposit and loan information via telephone and on-line cash management products.

Merchant Card Services

The Bank provides merchant card services to its clients, which includes processing of credit card transactions and issuance of business credit cards. This service is an integral part of the Bank’s strategy to focus on marketing to community-based business, not-for-profits, and service providers. During 2008, the Company processed approximately $190 million in credit card transactions for its merchant clients.

Other Services

The Bank provides other traditional commercial and consumer banking services, including cash management products for businesses, on-line banking, safe deposit services, debit and ATM cards, ACH transactions, savings bonds, cashier’s checks, travelers’ checks, notary services and others. The Bank is a member of numerous ATM networks and utilizes an outside processor for the processing of these automated transactions.

Employees

At December 31, 2008, the Bank employed 255 full-time equivalent (FTE) employees with 29 FTE’s in the Seattle market, 49 FTE’s in the Portland market, 83 FTE’s in the Eugene market, and 94 FTE’s in administrative functions located in Eugene, Oregon. None of these employees are represented by labor unions, and management believes that the Company’s relationship with employees is good. The Company emphasizes a positive work environment for its employees, which is validated by recognition from independent third parties. In December 2008, the Bank was recognized for the second consecutive year as one of Oregon’s ten most admired companies in the Portland Business Journal’s Most Admired Companies survey. During 2008, the Bank was also recognized for the seventh consecutive year by Oregon Business Magazine as one of Oregon’s Best 100 Companies for which to work, and was the highest rated financial institution in the state. In addition, in 2004, the Bank was named as the number one small company (employees under 250) to work for in the State of Oregon by Oregon Business Magazine. The Bank and its employees have also been recognized for their involvement in the community. Management continually strives to retain and attract top talent as well as provide career development opportunities to enhance skill levels. A number of benefit programs are available to eligible employees, including group medical plans, paid sick leave, paid vacation, group life insurance, 401(k) plans, and equity compensation plans.

Supervision and Regulation

General

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Bank. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, our costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to us, including the interpretation or implementation thereof, could have a material effect on our business or operations.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (“BHCA”), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must file reports with and provide the Federal Reserve such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company’s ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As an Oregon corporation, the Company is subject to certain limitations and restrictions under applicable Oregon corporate law. For example, state law restrictions in Oregon include indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Pacific Continental Bank

General. The Bank is an Oregon commercial bank operating in Oregon and Washington with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Oregon Department of Consumer and Business Services and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices. Additionally, the Bank’s branches in Washington are subject to supervision and regulation by the Washington Department of Financial Institutions and must comply with applicable Washington laws regarding community reinvestment, consumer protection, fair lending and intrastate branching.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. A bank’s community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent as those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes certain non-capital safety and soundness standards upon banks. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

State Assessments. Washington state banks and out of state banks with branches in Oregon that hold public funds are considered public depositories and are subject to pro rata assessments for the loss of public deposits held at a failed Washington or Oregon bank, respectively, that exceed federal deposit insurance limits and other coverage. Due to the current economic climate it is anticipated that there will be bank failures nationwide, and we may face increased costs if a Washington or Oregon state public depository bank fails and we are assessed for a net losses of such public deposits held at the failed institution.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”) relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Generally, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production and the federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Oregon and Washington have both enacted “opting in” legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions, subject to certain “aging” requirements. Oregon restricts an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within Oregon, either through merger or acquisition of all or substantially all of the bank’s assets, the out-of-state bank may open additional branches within Oregon. Under Washington law, an out-of-state bank may, subject to Department of Financial Institutions’ approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions.

Dividends

The principal source of the Company’s cash is from dividends received from the Bank, which are subject to government regulation and limitations. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice or would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits a bank’s ability to pay dividends that are greater than retained earnings without approval of the Oregon Department.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk-weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of average total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.” Institutions that are “undercapitalized” or lower are subject to certain mandatory supervisory corrective actions.

In 2007, the federal banking agencies, including the FDIC and the Federal Reserve, approved final rules to implement new risk-based capital requirements. Presently, this new advanced capital adequacy framework, called Basel II, is applicable only to large and internationally active banking organizations. Basel II changes the existing risk-based capital framework by enhancing its risk sensitivity. Whether Basel II will be expanded to apply to banking organizations that are the size of the Company or the Bank is unclear at this time, and what effect such regulations would have on us cannot be predicted, but we do not expect our operations would be significantly impacted.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company’s rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank’s condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Recent Legislation

Emergency Economic Stabilization Act of 2008. In response to the recent financial crisis, the United States government passed the Emergency Economic Stabilization Act of 2008 (the “EESA”) on October 3, 2008, which provides the United States Department of the Treasury (the “Treasury”) with broad authority to implement certain actions intended to help restore stability and liquidity to the U.S. financial markets.

Insurance of Deposit Accounts. The EESA included a provision for a temporary increase from $100,000 to $250,000 per depositor in deposit insurance effective October 3, 2008 through December 31, 2009. After December 31, 2009, deposit accounts are expected to again be insured by the FDIC, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and ranges from 5 to 43 basis points of the institution’s deposits. In December 2008, the FDIC adopted a rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. The rule also gives the FDIC the authority to alter the way it calculates federal deposit insurance assessment rates beginning in the second quarter of 2009 and thereafter, and as necessary, to implement emergency special assessments to maintain the deposit insurance fund.

In 2006, federal deposit insurance reform legislation was enacted that (i) required the FDIC to merge the Bank Insurance Fund and the Savings Association Insurance Fund into a newly created Deposit Insurance Fund; (ii) increases the amount of deposit insurance coverage for retirement accounts; (iii) allows for deposit insurance coverage on individual accounts to be indexed for inflation starting in 2010; (iv) provides the FDIC more flexibility in setting and imposing deposit insurance assessments; and (v) provides eligible institutions credits on future assessments.

Troubled Asset Relief Program. Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program (“TARP”). On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the “CPP”) of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions, as well as a warrant to purchase common stock. The Company has decided not to participate in the CPP in light of its strong capital position in part due to a successful common stock offering during the first week of January 2009.

Temporary Liquidity Guarantee Program. In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which has two components—the Debt Guarantee Program and the Transaction Account Guarantee Program. Under the Transaction Account Guarantee Program any participating depository institution is able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. Under the program, effective November 14, 2008, insured depository institutions that have not opted out of the FDIC Temporary Liquidity Guarantee Program will be subject to a 0.10% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000, which surcharge will be added to the institution’s existing risk-based deposit insurance assessments. Under the Debt Guarantee Program, qualifying unsecured senior debt issued by a participating institution can be guaranteed by the FDIC. The Company and the Bank chose to participate in both components of the FDIC Temporary Liquidity Guaranty Program.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law. ARRA is intended to help stimulate the economy and is a combination of tax cuts and spending provisions applicable to a broad range of areas with an estimated cost of $787 billion. The impact that ARRA may have on the US economy, the Company and the Bank cannot be predicted with certainty.

Public-Private Investment Program. Treasury recently announced the Public-Private Investment Program as part of its efforts to repair bank balance sheets and ensure that credit is available. Using $75 to $100 billion in TARP capital and capital from private investors, the Public-Private Investment Program will generate $500 billion in purchasing power to buy toxic assets – with the potential to expand to $1 trillion over time. The program will use government financing in partnership with the FDIC and Federal Reserve and co-investment with private sector investors. To deal with difficulties in pricing such assets, private sector investors will compete with one another to establish the price of the loans and securities purchased under the program. It is too early to tell if this program will have a positive effect on the Bank.

Proposed Legislation

As of early 2009, additional legislation has been promulgated or is pending under EESA which is intended to provide among other things, an injection of more capital from Treasury into financial institutions through the Capital Assistance Program, establishment of a public-private investment fund for the purchase of troubled assets and expansion of the Term Asset-Backed Securities Loan Facility to include commercial mortgage backed-securities.

Proposed legislation is introduced in almost every legislative session that would dramatically affect the regulation of the banking industry. In light of the 2008 financial crisis and a new administration in the Executive Branch of the federal government, it is anticipated that legislation reshaping the regulatory landscape could be proposed in 2009. We cannot predict if any such legislation will be adopted or if it is adopted how it would affect the business of the Company or the Bank. Past history has demonstrated that new legislation or changes to existing laws or regulations usually results in a greater compliance burden and therefore generally increases the cost of doing business.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002 The Sarbanes-Oxley Act of 2002 (the “Act”) addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the “SEC”); (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert;” and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

To deter wrongdoing, the Act (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. After enactment, we updated our policies and procedures to comply with the Act’s requirements and have found that such compliance, including compliance with Section 404 of the Act relating to management control over financial reporting, has resulted in significant additional expense for the Company. We anticipate that we will continue to incur such additional expense in our ongoing compliance.

Anti-terrorism Legislation

USA Patriot Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the “Patriot Act”). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended “sunset” provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal affect on our record keeping and reporting expenses, we do not believe that the renewal and amendment will have an adverse effect on our business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Financial Services Regulatory Relief Act of 2006. In 2006, the President signed the Financial Services Regulatory Relief Act of 2006 into law (the “Relief Act”). The Relief Act amends several existing banking laws and regulations, eliminates some unnecessary and overly burdensome regulations of depository institutions and clarifies several existing regulations. The Relief Act, among other things, (i) authorizes the Federal Reserve Board to set reserve ratios; (ii) amends regulations of national banks relating to shareholder voting and granting of dividends; (iii) amends several provisions relating to loans to insiders, regulatory applications, privacy notices, and golden parachute payments; and (iv) expands and clarifies the enforcement authority of federal banking regulators. Our business, expenses, and operations have not been significantly impacted by this legislation.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, and its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies, such as the recent lowering of the Federal Reserve’s discount rate, and their impact on us cannot be predicted with certainty.

Statistical Information

Selected Quarterly Information

The following chart contains data for the last eight quarters ending December 31, 2008. All data, except number of shares and per share data, is in thousands of dollars.

YEAR	2008				2007
QUARTER	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest income	$16,544	$16,680	$16,215	$16,506	$17,350	$17,419	$17,751	$16,647
Interest expense	3,350	4,377	4,057	4,890	6,157	6,441	6,813	6,329
Net interest income	13,194	12,203	12,158	11,616	11,193	10,978	10,938	10,318
Provision for loan loss	1,050	1,050	925	575	275	125	125	200
Noninterest income	1,042	1,047	1,163	1,017	1,030	997	949	948
Noninterest expense	7,435	7,497	7,463	7,167	6,591	6,399	6,513	6,358

Net income	3,833	3,020	3,007	3,079	3,307	3421	3,211	2,996

PER COMMON SHARE DATA (1)
Net income (basic)	$0.32	$0.25	$0.25	$0.26	$0.28	$0.29	$0.26	$0.25
Net income (diluted)	$0.32	$0.25	$0.25	$0.26	$0.28	$0.29	$0.26	$0.25
Cash dividends	$0.10	$0.10	$0.10	$0.10	$0.09	$0.09	$0.09	$0.08

YEAR	2008				2007
QUARTER	Fourth	Third	Second	First	Fourth	Third	Second	First
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	12,039,081	11,978,460	11,962,560	11,940,064	11,896,187	11,848,059	11,814,931	11,761,039
Diluted	12,095,066	12,033,898	12,030,063	12,005,710	11,995,087	11,981,303	11,971,279	11,967,135

(1)	All prior year per share data has been retroactively adjusted for the 10% stock dividend paid in June 2007.

Investment Portfolio

The following chart contains information regarding the Company’s investment portfolio. All of the Company’s investment securities are accounted for as available-for-sale and are reported at estimated fair value. The difference between estimated fair value and amortized cost, net of deferred taxes, is recorded as a separate component of stockholders’ equity.

INVESTMENT PORTFOLIO ESTIMATED FAIR VALUE

	December 31,
	2008	2007	2006
	(dollars in thousands)
US Treasury, US Government agencies and corporations	$2,029	$10,541	$14,501
Obligations of states and political subdivisions	7,485	7,514	5,596
Other mortgage-backed securities	45,419	35,939	18,686

Total	$54,933	$53,994	$38,783

The following chart presents the fair value of each investment category by maturity date and includes a weighted average yield for each period. Mortgage-backed securities have been classified based on their December 31, 2008 projected average life.

SECURITIES AVAILABLE-FOR-SALE

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
US Treasury, US Government agencies and agency mortgage-backed securities	$16,984	4.19%	$27,875	6.32%	$1,691	5.52%	$898	6.29%
Obligations of states and political subdivisions	1,026	3.39%	1,498	4.34%	4,961	3.87%	—

Total	$18,010	4.15%	$29,373	6.21%	$6,652	4.29%	$898	6.29%

Loan Portfolio

Loans represent a significant portion of the Company’s total assets. Average balance and average rates paid by category of loan for the fourth quarter and full year 2008 is included under “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” above. The following tables contain information related to the Company’s loan portfolio, including loans held for sale, for the five-year period ended December 31, 2008.

LOAN PORTFOLIO

	December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Commercial loans	$233,513	$188,940	$169,566	$160,988	$107,538
Real estate loans	717,119	627,140	590,855	507,479	341,111
Real estate loans held for sale	410	—	2,140	642	2,072
Consumer loans	7,455	8,226	9,168	12,463	10,380

	958,497	824,306	771,729	681,572	461,101
Deferred loan origination fees, net	(1,730)	(1,984)	(2,489)	(2,609)	(2,061)

	956,767	822,322	769,240	678,963	459,040
Allowance for loan losses	(10,980)	(8,675)	(8,284)	(7,792)	(5,224)

	$945,787	$813,647	$760,957	$671,171	$453,817

The following table presents loan portfolio information by loan category related to maturity and repricing sensitivity. Variable rate loans are included in the time frame in which the interest rate on the loan could be first adjusted. At December 31, 2008, the Bank had approximately $280,000 of variable rate loans at their floors that are included in the below analysis. Real Estate loans include Loans Held for Sale.

MATURITY AND REPRICING DATA FOR LOANS

	Commercial	Real Estate	Consumer	Total
	(dollars in thousands)
Three months or less	$88,576	$306,399	$5,143	$400,118
Over three months through 12 months	3,518	46,267	432	50,217
Over 1 year through 3 years	27,758	128,628	489	156,875
Over 3 years through 5 years	49,594	166,595	818	217,007
Over 5 years through 15 years	62,177	53,672	476	116,325
Thereafter	1,890	15,968	97	17,955

Total loans	$233,513	$717,529	$7,455	$958,497

Loan Concentrations

At December 31, 2008, loans to dental professionals totaled $122,205 and represented 12.8% of outstanding loans. At December 31, 2008, residential construction loans totaled $74,532 and represented 7.8% of outstanding loans. In addition, at December 31, 2008, unfunded loan commitments for residential construction totaled $19,818. Approximately 75.0% of the Bank’s loans are secured by real estate. Management believes the granular nature of the portfolio, from industry mix, geographic location and loan size, continues to disperse risk concentration to some degree.

Nonperforming Assets

The following table presents nonperforming loans and assets as of the date shown.

NONPERFORMING ASSETS

	December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Nonaccrual loans	$4,137	$4,122	$—	$180	$1,004
90 or more days past due and still accruing	—	—	—	—	213
Total nonperforming loans	4,137	4,122	—	180	1,217
Government guarantees	(239)	(451)	—	(28)	(101)

Net nonperforming loans	3,898	3,671	—	152	1,116
Foreclosed assets	3,806	423	—	131	262

Total nonperforming assets	$7,704	$4,094	$—	$283	$1,378

Nonperforming assets as a percentage of total assets	0.71%	0.43%	0.00%	0.04%	0.27%

If interest on nonaccrual loans had been accrued, such income would have been approximately $173, $140, and $14, respectively, for years 2008, 2007 and 2006. The above table does not include $2,234 of impaired loans less than 90 days past due and still accruing interest as of December 31, 2008.

Allowance for Loan Loss

The following chart presents information about the Company’s allowances for loan losses. Management and the Board of Directors evaluate the allowance monthly and consider the amount to be adequate to absorb possible loan losses.

ALLOWANCE FOR LOAN LOSS

	December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Balance at beginning of year	$8,675	$8,284	$7,792	$5,224	$5,225
Charges to the allowance
Real estate loans	(1,235)	—	—	(214)	(79)
Consumer loans	(118)	(46)	(71)	(106)	(269)
Commercial	(124)	(350)	(152)	(316)	(168)

Total charges to the allowance	(1,477)	(396)	(223)	(636)	(516)

Recoveries against the allowance
Real estate loans	128	15	4	37	73
Consumer loans	23	27	20	56	54
Commercial	31	20	91	31	70

Total recoveries against the allowance	182	62	115	124	197

Acquisition	—	—	—	2,014	—
Provisions	3,600	725	600	1,100	500
Unfunded commitments (1)	—	—	—	(34)	(182)

Balance at end of the year	$10,980	$8,675	$8,284	$7,792	$5,224

Net charge offs as a percentage of total average loans	0.15%	0.04%	0.01%	0.10%	0.08%

(1)	Allowance for unfunded commitments is presented as part of the other liabilities in the balance sheet and has been omitted from this table since implementation of this accounting practice in 2005.

The following table sets forth the allowance for loan losses allocated by loan type at December 31, 2008:

Real estate loans	$7,586
Consumer loans	63
Commercial	2,253
Unallocated	1,078

Allowance for loan losses	$10,980

During 2008, the Bank recorded a provision for loan losses of $3,600 compared to $725 for the year 2007. The increase in the loan loss provision was related to loan growth and moderate deterioration in the overall credit quality of the loan portfolio during 2008. At December 31, 2008, the recorded investment in certain loans totaling $6,132, net of government guarantees, was considered impaired. A specific reserve of $887 is provided for these loans and is included in the $10,980 allowance for loan losses at December 31, 2008.

Deposits

Deposits represent a significant portion of the Company’s liabilities. Average balance and average rates paid by category of deposit is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above. The chart below details the Company’s time deposits at December 31, 2008. The Company does not have any foreign deposits. Variable rate deposits are listed by first repricing opportunity.

TIME DEPOSITS

	Time Deposits of $100,000 Or more	Time Deposits of less than $ 100,000	Total Time Deposits
	(dollars in thousands)
Three months or less	$45,558	$43,940	$89,498
Over three months through twelve months	8,153	25,521	33,674
Over one year through three years	9,596	11,886	21,482
Over three years	3,788	2,103	5,891

	$67,095	$83,450	$150,545

Short-term Borrowings

The Company uses short-term borrowings to fund fluctuations in deposits and loan demand. The Company’s subsidiary, Pacific Continental Bank, has access to both secured and unsecured overnight borrowing lines. At December 31, 2008, the Bank had lines totaling approximately $495,188. The Federal Home Loan Bank of Seattle (FHLB) also provides a secured borrowing line using a blanket pledge of commercial real estate loans. The Bank’s FHLB borrowing limit at December 31, 2008 was 30% of assets or $327,253, subject to sufficient collateral and stock investment. At December 31, 2008, available unsecured borrowing lines with various correspondent banks and a secured line with the Federal Reserve Bank of San Francisco was approximately $167,935.

SHORT-TERM BORROWINGS

	2008	2007	2006	2005
	(dollars in thousands)
Federal Funds Purchased, FHLB CMA, Federal Reserve, & Short Term Advances
Average interest rate
At year end	0.48%	4.39%	5.55%	4.33%
For the year	2.25%	5.25%	5.31%	3.35%
Average amount outstanding for the year	$182,301	$93,733	$73,171	$17,693
Maximum amount outstanding at any month end	$213,225	$151,360	$99,410	$34,825
Amount outstanding at year end	$193,000	$151,360	$99,410	$24,000

Long-term Borrowings

In addition to the short-term borrowings, at December 31, 2008, the Bank had other FHLB borrowings totaling $45,500 with a weighted average interest rate of 4.14% and a remaining average maturity of approximately 2.3 years.

The Company’s long-term borrowings consist of $8,248 in junior subordinated debentures originated on November 28, 2005 and due on January 7, 2036. The interest rate on the debentures is 6.265% until November 2010 after which it is converted to a floating rate of three-month LIBOR plus 135 basis points.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Name	Position with Company
Executive Officers and Directors

Hal M. Brown	Director, Chief Executive Officer

Roger Busse	President/Chief Operating Officer

Michael Reynolds	Executive Vice President, Chief Financial Officer

Daniel J. Hempy	President, Director of Portland Operations

Basant Singh	President, Director of Seattle Operations

Charlotte Boxer	President, Director of Commercial Real Estate

Mitchell J. Hagstrom	President and Director of Lane County Operations

Daniel J. Hempy	President, Director of Portland Operations

Patricia Haxby	Executive Vice President and Chief Information Officer

Rachel Ulrich	Executive Vice President and Director of Human Resources

Robert A. Ballin	Chair of the Board

Larry G. Campbell	Director

Cathi Hatch	Director

Michael E. Heijer	Director

Michael S. Holcomb	Director

Michael D. Holzgang	Director

Donald L. Krahmer, Jr.	Director

Donald G. Montgomery	Vice Chair of the Board

John H. Rickman	Director

R. Jay Tejera	Director

Directors

Robert Ballin, 67, has been a director of the Company and Bank since 1999 and 1980, respectively, and served as Chair of the Board since 2000. Mr. Ballin is involved as a consultant in the surety business for the wood products industry and is a partner in Ward Insurance. Prior to his position at Ward Insurance, Mr. Ballin served as Chairman of Willis, Eugene, a large insurance brokerage office. Among other professional interests, Mr. Ballin has served on numerous community and philanthropic boards.

Hal Brown, 55, currently serves as the Chief Executive Officer of the Company and the Bank. He was elected a director of both the Company and the Bank in August 2002 following his July 2002 appointment as President and Chief Executive Officer of the Company and the Bank. In 2006 and 2007, respectively, Mr. Brown relinquished his position as President of the Bank and the Company to the current President, Roger Busse. Prior to 2002, Mr. Brown served as the Executive Vice President and

Chief Operating Officer of the Company and the Bank from 1999, and prior to that served as the Senior Vice President and Chief Financial Officer of the Company and the Bank from 1996. He began his career with the Bank in 1985 as Cashier. Mr. Brown currently serves on the board of PacifSource Health Plans and formerly served on the boards of the United Way of Lane County and ShelterCare, an organization serving the housing needs of homeless families and adults with severe and persistent mental disabilities.

Larry G. Campbell 68, has been a director of the Company and Bank since 1999 and 1982, respectively. Mr. Campbell is the President of L.G. Campbell Co. Inc., which owns Campbell Commercial Real Estate. He is a past Board Member of the University of Oregon Alumni Association and the Eugene/Springfield Metro Partnership.

Cathi Hatch, 59, has been a director of both the Company and the Bank since 2006. Ms. Hatch is the founder and CEO of ZINO Society, an organization focused on connecting entrepreneurs with accredited investors. Previously, she held executive roles and consulted in the restaurant industry for more than twenty-five years, including her work as director of operations for Schwartz Brothers Restaurants and as the regional vice president for Restaurants Unlimited, Inc. She currently holds board positions on a number of for-profit and nonprofit boards including Zones, Inc., Pacific Northwest Ballet, YMCA, PONCHO and United Way of King County. Ms. Hatch has served as the president of HatchMatch, a consulting business that works with business and nonprofits to maximize the impact of philanthropy in the community, and has served as a facilitator and trainer for a variety of companies.

Michael E. Heijer, 49, joined the Board as a director of the Company and Bank on December 1, 2005, following the acquisition of NWB Financial Corporation. Mr. Heijer was a founder of Northwest Business Bank and served on the Boards of Directors of NWB Financial Corporation and Northwest Business Bank until the Company acquired them in November 2005. He has 20 years experience in Pacific Northwest hotel and commercial real estate development and is the owner of GranCorp, Inc., a commercial real estate investment company with investments in the Pacific Northwest that he formed in April 1986. Mr. Heijer is also a founder and part owner of American Legal Copy, a legal copying business serving the West Coast that was formed in May 1996. He holds a bachelor’s degree in economics from the University of California at Berkeley.

Michael S. Holcomb, 65, has been a director of the Company and Bank since 1999 and 1997, respectively. Mr. Holcomb is the Managing Partner of Berjac of Oregon, a Northwest Premium Financing Company for commercial insurance premiums. Prior to joining Berjac, Mr. Holcomb was a commissioned officer in the United States Air Force. Among other professional interests, Mr. Holcomb is involved in the Downtown Rotary and the Eugene Executive Association.

Michael D. Holzgang, 51, has been a director of both the Company and Bank since 2002 and currently serves as the chair of the Governance/Nominating Committee. Mr. Holzgang serves as Senior Vice President of Colliers International, a global real estate services firm. Prior to joining Colliers International in 2001, Mr. Holzgang worked with Cushman and Wakefield of Oregon for nearly 20 years. Among other volunteer board service, Mr. Holzgang is the past President of the Boys and Girls Clubs of Portland and is a director and former Chairman of the board of directors for Medical Teams International, an international disaster relief agency.

Donald L. Krahmer, Jr., 51, has been a director of both the Company and Bank since 2002, and currently serves as the chair of the Audit Committee. Mr. Krahmer is a shareholder of the law firm Schwabe, Williamson and Wyatt, P.C. specializing in corporate law and mergers and acquisitions. At Schwabe, he chairs the firm’s Technology and Business Practice. Prior to joining Schwabe in 2003, Mr. Krahmer was a partner at Black Helterline, LLP and had held various management positions with Endeavour Capital, PacifiCorp Financial Services, PacifiCorp and U.S. Bancorp. Mr. Krahmer serves as a member of the board of directors of the Portland Business Alliance, and the Oregon Nanoscience and Microtechnologies Institute, which is a joint collaboration among Oregon State University, University of Oregon, Portland State University, and Battelle’s Pacific Northwest National Laboratory (PNNL). In 2006, Mr. Krahmer was appointed to serve as a technical advisor to the Oregon Innovation Council. Mr. Krahmer also serves on the board of trustees of Jesuit High School in Portland Oregon and the board of directors of the Boy Scouts of America Cascade Pacific Council. Mr. Krahmer is a member of the American Bar Association’s Business Law Section and its Corporate Governance, Venture Capital and Private Equity and Negotiated Acquisitions committees.

Donald G. Montgomery, 69, has been a director of the Company and Bank since 1999 and 1996, respectively, Vice Chair of the Board since 2000 and currently serves as the chair of the Compensation Committee. Mr. Montgomery is a private investor. Mr. Montgomery formerly served as the Chief Operating Officer of the Timber Products Company, a privately owned wood products production and sales company. Prior to joining Timber Products, Mr. Montgomery worked for Kings Table International where he retired as Chief Operating Officer in 1985.

John H. Rickman, 67, has been a director of both the Company and Bank since 2003. Mr. Rickman retired from U.S. Bank in December of 2001, after more than 38 years of service. Prior to his retirement, Mr. Rickman served as State President of U.S. Bank, Oregon and head of the bank’s Oregon commercial lending group. Mr. Rickman was involved with numerous civic and professional organizations including: the executive committee of the Portland Chamber, United Way campaign cabinet committee, member of the SOLV-Founders Circle, and Goodwill industries of Columbia-Willamette. He previously served on the board of the Oregon Business Council, the Association for Portland Progress, co-chair of the Oregon Mentoring Initiative, and the Portland Oregon Sports Authority. He is a past chairman of the Oregon Bankers Association.

R. Jay Tejera, 51, has been a director of the Company and Bank since 2006. Most recently the Senior Regional Investment Manager for Wells Fargo’s Northwest region, Mr. Tejera has extensive experience analyzing the equity market. Mr. Tejera joined Wells Fargo though its acquisition of Ragen MacKenzie in 2000 where he had been the Director of Research and was responsible for the company’s equity research department. Prior to Ragen MacKenzie, Mr. Tejera spent 12 years as a Managing Director of Dain Raucher Wessels Inc. He began his career with Safeco Asset management where he was an Equity Analyst associated with the Safeco Growth Fund. In 1994, he was named the Community Banking Analyst of the year by American Banker magazine. Mr. Tejera serves on the board of directors for the Woodland Park Zoo in Seattle.

Executive Officers who are not Directors

Charlotte Boxer, 58 has served as President, Director of Commercial Real Estate since 2008 and Executive Vice President, Director of Commercial Real Estate since 2004. Prior to that time, Ms. Boxer served as the regional manager for the Real Estate Industries Division of for the Bank of the West.

Roger Busse, 53 has been the President and Chief Operating Officer of the Company since 2007 and of the Bank since 2006. Mr. Bussee was promoted to President of the Company in April 2007; he has served as President and Chief Operating Officer of the Bank since 2006. Mr. Busse previously worked for US Bank for 25 years serving in a variety of credit administration and commercial lending positions.

Mitchell J. Hagstrom, 52 has been the President and Director of Lane County Operations since 2008, and Executive Vice President and Director of Lane County Operations since 2004.

Patricia Haxby, 58 has served as Executive Vice President and Chief Information Officer since 2002.

Daniel J. Hempy, 49 has served as President, Director of Portland Operations since 2008 and Executive Vice President, Director of Portland Operations since 2004.

Casey Hogan, 50 has served as Executive Vice President and Chief Credit Officer since 2006.

Michael Reynolds, 57 has been the Executive Vice President and Chief Financial Officer of Company and Bank since 2004.

Basant Singh, 52 has served as President and Director of Seattle Operations since 2008 and Executive Vice President and Director of Seattle Operations since 2006. Prior to that time, Mr. Singh was the President and CEO of NWB Financial Corporation and its subsidiary, Northwest Business Bank until such entities were acquired by the Company in November of 2005.

Rachel Ulrich, 43 has been the Executive Vice President and Director of Human Resources since 2008. Prior to that time Ms. Ulrich served as Executive Vice President and Human Resource Director for First Federal Bank of the Midwest and its bank holding company, First Defiance Financial Corporation since 1996.

CORPORATE GOVERNANCE, BOARD STRUCTURE AND COMMITTEES

Corporate Governance Guidelines

The Board of Directors is committed to good business practices, transparency in financial reporting and the highest level of corporate governance. The Company operates within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. We regularly monitor developments in the area of corporate governance. The Board periodically reviews the Company’s governance policies and practices against those suggested by various groups or authorities active in corporate governance and practices of other companies, as well as the requirements of the Sarbanes Oxley Act of 2002 (“Sarbanes Act”), related rules adopted by the SEC and the listing standards of Nasdaq.

Code of Ethics

The Company maintains a Code of Ethics for Senior Financial Officers, which applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and any persons performing similar functions.

You can access the current charters and policies, including the Code of Ethics for Senior Financial Officers, Articles of Incorporation, Bylaws, and Audit, Compensation and Corporate Governance/Nominating Committee charters by visiting the Company’s Website and clicking on the Governance Documents link within the Investor Relations section on the Company’s home page at www.therightbank.com.

Director Independence

The Board has analyzed the independence of each director and nominee and has determined that the following members of the Board meet the applicable laws and listing standards regarding

“independence” as defined by the Nasdaq listing standards, and that each such director is free of relationships that would interfere with the individual exercise of independent judgment. In determining the independence of each director, the Board considered many factors, including any lending arrangements with the directors, each of which were made on the same terms as comparable transactions made with persons unaffiliated with the Company. Such arrangements are discussed in detail in the section entitled “Transactions with Management.”

Based on these standards, the Board determined that all of the non-employee director nominees are independent and have no other relationships with the Company, except as a director and shareholder:

Robert Ballin	Donald Krahmer, Jr.

Cathi Hatch	Donald Montgomery

Michael E. Heijer	John W. Rickman

Michael Holcomb	R. Jay Tejera

Michael Holzgang

Based on these same standards, the Board determined that Hal Brown, who serves as the Chief Executive Officer of the Company, is not independent because he is an executive officer of the Company.

Certain Committees of the Board of Directors

The Company and Bank Boards have jointly established, among others, an Audit Committee, Compensation Committee, and a Corporate Governance/Nominating Committee. Each committee operates under a formal written charter approved by the respective Committee and adopted by the Board of Directors.

The following table shows the membership of the various committees during the year 2008.

Committee Membership

Name	Audit	Compensation	Corporate Governance/ Nominating
Robert Ballin	☐	☐	☑

Larry Campbell	☐	☑	☐

Cathi Hatch	☑	☐	☐

Michael Heijer	☑	☐	☑

Michael Holcomb	☑	☑	☐

Michael Holzgang	☑	☐	☑*

Donald Krahmer, Jr.	☑*	☐	☑

Donald Montgomery	☐	☑*	☑

John Rickman	☐	☑	☑

R. Jay Tejera	☑	☑	☐

*	Committee Chair

Audit Committee. The Audit Committee is currently comprised of six directors, each of whom is considered “independent” as defined by the Nasdaq listing standards and applicable SEC rules. The Committee held sixteen (16) meetings during the year. The Board of Directors has determined that director Krahmer meets the definition of “audit committee financial expert” as defined in rules adopted by the SEC under the Sarbanes Act. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the outside auditors performing or issuing an audit report, and approves the engagement and fees for all audit and non-audit functions, with the independent auditors reporting directly to the Audit Committee. The responsibilities of the Audit Committee include overseeing (i) the integrity of the Company’s financial statements, which includes reviewing the scope and results of the annual audit by the independent auditors, any recommendations of the independent auditors and management’s response to such recommendations, and the accounting principles being applied by the Company in financial reporting; (ii) the establishment of procedures for the receipt, retention and treatment of accounting controls; (iii) the reports of bank regulatory authorities and reporting its conclusions to the Board; (iv) the procedures with respect to the records and business practices of the Company and the Bank; (v) the adequacy and implementation of the internal auditing, accounting and financial controls; (vi) the independent auditor’s qualifications and independence; and (vii) the compliance with the Company’s legal and regulatory requirements.

The Audit Committee oversees and evaluates the adequacy of the Company’s internal and disclosure controls, but management is responsible for developing and implementing the internal controls and the financial reporting process. The independent accountants are responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards and then issuing a report thereon. The Committee’s responsibility is to monitor and oversee this process.

Compensation Committee. The Compensation Committee is currently comprised of five directors, each of whom satisfies the independence criteria under the Nasdaq listing standards and applicable rules of the SEC and IRS. The Committee held six (6) meetings during the year.

The Compensation Committee reviews and approves the Company’s retirement and benefit plans, determines the salary and incentive compensation for the Chief Executive Officer and certain other executive officers, and establishes compensation for directors. The Committee may engage outside consultants to assist the members in making peer comparisons and determining industry “best practices.” The Committee uses a consolidated approach and looks at all types of compensation including base salary, incentive cash bonuses and equity compensation and perquisites. Maximum incentive cash bonuses and equity compensation grants are established as a percentage of base salary. Incentive compensation is awarded based on the executive having achieved specific established performance objectives in amounts ranging from 0 to 100 percent of the maximum incentive. Currently the Company has not provided for defined pension benefits or deferred compensation.

In addition to establishing the compensation for the Chief Executive Officer and the key executives, the Committee considers recommendations from the Chief Executive, President/Chief Operating Officer and the Human Resource Manager and approves, in total, the compensation levels for all other bank officers. The Committee also, in consultation with the Chief Executive Officer, President/Chief Operating Officer, and the Human Resource Director, establishes the annual overall salary budget for the Bank.

The Compensation Committee is also responsible for establishing the compensation for members of the Board of Directors. The Committee has established board and committee meeting fees and retainer fees for certain committee chairs. In addition to cash compensation, the Committee considers equity grant awards for directors.

Additional information regarding executive and director compensation is discussed in sections titled “Compensation Discussion and Analysis,” “Executive Compensation,” and “Director Compensation.”

Corporate Governance/Nominating Committee. The Corporate Governance/Nominating Committee is currently comprised of six directors, each of whom is considered “independent” as defined by the Nasdaq listing standards. The Committee held ten (10) meetings during the year.

The Committee reviews and considers various corporate governance standards as suggested by best practices or required by SEC, Nasdaq and other regulatory agencies. The Committee is responsible for reviewing the Company code of ethics and committee charters, defining board member expectations and independence, reviewing and approving related party transactions, and overseeing board self evaluations. In addition, the committee recommends to the full Board a slate of director nominees for election at the Company’s annual meeting of shareholders.

The Corporate Governance/Nominating Committee will consider nominees recommended by shareholders, provided that the recommendations are made in accordance with the procedures adopted by the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

The Company’s Board of Directors has established a Compensation Committee (“Committee”) which is responsible for establishing and administering the Company’s executive and director compensation. The Committee consists only of independent non-employee directors and operates under a formal written charter approved by the Committee and adopted by the Board of Directors.

Executive Compensation Philosophy and Objectives

The Committee’s compensation objective is designed to attract and retain the best available talent while efficiently utilizing available resources. The Committee seeks to compensate employees with a complete and competitive package while maintaining internal and external equality. The Committee compensates executive, senior, and mid-level management with a mix of base salary, incentive bonus, and equity compensation designed to be competitive with comparable employers in the financial services industry and to align senior management’s compensation with the interests of shareholders. The process for establishing compensation consists of targeting overall compensation for each senior manager and allocating that compensation among base salary and incentive compensation. The Committee believes that a significant portion of total compensation should be earned through incentive compensation.

In establishing incentive compensation arrangements for its executive officers, the Committee has made reasonable efforts to ensure that such arrangements do not encourage such executive officers to take unnecessary and excessive risks that could threaten the value of the Company.

Targeted Overall Compensation

To assist the Committee in establishing targeted aggregate levels of compensation, the Committee relied upon information derived from publicly available proxy statements of similarly sized and geographically situated financial institutions, the 2006 Clark Consulting compensation evaluation study (“Clark Study”), the Milliman 2007-2008 Northwest Financial Industry Salary Survey and its own

independent evaluation. In determining overall compensation levels, the Clark Study identified a target peer group of 20 publicly traded banks primarily in Oregon, Washington and California (“Peer Group”)1. Based on this information, and the independent analysis performed by the Committee, the target compensation for executive management was established. During 2008 there were no material changes made to the 2007 methodology. For 2008 that methodology includes a comprehensive evaluation of total compensation and the principle that a significant portion of the executive’s pay should be in the form of incentive compensation. Executive compensation has three components: a competitive base salary, a potential incentive cash bonus, and a potential equity grant.

Because of the growth of the Company and the increasing complexities associated with that growth as well as the current global, national and local economic conditions, during 2009 the Committee intends to engage an independent third-party consultant to prepare a new compensation study. It is expected that the study will be conducted in the later half of the year and will be utilized in determining executive compensation for 2010.

Total Compensation, Allocation among Components. Under the Committee’s compensation structure, the mix of base salary, cash bonus, and equity compensation varies depending upon the employment level. In allocating compensation among these components, the Committee believes that the compensation of its Chief Executive Officer and President/Chief Operating Officer, the levels of management having the greatest ability to influence the Company’s performance, should be significantly performance-based. However, the Committee recognizes that certain critical control positions, such as the Chief Financial Officer, Chief Credit Officer, and the Chief Information Officer should receive a greater portion of their total compensation in the form of base salary versus incentive to assure sound judgment in decisions that will not be influenced by short-term incentive payouts. At other levels of management and staff, the Committee designs incentive compensation that includes both cash and equity awards that reward the achievement of specific individual and regional performance goals in areas under the control of the employee. Company-wide performance, however, represents a portion of all officer incentive programs.

In making the 2008 allocations, the Committee relied in part upon the study and advice of Clark received during 2006 and which the Committee considered to be still reliable. The allocation made by the Committee is consistent with the results in the Clark study, which showed executive management with targeted cash incentive opportunities of 15% to 70% of base salary, and equity incentive of 16% to 58% of base salary. In selecting the allocation for 2008, the Committee believes its allocations to be consistent with the Committee’s overall compensation philosophy as described above and competitive with other companies in the same industry.

For 2008 the Committee established the cash incentive and equity opportunities as a percent of base salary as shown below.

	Cash incentive opportunity as a percent of salary	Equity incentive as a percent of salary
Chief Executive Officer	60%	30%
President/Chief Operating Officer	60%	30%
Other Executive Officers	25%-40%	15%-19%

[1]

The Peer Group consisted of the following banks: American River Bancshares, Bank of Marin, BWC Financial Corp., Community Bancorp, Inc., Desert Community Bank, First Northern Community Bancorp, North Bay Bancorp, North Valley Bancorp, Pacific Mercantile Bancorp, Southwest Community Bancorp, Foothill Independent Bancorp, , Temecula Valley Bancorp and United Security Bancshares, in California; City Bank, Heritage Financial Corporation, Riverview Bancorp, Inc. and Washington Banking Company in Washington; and Columbia Bancorp, Premier West Bancorp in Oregon and Community Bancorp in Nevada.

Base Salaries. The Committee provides its executive management a level of assured cash compensation in the form of base salary that the Committee concludes is competitive in the market, is based upon the experience level of the executive, is consistent with other companies with similar performance and complexity characteristics, and that promotes sound judgment in daily decision making.

Consistent with the Executive Compensation Philosophy and Objectives described above, the Committee, after considering the available data and its own independent analysis, increased the base salaries effective March 1, 2008 for certain named executive officers. Messrs. Hempy, Reynolds and Singh received salary increases 3.5%, 7.0% and 5.5%, resulting in new base salaries of $186,300, $160,500, and $203,708 respectively. The salaries for salaries for Messrs. Brown and Busse were retained at $290,000 and $260,000, respectively.

Incentive Cash Bonuses. The Committee’s practice is to award incentive cash bonuses based upon Company-wide performance objectives. For 2008 the performance goals for the Company were based upon three components: 1) achievement of financial objectives measured by growth in year-over-year diluted earnings per share, weighted at 50%, 2) adherence to Company established risk profiles using the ratings from Federal and State agencies on the overall safety and soundness of the Bank (referred to in the industry as the CAMELS ratings), weighted at 25%; and 3) an assessment of Company-wide attributes that the Committee believes contributes to long-term increases in shareholder value measured by a subjective Committee assessment, also weighted at 25% . The Committee selected year-over-year growth in diluted earnings per share as the primary component of the cash bonus because of its immediate correlation with the interests of the Company’s shareholders. Although the Committee has established these metrics for the calculation of incentive bonuses, the Committee reserves the authority to adjust the computation to reflect unusual circumstances or exceptional performance.

Consistent with the Committee’s approach described above for allocating overall targeted compensation among the three components of compensation, the Committee established the maximum incentive cash bonus levels for the Chief Executive Officer and Chief Operating Officer at 60% of 2008 salary or $174,000 and $156,000, respectively for 2008. Each could earn 100% of their maximum bonuses if the Company’s year-over-year increase in diluted earnings per share met the Committee’s established objectives, if the ratings from regulatory agencies meet levels established by the Committee and if the Committee concludes management achieved desired results as measured by the Committees’ long-term subjective evaluation. If, however, year-over-year diluted earnings per share growth and the Bank’s CAMELS rating from regulatory agencies are below the established threshold levels, no incentive bonus is earned.

With respect to the growth in the earnings per share component, the Committee has utilized comparative national peer performance to establish the threshold and maximum objectives. The Company’s 2008 growth in diluted earnings per share is compared to 2008 peer group results, which for 2008 utilized the 12 months change in earnings per share at September 30, 2008. The Company’s percentile ranking constitutes the percentage achieved in the earnings per share incentive component. In order to receive any contribution from the growth in the earnings per share component, the year-over-year diluted earnings per share peer group percentile ranking must exceed the 35th percentile threshold objective. The comparison to peer performance for growth in diluted earnings per share was selected as the best measurement of management performance in most periods and business environments. For 2008, the performance peer group included all publicly traded banks with assets between $750 million and $1.5 billion as of September 30, 2008. The report prepared by Keefe, Bruyette & Woods, Inc. included 115 institutions. The report was sorted by growth in last 12 month earnings per share ending September 30, 2008 with the top and bottom five percent of the banks being deleted, thereby removing statistical anomalies. The remaining 105 institutions had earnings per share growth ranging from a positive 23.6% to a negative 193.9%. The Company’s earnings per share results for the same 12 month period was a minus 1.9% which equated to a percentile rank of 76%. The Committee therefore concluded that management had achieved 76% of the Committee established earnings per share component.

With respect to the risk rating component, the Committee established a performance table for the risk ratings received from the regulatory agencies during the most recent safety and soundness examination referred to as CAMELS. In establishing the CAMELS performance table no specific target or maximum was set, however, the Committee did establish a minimum threshold level which, if not satisfied, typically entails additional regulatory oversight that restricts the Bank from certain activities. Above that threshold level the executive will earn 50% to 100% of this weighted component based on the regulatory ratings for the specific elements of the CAMELS rating. The CAMELS rating was selected as the best consistently available third-party evaluation of Company-wide risk. Based on the Company’s most recent 2008 regulatory examination, the Committee concluded that management had achieved 100% of the Committee established risk rating component for 2008.

With respect to the evaluation of operating and strategic attributes that are considered to be critical to the Company’s goal of increasing long-term shareholder value, the Committee considered and evaluated, but did not specifically weight, criteria that included client satisfaction, new business creation, strategic planning, employee development, succession planning, community involvement, investor relations, and Company culture and values. The component is measured through a Committee member survey. These surveys are collected by the Committee chair and the Committee as a whole arrives at a percentile accomplishment of this long-term subjective component. For 2008 the Committee survey results indicated that management had achieved 100% of this component.

Based on the results of the three components described above, the Committee concluded that for 2008, management achieved 88% of the objectives for Company-wide performance, resulting in incentive cash bonuses in the amounts of $153,120 and $137,280, respectively for Messrs. Brown and Busse. For certain other named executive officers, their cash incentive award is based on both Company-wide performance as described above and the achievement of personal objectives. For 2008, Messrs. Hempy, Reynolds and Singh received cash incentive bonuses of $65,578, $36,514, and $64,983, respectively.

Equity Compensation. Historically, the primary form of equity compensation consisted of incentive stock options. However, as a result of the 2006 implementation of the Statement of Financial Accounting Standards No. 123(R), making the accounting treatment of stock options somewhat less attractive, the Board recommended, and at the 2006 Annual Meeting of Shareholders the shareholders approved, the 2006 Stock Option and Equity Compensation Plan. This plan permits the issuance of restricted stock, restricted stock units, and stock appreciation rights in addition to incentive stock options and non-qualified stock options.

The Committee believes that equity compensation awards to executives and all other employees should be based upon the economic value of the grant award and should be considered a part of the overall targeted compensation. The Committee also determined that annual awards of equity compensation were appropriate to provide continuous incentive to all levels of employees. Although the Committee feels equity awards is a best practice, all grants of equity compensation are subject to annual approval by the full Board of Directors. Further, based upon the prior exercise patterns of executive and employee groups, the Committee determined that different types of equity grants should be awarded based on these patterns of exercise. The Committee considers the individual and Company’s performance in determining the total and individual equity grant awards. However, the Company does not employ performance-based vesting, meaning that individual vesting is not based upon the achievement of any specific goals or objectives.

The Committee determined that the following types of awards were appropriate for different levels of employees.

Executive Management	Incentive stock options

Senior Vice Presidents	Stock appreciation rights settled in stock

Other Officers	Stock appreciation rights settled in stock and cash

All other employees	Stock appreciation rights settled in cash

The basis of the different types of awards to different levels of employees relates to the Committee’s philosophy of encouraging executives and officers who have the most impact on Company performance to become long-term owners of the Company, which aligns their investment interests to those of shareholders. It also rewards non-management employees for overall Company performance with stock appreciation rights settled in cash or Company stock based on the appreciation of the Company’s share price while minimizing the dilutive effect from the exercise of stock options.

Consistent with the Committee’s total compensation approach, the Committee established target equity compensation levels for the Chief Executive Officer, Chief Operating Officer, other executive management, and all other employees based upon the economic value of the equity award at the time of the grant as a percentage of base salary. Actual equity grants are awarded as a percentage of the targeted equity compensation based on several factors, not specifically weighted, including the employee’s attainment of previous year’s individual objectives, consideration of increased employee responsibilities, and a subjective assessment of the employee’s future potential in helping the Company meet its long term goals.

The Committee’s practice is to annually award equity compensation during the first half of each year outside of the Company’s blackout period. This timing was selected because it enables the Company to consider the individual’s prior year performance and his or her contribution to achievement of overall Company goals. These awards are made as early as practicable in the year, generally February or March, in order to most closely correlate the employee’s previous year’s performance with the equity award. The Compensation Committee’s schedule is determined several months in advance, and the proximity of any awards to earnings announcements or other market events is coincidental.

Based on the results achieved during 2008 and to incent continued strong future performance, the Committee awarded stock options to the named executive officers. For Messrs Brown and Busse the Committee approved an option grant with an economic value equal to 30% of their base salary, or 100% of the equity opportunity. However, in an effort to more closely align the size of their grants with the size of the grants made to the other members of the executive team, both Messrs. Brown and Busse voluntarily reduced the size of their respective grant to 20% of base salary. Messrs. Hempy, Reynolds and Singh, the other named executive officers were granted stock options equal to 16%, 15% and 19% of their respective base salary.

Executive Agreements

The Committee believes that employment agreements, severance and change of control agreements are appropriate for its senior management and top executives. The Company has entered into Employment Agreements with the Chief Executive Officer and the President/Chief Operating Officer that provide for severance payments in the event employment is terminated without cause or for good reason (as defined) and provides for cash payment in the event of a change of control (as defined). The Company has also entered into Change of Control, Severance/Salary Continuation Agreements with certain other executive management and key employees. The Change of Control, Severance/Salary Continuation Agreements provide for cash payments and employment opportunities in the event of a change in control.

The Committee believes that Employment Agreements are a good retention tool providing the executive with some compensation assurance in the event of employment termination without cause, or for good reason, or in the event of a change in control. The Committee recognizes that it may be difficult for the executive to timely find comparable employment. In the event of termination, these agreements also allow separation from the employer as soon as practicable. For instance, while it is possible to provide salary continuation to an employee during a job search process, which in some cases may be less expensive than a lump-sum severance payment, the Committee prefers to pay a lump-sum severance payment in order to most cleanly sever the relationship as soon as practicable.

With respect to the change of control provisions in the Employment Agreement and the Change of Control, Severance/Salary Continuation Agreements, the Committee believes that executive management and certain other key employees have contributed to the success of the Company, and therefore it is important to protect them in the event of a change of control. Further, it is the Committee’s belief that the interests of shareholders will be best served if the interests of executive management and other key officers are aligned, and providing change of control benefits eliminates, or at least reduces, the reluctance of executive management to pursue potential change in control transactions, that may be in the best interest of the shareholders. In addition, the Committee believes it is important that in the event of a change of control, the new entity continues to be successful. Therefore, for those employees with a Change of Control, Severance/Salary Continuation Agreement, salary continuation is incorporated into the agreement. The salary continuation provision allows the acquiring entity to retain employees to assist during the transition and guarantees the executive or officer with a base salary and bonus during this transition. If the acquiring entity chooses not to retain the employees, then the acquiring entity is required to pay in a lump sum, an amount equal to the salary plus targeted bonus for the remainder of the salary continuation period. This payment may be in addition to a change in control payment made at the time of the closing of the transaction. The Committee believes the salary continuation portion of the agreement serves in the best interests of shareholders since in a change of control transaction, shareholders are likely to receive stock in the acquiring entity. By allowing the acquiring entity the option to continue the employment of key executives and officers through the salary continuation agreement, the new entity has better prospects for future growth and earnings, which serves the interest of shareholders.

Retirement Plans

The Company has no defined benefit pension plan. The Company does maintain a 401(k)/Profit Sharing Plan for which the Company matches eligible employee contributions. The Committee uses the annual return on average assets to determine the dollar amount of the employee match. For example, an annual return on average assets of 1.20% would result in the Company contributing $1.20 for every $1.00 up to 6% of the eligible employee compensation. When the Committee calculates targeted overall compensation for executive management and all other officers, the benefits expected to be received under the 401(k) plan are not considered.

Perquisites and Other Benefits

The Committee annually reviews executive management’s perquisites. The primary perquisites for executive management are the payment of initiation fees and monthly dues for social and athletic clubs. The Committee encourages executive management and other officers to belong to a social or athletic club so that there is an appropriate entertainment forum available for existing and prospective clients. In addition to club fees and dues, certain members of executive management are provided with Company-owned vehicles.

Executive management also participates in the Company’s other benefit plans on the same terms as all other employees. These plans include employer 401(k) contributions, medical and dental insurance, life insurance, and charitable gift matching. Relocation benefits may also be reimbursed, but are individually negotiated as they occur.

Board Process

The Compensation Committee of the Board of Directors approves all salary and incentive compensation awards to executive officers, which include the Chief Executive Officer, the Chief Operating Officer, four market presidents and four executive vice presidents. The Compensation Committee reviews the performance and establishes the compensation of the Chief Executive Officer and Chief Operating Officer, following discussions with those individuals and the members of the Board of Directors, the Human Resource Manager, and if deemed necessary another appropriate advisor. For the remaining executive officers, the Chief Executive Officer, Chief Operating Officer and Human Resource Manager make recommendations to the Compensation Committee. The Chair of the Committee reports to the full Board the actions of the Committee.

With respect to employee equity compensation awards, the Committee recommends awards to the full Board of Directors for discussion and approval. The Committee establishes award recommendations for the Chief Executive Officer and President/Chief Operating Officer. For other executive officers the Committee makes its independent recommendations to the Board of Directors based on recommendations and advice from the Chief Executive Officer, President/Chief Operating Officer and the Human Resource Manager. The Chair of the Committee reports to the full Board of Directors the equity grant Committee recommendations for their approval prior to the actual grant.

Impact of Accounting and Tax Considerations

The Committee examined the accounting cost associated with equity compensation in light of the impact of section 162(m) of the Internal Revenue Code, which generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the Named Executive Officers, subject to certain exceptions for performance-based compensation.

Additional information regarding executive compensation is discussed in the section titled Executive Compensation.

Director Compensation

Director compensation is evaluated and recommended by the Committee and approved by the full Board of Directors. The Company does not pay directors who are also employees of the Company or the Bank additional compensation for their service as directors. Non-employee directors receive cash compensation for board and committee attendance, quarterly retainer fees for serving as chairs of certain committees, and equity grants in the form of restricted stock. Currently the Company does not provide for incentive cash bonuses, defined pension benefits, deferred compensation, medical or dental benefits, or perquisites for its non-employee directors. A detailed discussion of director compensation is located in the section titled “Director Compensation.”

Compensation Tables

The following table sets forth the compensation paid or accrued during the last three fiscal years to the named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)(3)	Total ($)

Hal Brown, Chief Executive Officer	2008 2007 2006	$292,050 266,858 234,000	$153,120 113,682 142,560	$45,684 28,044 31,137	$25,171 27,266 27,773	$516,025 435,850 435,470

Roger Busse, President/Chief Operating Officer	2008 2007 2006	$259,999 233,812 178,125	$137,280 99,604 85,500	$41,226 31,610 24,837	$26,851 28,530 25,470	$465,356 393,556 313,932

Michael Reynolds, EVP, Chief Financial Officer	2008 2007 2006	$158,750 147,912 134,063	$36,514 29,334 32,650	$23,508 16,762 19,539	$16,824 17,754 17,180	$235,596 211,762 203,432

Daniel J. Hempy, President, Director of Portland Operations	2008 2007 2006	$198,937 178,500 169,646	$65,578 55,316 68,400	$24,433 16,025 13,539	$23,432 26,212 24,095	$312,380 276,053 275,681

Basant Singh, President, Director of Seattle Operations	2008 2007 2006	$201,938 189,807 183,502	$64,983 59,338 25,945	$28,606 15,560 11,336	$19,719 20,894 21,295	$315,246 285,599 242,078

(1)	Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with FAS 123(R) and includes amounts awarded in and prior to 2008. Assumptions used to calculate this amount are included in Note 14 of the Notes to Consolidated Financial Statements.

(2)	Includes contributions accrued by the Bank during 2008 for the benefit of Messrs. Brown, Busse, Reynolds, Hempy, and Singh in the amounts of $17,526, $17,526, $12,097, $14,116, and $15,388, respectively, pursuant to the Bank’s 401(k) Profit Sharing Plan.
(3)	Includes insurance premiums paid by the Bank during 2008 on behalf of Messrs. Brown, Busse, Reynolds, Hempy, and Singh in the amounts of $7,609, $9,319, $4,694, $9,280, and $4,294, respectively.

Equity Compensation

The Company previously maintained an employee stock option plan (“1999 Plan”), which provided for the grant of options that qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, and nonqualified stock options to employees. In 2006, the Board adopted and the shareholders approved the current 2006 Stock Option and Equity Compensation Plan (“2006 Plan”) for the benefit of employees and non-employee directors that provides for the grant of up to 500,000 shares of the Company’s common stock. In addition to incentive and nonqualified stock options, the 2006 Plan also provides for the grant of restricted stock awards, stock appreciation rights (“SARs”) and restricted stock units. The 2006 Plan has a term of ten years and is administered by the Company’s Compensation Committee. The 1999 Plan has been frozen (however, outstanding options previously granted still exist), and all grants of awards to employees are made under the 2006 Plan. All awards granted were made at the fair market price, based on the closing price of the Company’s common stock on the date of grant. Information regarding the 1999 and 2006 Plans can be found in Note 14 of the Notes to Consolidated Financial Statements. At the Company’s 2009 Annual Shareholders Meeting, the Company’s shareholders are being asked to amend the 2006 Plan to increase the number of shares available for grant by 500,000 shares.

Equity Grants. In February 2008, employees were awarded, in the aggregate, stock options to acquire 95,956 shares of Company common stock and 213,849 shares of common stock subject to stock appreciation rights. The SAR’s will be settled 121,475 in stock and 92,374 SARs in cash. The options and stock appreciation rights expire in ten years from the date of grant and vest in 25% increments on each of the first four anniversaries of the grant date, becoming fully vested in February 2012. Assumptions used in determining the fair market value of the awards granted in 2008 can be found in Note 14 of the Notes to Consolidated Financial Statements.

Equity Awards Granted to the Named Executive Officers. The following table sets forth certain information concerning stock awards relating to the named executive officers at fiscal year end December 31, 2008.

Grants of Plan-Based Awards

Name	Grant Date		All Other Option Awards; Number Securities Underlying Options (#)	Exercise or Base Price of Option Awards (/Sh)(1)	Grant Date Fair Value of Stock and Option Awards(1)
Hal Brown	2/20/2008	(2)	18,125	$14.44	$58,000
Roger Busse	2/20/2008	(2)	16,250	$14.44	$52,000
Michael Reynolds	2/20/2008	(2)	7,031	$14.44	$22,500
Daniel J. Hempy	2/20/2008	(2)	8,763	$14.44	$28,044
Basant Singh	2/20/2008	(2)	11,464	$14.44	$36,683

(1)	Based on the fair market value of $14.44 on the date of grant.
(2)	Granted under the terms of the 2006 Plan. The options expire on 2/20/2018 and vest 25% on each of the first four anniversaries of the grant date becoming fully vested on 2/20/2012.

Option Exercises and Stock Vested

The following table provides information on option exercises during the fiscal year 2008.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Hal Brown	9,117	$17,778
Roger Busse	2,578	$8,992
Michael Reynolds	2,062	$5,904
Dan Hempy	12,021	$62,148

(1)	Value realized represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on all outstanding awards at fiscal year end 2008.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Hal Brown	0	(1)	18,125	$14.44	2/20/18
	4,069	(2)	12,209	$18.39	2/13/17
	6,121	(3)	6,121	$16.33	9/19/16
	18,333	(4)	0	$7.09	9/18/12
	13,200	(4)	0	$14.81	12/14/09

Roger Busse	0	(1)	16,250	$14.44	2/20/18
	3,254	(2)	9,763	$18.39	2/13/17
	4,895	(3)	4,895	$16.33	9/19/16
	5,500	(4)	0	$14.81	12/14/09

Michael Reynolds	0	(1)	7,031	$14.44	2/20/18
	1,177	(2)	3,531	$18.39	2/13/17
	2,656	(3)	2,656	$16.33	9/19/16
	11,000	(4)	0	$14.81	12/14/09

Daniel J. Hempy	0	(1)	8,763	$14.44	2/20/18
	1,854	(2)	5,564	$18.39	2/13/17
	3,305	(3)	3,305	$16.33	9/19/16
	1,875	(4)	0	$14.81	12/14/09
	36,666	(4)	0	$6.38	6/03/12
	9,123	(4)	0	$10.96	5/24/09

Basant Singh	0	(1)	11,464	$14.44	2/20/18
	1,605	(2)	4,816	$18.39	2/13/17
	550	(3)	550	$16.33	9/16/16
	2,750	(5)	2,750	$17.27	12/14/09
	12,375	(6)	4,125	$14.51	12/01/10

*	Adjusted to reflect all stock splits and stock dividends.
(1)	Granted under the terms of the 2006 Plan. The options vest 25% on each of the four anniversaries of the grant date becoming fully vested on 2/20/2012.
(2)	Granted under the terms of the 2006 Plan. The options vest 25% on each of the first four anniversaries of the grant date becoming fully vested on 02/13/2010.
(3)	Granted under the terms of the 2006 Plan. The options vest 25% on each of the first four anniversaries of the grant date becoming fully vested on 9/19/2011.
(4)	Granted under the terms of the 1999 Employee Stock Option Plan and are fully vested.
(5)	Granted under the terms of the 2006 Employee Stock Option Plan. The options vest 25% on each of the first four anniversaries of the grant date becoming fully vested on 12/1/2010.
(6)	Granted under the terms of the 1999 Employee Stock Option Plan. The options vest 25% on each of the first four anniversaries of the grant date becoming fully vested on 12/01/2009.

Post Employment and Termination Benefits

Below are summaries of certain agreements between the named executive officers and the Company or the Bank. These summaries are qualified in their entirety by the individual agreements.

Hal Brown Employment Agreement. During 2002 the Bank and Company entered into an Employment Agreement (“Agreement”) with Hal Brown, who was elected to the Board of Directors and appointed President and Chief Executive Officer for both the Company and the Bank in 2002. In 2006 and 2007, respectively, Mr. Brown relinquished his role of President of the Bank and the Company. Mr. Brown remains Chief Executive Officer of both the Company and the Bank. The original Agreement was for a term of three years, expiring on April 30, 2005. In November 2007, the Board amended the Agreement, entered into a replacement agreement with Mr. Brown, and extended the original expiration date to April 30, 2010. The Board annually considers extending the Agreement by an additional year, thereby reestablishing a new three-year term. During 2008 the Board extended the Agreement which now expires April 30, 2011. Mr. Brown’s Agreement establishes a base salary of $290,000, with a cash bonus opportunity. In the event Mr. Brown terminates his employment before the term ends for “good reason” or his employment is terminated by the Company or the Bank “without cause,” Mr. Brown will be entitled to receive compensation (including any bonus earned) and benefits in the amounts that he would have received had he been employed, including any employer 401(k) payments made by the Company, for a period of 12 months from the date of termination, and all unvested equity awards will become immediately vested upon termination. In addition, the Agreement provides for severance payments in the event employment is terminated (i) voluntarily (for good reason) or involuntarily (without cause) within one year after a change in control (as defined); or (ii) involuntarily (without cause) or voluntarily (for good reason) within one year prior to the Company entering into an agreement for a change of control. In either event, Mr. Brown will be eligible to receive a lump sum payment equal to a multiple of two and one half times his “potential annual compensation,” less the amount of any Termination Payments (as defined), the continuation of certain benefits, including portions of medical and dental premiums for a period of the later of one year or upon closing of a change in control, and the immediate vesting of all unvested equity awards upon closing of the change in control or termination. In the event of voluntary termination without good reason, death, or disability that results in his inability to perform his duties, Mr. Brown will receive all compensation and benefits earned and expenses reimbursable through the date of his termination. Payments made under Mr. Brown’s agreement are limited to the provisions of Section 280G(b)(2)(A) of the Internal Revenue Code.

The agreement also precludes Mr. Brown from directly or indirectly soliciting any employee or client of the Bank or the Company, that would result in the employee terminating his or her employment or the client terminating his or her relationship with the Bank or the Company for a period of two years.

Roger Busse Employment Agreement. During 2006 the Bank and Company entered into an Employment Agreement (“Agreement”) with Roger Busse, who was appointed President and Chief Operating Officer of the Bank in 2006 and of the Company in April 2007. The original Agreement was for a term of three years, expiring on April 30, 2009. The Board annually considers extending the Agreement by an additional year, thereby reestablishing a new three-year term. In November of 2007, the Board amended the Agreement, entered into a replacement agreement with Mr. Busse and extended the original expiration date to April 30, 2010. The Board annually considers extending the Agreement by an additional year, thereby reestablishing a new three-year term. During 2008 the Board extended the Agreement which now expires April 30, 2011.

The terms of Mr. Busse’s Agreement are essentially identical to those of Mr. Brown’s employment agreement. The Agreement provides severance benefits and change in control severance benefits on the same terms and calculated in the same manner as Mr. Brown’s, except that in the event of a change in control, Mr. Busse will be eligible to receive a lump sum payment equal to a multiple of two times his “potential annual compensation.” Mr. Busse’s Agreement establishes a base salary of $260,000, with a cash bonus opportunity.

Mr. Busse’s employment agreement includes a prohibition from soliciting employees or clients of the Bank or the Company identical to the prohibition in Mr. Brown’s agreement, and limits payments made under his agreement to the provisions of Section 280G(b)(2)(A) of the Internal Revenue Code.

The table below shows the maximum amounts that could be paid to the Chief Executive Officer and President/Chief Operating Officer under their respective agreements. The following information is based on (i) the executive’s salary at December 31, 2008; and (ii) assumes the triggering event was December 31, 2008.

	Chief Executive Officer		President/Chief Operating Officer
	Termination (without cause)	Termination Due to a Change in Control	Termination (without cause)	Termination Due to a Change in Control
Base salary	$290,000	$725,000	$260,000	$520,000
Targeted bonus	174,000	435,000	156,000	312,000
Healthcare and other benefits	8,808	8,808	9,792	9,792
401(k) employer contribution(1)	17,526	17,526	17,526	17,526
Fair market values of accelerated equity vesting (2)	$9,606	$9,606	$8,612	$8,612
Perquisites	0	0	0	0

Total	$499,940	$1,195,940	$451,930	$867,930

(1)	For the purposes of this table the 2008 401(k) employer match of $1.27 was used. The 401(k) employer match is determined annually by the Company’s Compensation Committee and in the event of a termination would most likely be different than that shown in the example above.
(2)	For the purposes of this table the fair market value of the accelerated vesting of equity awards is determined as being the difference between the Company’s December 31, 2008 closing stock price of $14.97 and the strike price of the accelerated equity awards. However, in the event of a change of control, the per share settlement stock price could be substantially higher than that used in this table.

Executive Severance Agreements. During 2005, the Bank entered into Severance/Salary Continuation Severance Agreements with certain executive officers, including Messrs. Reynolds, Hempy and Singh. Under these agreements, the executives are entitled to receive a Change in Control Payment (as defined) in the event (i) they remain employed with the Company and the Bank through the closing of a change in control or (ii) the Company or the Bank terminates employment without cause or the executive resigns for good reason before a change in control, and, within twelve months thereafter, the Company or the Bank enters into an agreement or an announcement is made regarding a change in control. The single cash payment due if the executive remains through a change in control is equal to one times executive’s compensation for Mr. Reynolds and one-half times executive’s compensation for the other named executives. In the case of a Termination Event (as defined) after a change in control, the executives are also entitled to a salary continuation payment, payable in a lump sum, equal to 12 months of Post Change in Control Salary (as defined) for Mr. Reynolds, and equal to 18 months Post Change in Control Salary (as defined) for executives Hempy and Singh. Payments made under the respective agreements are limited to the provisions of Section 280G(b)(2)(A) of the Internal Revenue Code.

The agreements also precludes the executives from directly or indirectly soliciting any employee or client of the Bank or the Company to terminate his or her or the client’s relationship with the Bank or the Company (i) during the Salary Continuation Period (as defined) which for Mr. Reynolds is 12 months and for executives Hempy and Singh is 18 months; or (ii) if executive receives a Change in Control Payment but not a Salary Continuation Payment (as defined), in the case of Mr. Reynolds for 12 months, and in the case of executives Hempy and Singh for six months.

The table below illustrates the compensation due employees upon a change of control, the dollar range due at closing, and the total amount due at closing for all agreements. Secondly, a column illustrating the terms of employment agreements and the value of those agreements in the event the employees are not retained by the acquiring entity. Lastly a column showing the maximum amount due the employees for both the payment due at closing and the payment due in the event the employees are not retained by the acquiring entity.

The table below shows the maximum amounts that could be paid to the executives Reynolds, Hempy and Singh under their respective agreements. The following information is based on (i) the executive’s salary at December 31, 2008; and (ii) assumes the triggering event was December 31, 2008.

	Change of Control Payment Due at Closing		Termination without Cause Following Change in Control		Total Payments to Executive (1)
	Salary	Bonus	Salary	Bonus
Michael Reynolds	$160,500	$40,125	$160,500	$40,125	$401,250
Daniel J. Hempy	$93,150	$37,260	$279,450	$111,780	$521,640
Basant Singh	$101,854	$40,742	$305,562	$122,225	$570,383

(1)	Includes amounts received pursuant to change in control and salary continuation payments.

401(k) Profit Sharing Plan

The Bank has a 401(k)/Profit Sharing Plan (“401(k) Plan”) covering substantially all employees. An employee must be at least 18 years of age and have one year of service with the Bank to be eligible for the 401(k) Plan (“Effective Date”). Under the 401(k) Plan, participants may defer a percentage of their compensation, the dollar amount of which may not exceed the limit as governed by law. At the discretion of the Board, the Bank may also elect to pay a discretionary matching contribution equal to a percentage of the amount of the salary deferral made by the participant. The 401(k) Plan provides that contributions made are 100% vested immediately upon the participant’s Effective Date. During 2008, the amount accrued by the Bank for the benefit of employees under the 401(k) Plan totaled $725,965. The Bank acts as the Plan Administrator of the 401(k) Plan. The 401(k) Plan’s trustees determine general investment options. The 401(k) Plan participants make specific investment decisions.

Director Compensation

Director compensation is evaluated and recommended by the Company’s Compensation Committee and approved by the Board of Directors. The Company does not pay directors who are also employees of the Company or the Bank for their service as directors. Non-employee directors receive cash compensation for board and committee attendance, quarterly retainer fees for serving as chairs of certain committees, and equity grants.

To assist the Committee in establishing director compensation and to explore industry best practices with respect to comprehensive director compensation, the Committee considered the 2006 Clark study, the Milliman 2007-2008 Northwest Board of Directors Compensation Survey, and its own independent analysis. The Committee concluded from this review that changes were necessary both from a total compensation and a methodology perspective.

With respect to total compensation the Milliman study indicated that 2007 director compensation was in the 75th percentile for companies with assets between $500 million and $1 billion and in the 25th percentile for companies with assets greater than $1 billion. The Committee recognized that because of differences in the size and complexity of the organizations as well as the differing number of directors serving that comparison of director compensation is difficult. The Committee did conclude that director total compensation for the Company should be increased by approximately 15% effective January 1, 2008.

With respect to the methodology the Committee concluded to adopt an annual cash retainer, cash fees for committee meeting attendance, an additional retainer for committee chair service, and to provide an annual equity grant.

Cash Compensation

Within the financial services industry, director cash compensation is generally comprised of an annual retainer, and board and committee attendance fees. It is customary that the board chair receive greater compensation. Recent trends also suggest that directors serving on certain committees, specifically the audit and compensation committees also receive additional compensation. The Committee considered all of these factors in determining director compensation methodology for 2008, and concluded to change from fee only to an annual cash retainer with attendance fees. In that regard, each non-employee director of the Company received an annual retainer of $24,000 and fees for each meeting attended. Directors may miss two scheduled board meeting per year without compensation penalty. The chairs of the Asset/Liability, Compensation, and Governance/Nominating committees each received an additional quarterly retainer of $500 and the board chair and the chair of the Audit committee received a quarterly retainer of $1,500. Board members serving on the Audit committee received $150 for in-person attendance at committee meetings and $100 per scheduled telephone committee meetings; and Board members of other committees received $100 for committee meeting attendance.

The Company has established a Director Stock Election Plan that provides directors the opportunity of investing director and committee fees in Company common stock in lieu of receiving cash. The plan operates as individual 10b5-1 stock trading plans that require among things, that the directors enter into the plan at a time when they are not aware of any material non-public information; the plan clearly sets out the allocation provisions of how the fees are to be invested; and the director has no discretion over the purchases.

Equity Compensation

Historically the non-employee Company directors have received equity compensation. The Committee believes a portion of director compensation should be in the form of equity compensation because it aligned the interests of the Board of Directors to those of the shareholders. Under the 2006 Plan, directors may receive nonqualified stock options, restricted stock, restricted stock units, and stock appreciation rights.

The Committee determined that annual awards of equity compensation were appropriate to provide a form of continuous performance incentive. The Committee determined that equity compensation awards to the Board of Directors should, to a large extent, mirror the methodology established for the executive officers. The economic value of the grant is used as the determinate and is valued at approximately 25% of the annual cash retainer. Although the Committee feels annual equity awards are a best practice, all grants are subject to approval by the full Board of Directors. For 2008 the Committee determined that restricted stock was the best form of equity compensation.

During February 2008, 415 shares of restricted stock, valued at $14.44 per share or $5,993, was granted to each non-executive director for an aggregate total of 4,150 shares valued at $59,930. The restricted shares vested immediately. The fair market value of the stock option grant was based on the price of the Company’s common stock at the close of business on February 20, 2008.

At fiscal year end, the non-employee directors had outstanding stock option awards, vested and unvested, to purchase shares of the Company as follows: Mr. Ballin 12,091 shares; Mr. Campbell 12,091 shares; Ms. Hatch 3,841 shares Mr. Heijer 9,353 shares; Mr. Holcomb 12,091; shares; Mr. Holzgang 12,091; shares; Mr. Krahmer 12,091 shares; Mr. Montgomery 12,091 shares; Mr. Rickman 12,091 shares; and Mr. Tejera 3,841 shares for an aggregate total of 101,672 shares.

The following table shows compensation paid or accrued for the last fiscal year to the Company’s non-employee directors. Mr. Brown is not included in the table as he is an employee of the Company, and thus, receives no compensation for his services as a director.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Equity Awards ($)(2)	Total ($)
Robert A. Ballin	$31,200	$9,243	$40,443
Larry G. Campbell	$26,500	$9,243	$35,743
Cathi Hatch	$28,100	$9,243	$37,343
Michael E. Heijer	$28,000	$9,243	$37,243
Michael S. Holcomb	$28,850	$9,243	$38,093
Michael D. Holzgang	$30,450	$9,243	$39,693
Donald L. Krahmer, Jr.	$33,650	$9,243	$42,893
Donald G. Montgomery	$28,700	$9,243	$37,943
John H. Rickman	$29,000	$9,243	$38,243
R. Jay Tejera	$29,450	$9,243	$38,693

(1)	Amount shown for Mr. Ballin represents (i) annual retainer fee of $24,000; (ii) retainer fees of $6,000 for service as board chair; and (iii) per meeting committee attendance fees of $1,200.

Amount shown for Mr. Campbell represents (i) annual retainer fee of $24,000; and (ii) per meeting committee attendance fees of $2,500.

Amount shown for Ms. Hatch represents (i) annual retainer fee of $24,000; and (ii) per meeting committee attendance fees of $4,100.

Amount shown for Mr. Heijer represents (i) annual retainer fee of $24,000; and (ii) per meeting committee attendance fees of $4,000.

Amount shown for Mr. Holcomb represents (i) annual retainer fee of $24,000; and (ii) per meeting committee attendance fees of $4,850.

Amount shown for Mr. Holzgang represents (i) annual retainer fee of $24,000; (ii) retainer fees of $2,000 for service as Governance/Nominating committee chair; and (iii) per meeting committee attendance fees of $4,450.

Amount shown for Mr. Krahmer represents (i) annual retainer fee of $24,000; (ii) retainer fees of $6,000 for service as Audit committee chair; and (iii) per meeting committee attendance fees of $3,650.

Amount shown for Mr. Montgomery represents (i) annual retainer fee of $24,000; (ii) retainer fees of $2,000 for service as Compensation committee chair; and (iii) per meeting committee attendance fees of $2,700.

Amount shown for Mr. Rickman represents (i) annual retainer fee of $24,000; (ii) retainer fees of $2,000 for service as Asset/liability committee chair; and (iii) per meeting committee attendance fees of $3,000.

Amount shown for Mr. Tejera represents (i) annual retainer fee of $24,000; and (ii) per meeting committee attendance fees of $5,450.

(2)	Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with FAS 123(R). Assumptions used to calculate this amount are included in Note 14 of the Notes to Audited Financial Statements.

MARKET INFORMATION

The Company’s common stock trades on the NASDAQ Global Select Market under the symbol PCBK. At March 6, 2009, the Company had 12,862,691 shares of common stock outstanding held by approximately 1,000 shareholders.

The high, low and closing sales prices (based on daily closing price) for the last eight quarters are shown in the table below. All share prices for the first and second quarters of 2007 have been retroactively adjusted to reflect the 10% stock dividend paid in June 2007.

YEAR	2008				2007
QUARTER	Fourth	Third	Second	First	Fourth	Third	Second	First
Market value:
High	$15.00	$15.22	$14.93	$14.44	$16.00	$16.41	$17.27	$18.95
Low	11.58	9.26	10.99	13.75	12.00	14.32	15.18	16.86
Close	14.97	14.64	10.99	13.90	12.52	15.57	16.20	17.03

Dividends

The Company pays cash dividends on a quarterly basis, typically in March, June, September and December of each year. The Board of Directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations including a review of recent operating performance, capital levels, and loan concentrations as a percentage of capital, and growth projections. The Board also considers dividend payout ratios, dividend yield, and other financial metrics in setting the quarterly dividend. The Company declared and paid cash dividends of $0.40 per share for the year 2008. That compares to cash dividends of $0.35 per share paid for the year 2007, when adjusted for the 10% stock dividend paid in June 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table on the following page shows, as of December 31, 2008, the amount of common stock beneficially owned by (a) the executive officers named in the compensation table (“named executive officers”); (b) each director; (c) all of the Company’s directors and executive officers as a group; and (d) all persons who are beneficial owners of five percent or more of the Company’s common stock. Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as noted below, each holder has sole voting and investment power for all shares shown as beneficially owned. Where beneficial ownership was less than one percent of all outstanding shares, the percentage is not reflected in the table.

Security Ownership of Certain Beneficial Owners and Management

Name	Position with Company	Number of Shares (1)(2)		Percentage of Shares
Executive Officers and Directors
Hal M. Brown	Director, Chief Executive Officer	259,813	(3)	2.14%
Roger Busse	President/Chief Operating Officer	28,493		*
Michael Reynolds	Executive Vice President, Chief Financial Officer	38,538	(4)	*
Daniel J. Hempy	President, Director of Portland Operations	75,057		*
Basant Singh	President, Director of Seattle Operations	72,533		*
Robert A. Ballin	Chair of the Board	450,740	(5)	3.73%
Larry G. Campbell	Director	95,532		*
Cathi Hatch	Director	2,335		*
Michael E. Heijer	Director	58,017	(6)	*
Michael S. Holcomb	Director	166,342	(7)	1.38%
Michael D. Holzgang	Director	18,835		*
Donald L. Krahmer, Jr.	Director	14,435		*
Donald G. Montgomery	Vice Chair of the Board	42,937		*
John H. Rickman	Director	30,017		*
R. Jay Tejera	Director	26,672	(8)	*
Directors and executive officers as a group (20 persons)		1,380,296	(9)	11.19%

*	Represents less than 1% of the Company’s outstanding common stock

(1)	Share amounts include options to acquire shares that are exercisable within 60 days as follows: Brown 50,326; Busse 20,966; Reynolds 17,769; Hempy 56,871; Singh 21,751; Ballin10,170; Campbell 10,170; Hatch 1,920; Heijer 7,432; Holcomb 10,170; Holzgang 10,170; Krahmer 10,170; Montgomery 10,170; Rickman 10,170; and Tejera 1,920 shares.
(2)	Share amounts include shares of Company common stock owned “jointly with spouse” as follows: Reynolds 20,523; Busse 7,527; Hempy 18,166; Singh 50,782; Ballin 179,425; Heijer 37,918; Holcomb 146,885; Holzgang 8,665 and Rickman 19,847.
(3)	Includes 104,744 shares held by spouse.
(4)	Includes 246 shares held by spouse
(5)	Includes 600 shares held in trust for grandchildren.
(6)	Includes 3,171 shares held as custodian for children.
(7)	Includes 107,287 shares pledged as collateral for a loan: 6,144 shares held jointly with child; and 1,364 shares held by spouse.
(8)	Includes 10,265 shares held by spouse and 365 shares held jointly with a parent.
(9)	Includes 250,145 shares subject to options that could be exercised within 60 days.

5% Shareholder
Columbia Wanger Asset Management, L.P 227 West Monroe Street, Suite 3000 Chicago, IL 60606	960,000	7.95%

TRANSACTIONS WITH MANAGEMENT

Transactions between the Company or its affiliates and related persons (including directors and executive officers of the Company and the Bank, or their immediate family) are approved by the Corporate Governance/Nominating Committee, in accordance with the policies and procedures set forth in the policy governing “related persons transactions” adopted by the Board of Directors. Under the Related Persons Transaction Policy, a transaction between a “related person” shall be consummated only if (i) the designated committee, or a majority of the disinterested independent members of the Board, approves or ratifies such transaction in accordance with the guidelines set forth in the policy; and (ii) if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.

During 2008, the Bank has had, and expects to have in the future, banking transactions, including loans, in the ordinary course of business with directors, executive officers, their immediate family members and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, which transactions do not involve more than the normal risk of collection or present other unfavorable features. All such loans were made in the ordinary course of the Bank’s business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and in the opinion of management, do not involve any undue credit risk to the Bank.

SELLING SHAREHOLDERS

This prospectus covers shares of our common stock that we sold in a private placement of our securities on January 7, 2009 to “accredited investors” as defined by Rule 501(a) under the Securities Act, pursuant to an exemption from registration under Section 4(2) of the Securities Act. The Selling Shareholders may from time to time offer and sell under this prospectus any or all of the shares listed opposite their names below.

We have prepared the table below based upon the information furnished to us by the Selling Shareholders as of January 7, 2009. The Selling Shareholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Any profits realized by the selling shareholder may be deemed to be underwriting commissions. Information concerning the Selling Shareholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus for more information.

We have been advised that each of the Selling Shareholders purchased our common stock in the ordinary course of business, not for resale, and none of such Selling Shareholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

The following table sets forth:

•	The name of each selling stockholder;

•	The number of shares of our common stock beneficially owned by the Selling Shareholders as of January 7, 2009;

•	The maximum number of shares of our common stock that may be offered for the account of the Selling Shareholders under this prospectus; and

•

The amount and percentage of common stock that would be owned by the Selling Shareholders after completion of the offering, assuming a sale of all of the common stock that may be offered by this prospectus.

Under SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or other right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Beneficial ownership is calculated based on 12,079,691 shares of our common stock outstanding as of December 31, 2008. In calculating the number of shares beneficially owned by a selling shareholder and the percentage ownership, shares of common stock subject to options and warrants held by that person that are currently exercisable or convertible or become exercisable or convertible within 60 days of December 31, 2008 (“exercisable stock options” and “exercisable warrants,” respectively) are deemed outstanding even if they have not actually been exercised or converted. The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities but are not treated as outstanding for computing the percentage ownership of any other person.

Name of Selling Shareholder	Shares Beneficially Owned Prior to the Offering	Shares Offered Hereby	Shares Owned After the Offering	Percentage of Outstanding Shares Owned After the Offering
Hare & Co. FBO John Hancock Bank & Thrift Fund	42,120	200,071	242,191	1.89%
SANDGRASS + CO. FBO John Hancock Regional Bank Fund	80,579	399,929	480,508	3.75%
Fortress Partners Banc Ventures I, LP	0	42,050	42,050	0.33%
Fortress Partners Banc Ventures II, LP	0	32,024	32,024	0.25%
Stieven Financial Investors, L.P.	0	31,852	31,852	0.25%
Cranshire Capital, LP	0	24,019	24,019	0.19%
Stieven Financial Offshore Investors, Ltd.	0	5,185	5,185	0.04%
Frank M. Paris & Gail Paris, JT WROS	0	10,000	10,000	0.08%
Jack Strand & Nancy Strand, JT WROS	0	2,370	2,370	0.02%
Frederick G Acker 2007 Trust, Frederick G Acker TTEE U/A DTD 12/04/2007	0	2,500	2,500	0.02%

PLAN OF DISTRIBUTION

The Selling Shareholders and their successors, including their transferees, may from time to time, in one or more transactions, sell all or a portion of the offered shares on the NASDAQ Stock Market or on any other national securities exchange or quotation service on which the shares are listed or quoted at the time of sale, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or negotiated prices. The offering price of the offered shares from time to time will be determined by the Selling Shareholders, and, at the time of determination, may be higher or lower than the market price for the common stock as quoted on the NASDAQ Global Select Market. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of offered shares for whom they act as agents. Underwriters may sell shares to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Under agreements that may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of offered shares may be entitled to indemnification by the Company against liabilities under the Securities Act or otherwise, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. The offered shares may be sold directly or through broker-dealers acting as principals or agents, or pursuant to a distribution by one or more underwriters on a firm-commitment or best-efforts basis. Broker-dealers acting as principals or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder of from purchasers of offered shares for whom they act as agents. The methods by which the offered shares may be sold include:

•

a cross or block trade in which the broker-dealer so engaged will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its accounts pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

•	privately-negotiated transactions;

•	underwritten transactions;

•	a combination of any such methods; and

•	any other method permitted by applicable law.

The Selling Shareholders and any underwriters, dealers or agents participating in a distribution of the offered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered shares by the Selling Shareholders and commissions received by such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required, the shares of common stock to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the offered shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

The Selling Shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Company has agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the offered shares, including:

•	all registration and filing fees,

•	printing expenses, and

•	fees and disbursements of counsel and accountants for the Company.

The Selling Shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Shareholders and stock transfer and other taxes attributable to the sale of the offered shares. The Company has also agreed to indemnify each of the Selling Shareholders against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. The Selling Shareholders have agreed to indemnify the Company, its officers and each person who controls, within the meaning of the Securities Act, the Company, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to the Company by the selling shareholder.

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of:

•	25,000,000 shares of common stock, no par value per share; and

•	20,000 shares of preferred stock, no par value per share.

As of December 31, 2008, there were 12,079,691 shares of our common stock issued and outstanding and 628,186 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans and approximately 175,000 shares of our common stock reserved for future issuance under our stock option plans and unvested shares of restricted stock. As of December 31, 2008, there were no shares of our preferred stock issued and outstanding.

The following section describes the material features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Amended and Restated Bylaws (“Bylaws”), each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and to applicable Oregon law.

Common Stock

The holders of our common stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any outstanding series of preferred stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends. The holders of our common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available therefor. Holders of preferred stock and debt securities, however, have a priority right to distributions and payment over our common stock. Our ability to pay dividends basically depends on the amount of dividends paid to us by our subsidiary, the Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation effectively may limit the amount of dividends we can pay.

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

Under our Articles of Incorporation, our Board of Directors has the authority to issue 20,000 shares of preferred stock in one or more series and to fix, determine or amend the relative rights and preferences of the shares of any series so established, within the limitations set forth in the Oregon Business Corporation Act (“OBCA”), relating to the powers, designations, rights, preferences, and restrictions thereof, including, but not limited to:

•	dividend rights

•	conversion rights,

•	voting rights,

•	redemption terms,

•	liquidation preferences, and

•	the number of shares constituting each such series, without any further vote or action by our shareholders.

Antitakeover Effects of Certain Provisions in our Articles, Bylaws and Oregon Law

Some provisions of our Articles of Incorporation, our Bylaws, and Oregon law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred Stock Authorization. As noted above, our Board of Directors, without shareholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Pacific Continental or make removal of management more difficult.

Articles of Incorporation Limitation on Business Combinations. Our Articles of Incorporation include certain provisions that could make more difficult the acquisition of Pacific Continental by means of a tender offer, a proxy contest, merger or otherwise. These provisions include:(a) certain non-monetary factors that our Board of Directors may consider when evaluating a takeover offer, as described below, and (b) a requirement that any “interested shareholder transaction” (as defined in the Articles of Incorporation) be approved by the affirmative vote of no less than 66  2/3% of the total shares attributable to persons other than those shares owned by or voted under the control of an “interested shareholder” (as defined in the Articles of Incorporation), unless certain conditions are met.

The requirement for “Super-Majority” approval of interested shareholder transactions does not apply if a majority of our Board of Directors has approved the transaction (counting only directors who do not have specified interests in or relationships with the interested shareholder) or if a majority of such directors make specified determinations as to non discrimination among shareholders and receipt of fair value

Our Articles of Incorporation allow our Board of Directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles of Incorporation allow our Board, in determining what is in our best interests of and the interests of our shareholders, to consider all relevant factors, including, without limitation, the social and economic effects on our employees, customers, suppliers and other constituents and our subsidiaries and on the communities in which we and our subsidiaries operate or are located.

The matters described above may have the effect of lengthening the time required for a person to acquire control of Pacific Continental through a tender offer, proxy contest, or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Pacific Continental. This could deprive our shareholders of opportunities to realize a premium for their Pacific Continental stock, even in circumstances where such action was favored by a majority of our shareholders.

In addition to the provisions contained in our Articles of Incorporation, Oregon law also requires prior approval by a majority of the board of directors of a target company in certain acquisition transactions. The OBCA generally provides that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested shareholder”) may not engage n certain “business combinations” with the target corporation for a period of three years following the time the person became an interested shareholder, unless (i) the board or directors has approved, prior to the interested shareholder’s acquisition of stock, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

Amendment of Articles of Incorporation and Bylaws. The OBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation without shareholder approval. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. Pacific Continental’s bylaws may be adopted, altered, amended or repealed by a majority vote of our Board of Directors, subject to the concurrent power of the shareholders to adopted, alter, amend or repeal the bylaws.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus has been passed upon by Graham & Dunn PC.

EXPERTS

The consolidated financial statements of Pacific Continental Corporation as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy information and other information with the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room.

The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file reports electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain of any of our filings, at no cost, by requesting them from us in writing or by telephone at the following address:

Pacific Continental Corporation

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

Attention: Shannon Coffin, Corporate Secretary

In addition, we maintain a corporate website, www.therightbank.com. We make available through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this registration statement, prospectus and any prospectus supplement.

INDEX TO FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Pacific Continental Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of Pacific Continental Corporation and Subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in period ended December 31, 2008. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Continental Corporation and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Portland, Oregon

March 12, 2009

Pacific Continental Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
ASSETS
Cash and due from banks	$20,172	$23,809
Federal funds sold	69	1,857
Interest-bearing deposits with banks	214	410

Total cash and cash equivalents	20,455	26,076

Securities available-for-sale	54,933	53,994
Loans held for sale	410	—
Loans, less allowance for loan losses and net deferred fees	945,377	813,647
Interest receivable	4,021	3,652
Federal Home Loan Bank stock	10,652	3,795
Property, plant and equipment, net of accumulated depreciation	20,763	20,876
Goodwill and other intangible assets	22,904	23,127
Other real estate owned	3,806	423
Other assets	7,522	3,681

Total assets	$1,090,843	$949,271

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest-bearing demand	$178,957	$175,941
Savings and interest-bearing checking	392,935	401,714
Time $100,000 and over	67,095	31,856
Other time	83,450	34,913

Total deposits	722,437	644,424

Federal funds purchased	44,000	5,360
Federal Home Loan Bank borrowings	194,500	179,500
Junior subordinated debentures	8,248	8,248
Accrued interest and other payables	5,493	4,230

Total liabilities	974,678	841,762

Commitments and contingencies (Notes 5, 16, and 18)

Stockholders’ equity
Common stock, 25,000,000 shares authorized issued & outstanding: 12,079,691 at December 31, 2008 and 11,934,866 at December 31, 2007	80,019	77,909
Retained earnings	37,764	29,622
Accumulated other comprehensive loss	(1,618)	(22)

	116,165	107,509

Total liabilities and stockholders’ equity	$1,090,843	$949,271

See accompanying notes.

Pacific Continental Corporation and Subsidiaries

Consolidated Statements of Income

	Year Ended December 31, December 31,
	2008	2007	2006
Interest and dividend income
Loans	$63,047	$67,122	$60,257
Securities	2,787	1,973	1,667
Dividends on Federal Home Loan Bank stock	91	21	4
Federal funds sold & Interest-bearing deposits with banks	20	50	44

	65,945	69,166	61,972

Interest expense
Deposits	10,142	18,572	15,881
Federal Home Loan Bank & Federal Reserve borrowings	5,456	6,160	5,144
Junior subordinated debentures	498	508	510
Federal funds purchased	578	500	380

	16,674	25,740	21,915

Net interest income	49,271	43,426	40,057

Provision for loan losses	3,600	725	600

Net interest income after provision for loan losses	45,671	42,701	39,457

Noninterest income
Service charges on deposit accounts	1,676	1,409	1,333
Other fee income, principally bankcard	1,823	1,630	1,495
Loan servicing fees	85	99	109
Mortgage banking income	355	370	805
Other noninterest income	330	417	659

	4,269	3,925	4,401

Noninterest expense
Salaries and employee benefits	18,089	15,667	14,578
Premises and equipment	3,990	3,281	3,065
Bankcard processing	546	524	510
Business development	1,447	1,487	1,444
Other noninterest expense	5,490	4,902	4,194

	29,562	25,861	23,791

Income before provision for income taxes	20,378	20,765	20,067
Provision for income taxes	7,439	7,830	7,412

Net income	$12,939	$12,935	$12,655

Earnings per share
Basic	$1.08	$1.09	$1.09

Diluted	$1.08	$1.08	$1.08

See accompanying notes.

Pacific Continental Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2008, 2007, and 2006

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2006	10,233,580	$53,319	$28,451	$(358)	$81,412

Net income			12,655		12,655
Other comprehensive income:
Unrealized gains on securities				184
Deferred income taxes				(71)

Other comprehensive income				113	113

Comprehensive income					12,768
Stock options exercised and related tax benefit	413,684	4,350			4,350
Share-based payments		586			586
Cash dividends			(3,381)		(3,381)

Balance, December 31, 2006	10,647,264	58,255	37,725	(245)	95,735

Net income			12,935		12,935
Other comprehensive income:
Unrealized gains on securities				362
Deferred income taxes				(139)

Other comprehensive income				223	223

Comprehensive income					13,158
Stock options exercised and related tax benefit	212,823	2,240			2,240
Stock dividend - 10%	1,074,779	16,863	(16,863)
Share-based payments		551			551
Cash dividends			(4,175)		(4,175)

Balance, December 31, 2007	11,934,866	77,909	29,622	(22)	107,509

Net income			12,939		12,939
Other comprehensive loss:
Unrealized losses on securities				(2,555)
Deferred income taxes				959

Other comprehensive loss				(1,596)	(1,596)

Comprehensive income					11,343
Stock options exercised and related tax benefit	144,825	1,521			1,521
Share-based payments		589			589
Cash dividends			(4,797)		(4,797)

Balance, December 31, 2008	12,079,691	$80,019	$37,764	$(1,618)	$116,165

See accompanying notes.

Pacific Continental Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$12,939	$12,935	$12,655

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization, net of accretion	1,396	1,399	1,673
Gain on sale of property	—	—	(335)
Loss on sale or write-down of property and equipment	(25)	—	6
Provision for loan losses	3,600	725	600
Losses (Gains) on foreclosed assets	119	—	(42)
Deferred income taxes	(1,633)	(334)	(1,049)
Share-based compensation	626	577	586
Excess tax benefit of stock options exercised	(59)	(201)	(272)
Change in:
Interest receivable	(369)	346	(654)
Deferred loan fees	(270)	(450)	(121)
Capitalized loan servicing rights	—	—	5
Production of mortgage loans held-for-sale	(13,103)	(11,235)	(31,988)
Proceeds from the sale of mortgage loans held-for-sale	12,693	13,375	30,490
Accrued interest payable and other liabilities	637	214	(1,157)
Income taxes payable	(1,258)	451	891
Other assets	3,139	(801)	(233)

Net cash provided by operating activities	18,432	17,001	11,055

Cash flow from investing activities:
Proceeds from maturities of available for sale investment securities	18,618	10,868	6,686
Purchase of available for sale investment securities	(21,923)	(25,584)	(6,167)
Loans made net of principal collections received	(130,457)	(92,445)	(86,667)
Proceeds from sales of loans	—	37,809	4,232
Purchase of loans	(12,120)	(118)	(6,315)
Cash paid for acquisitions	(3)	(15)	(12,749)
Purchase of property	(1,314)	(3,670)	(2,906)
Proceeds from sale of property	—	—	403
Proceeds on sale of foreclosed assets	2,642	—	194
Purchase of energy tax credits	(1,000)	—	—
Purchase of FHLB stock	(6,857)	(315)	—

Net cash used by investing activities	(152,414)	(73,470)	(103,289)

Cash flow from financing activities:
Change in deposits	78,014	3,152	37,321
Change in federal funds purchased and FHLB short-term borrowings	52,640	(1,050)	28,410
Proceeds from FHLB term advances originated	1,744,500	689,500	489,002
FHLB advances paid-off	(1,743,500)	(639,804)	(462,002)
Proceeds from stock options exercised	1,445	1,943	3,547
Income tax benefit for stock options exercised	59	201	272
Dividends paid	(4,797)	(4,175)	(3,381)

Net cash provided by financing activities	128,361	49,767	93,169

Net increase (decrease) in cash and cash equivalents	(5,621)	(6,702)	935

Cash and cash equivalents, beginning of year	26,076	32,778	31,843

Cash and cash equivalents, end of year	$20,455	$26,076	$32,778

Supplemental information:
Noncash investing and financing activities:
Transfers of loans to foreclosed assets	$6,706	$423	$22
Change in unrealized gain (loss) on securities, net of deferred income taxes	(1,596)	223	113
Adjustment to acquired NWBF Goodwill	—	—	(353)
Cash paid during the year for:
Income taxes	$7,822	$7,349	$7,325
Interest	$16,526	$25,959	$21,793

See accompanying notes.

Pacific Continental Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies:

Principles of Consolidation – The consolidated financial statements include the accounts of Pacific Continental Corporation (the “Company”), a bank holding company, and its wholly-owned subsidiary, Pacific Continental Bank (the “Bank”) and the Bank’s wholly-owned subsidiaries, PCB Service Corporation (which owns and operates bank-related real estate but is currently inactive) and PCB Loan Services Corporation (which owns and operates certain repossessed or foreclosed collateral but is currently inactive). The Bank provides commercial banking, financing, mortgage lending and other services in Western Oregon and Western Washington. All significant intercompany accounts and transactions have been eliminated in consolidation.

In November 2005, the Company formed a wholly-owned Delaware statutory business trust subsidiary, Pacific Continental Corporation Capital Trust (the “Trust”), which issued $8,248 of guaranteed undivided beneficial interests in the Pacific Continental’s Junior Subordinated Deferrable Interest Debentures (“Trust Preferred Securities”). Pacific Continental has not consolidated the accounts of the Trust in its consolidated financial statements in accordance with FASB FIN 46R, Consolidation of Variable Interest Entities. As a result, the junior subordinated debentures issued by Pacific Continental to the issuer trust, totaling $8,248 are reflected on Pacific Continental’s consolidated balance sheet at December 31, 2008, under the caption, “Junior Subordinated Debentures”. Pacific Continental also recognized its $248 investment in the Trust, which is recorded among “Other Assets” in its consolidated balance sheet at December 31, 2008.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimations made by management involve fair value calculations pertaining to financial assets and liabilities, the calculation of the allowance for loan losses, and the impairment calculation for goodwill.

Cash and Cash Equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

The Bank is required to maintain certain reserves as defined by regulation. Such reserves totaling $1,196 and $3,779 were maintained within the Bank’s cash balances at December 31, 2008 and 2007, respectively.

Securities Available-for-Sale – Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity or mix of Bank assets and liabilities or demand for liquidity. Although management determines the appropriate classification of securities at the time of purchase, the Bank classified all securities as available-for-sale throughout 2008 and 2007. Securities classified as available-for-sale are reported at estimated fair value. The difference between estimated fair value and amortized cost is recorded as a separate component of stockholders’ equity (accumulated other comprehensive income or loss). Fair values for these investment securities are based on available market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Interest income on securities available-for-sale is included in income using the level yield method.

Declines in fair value of individual available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Management believes that all unrealized losses on investment securities at December 31, 2008 and 2007 are temporary.

Loans Held for Sale and Mortgage Banking Activities – The Bank originates residential mortgage loans for resale in the secondary market. Sales are without recourse and the Bank generally does not retain mortgage servicing rights. Loans held for sale are carried at the lower of cost or market. Market value is determined on an aggregate loan basis.

Loans and Income Recognition – Loans are stated at the amount of unpaid principal plus loan premiums for purchased loans, reduced by net deferred loan origination fees, discounts associated with retained portions of loans sold, and an allowance for loan losses. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Accrual of interest is discontinued on contractually delinquent loans when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of the interest is doubtful. Interest income is subsequently recognized only to the extent cash payments are received or the principal balance of the loan is brought current. Loan origination fees, net of origination costs and discounts, are amortized over the lives of the loans as adjustments to yield.

Allowance for Loan Losses – The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management considers adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loss experience. The evaluations take into consideration such factors as changes in the nature of the loan portfolio, overall portfolio quality, review of specific loans, estimated value of underlying collateral, and current economic conditions that may affect the borrower’s ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant subsequent revision as more information becomes available.

A loan is considered impaired when management believes that it is probable that all amounts will not be collected according to the contractual terms. An impaired loan is valued using the present value of expected cash flows discounted at the loan’s effective interest rate, the observable market price of the loan or the estimated fair value of the loan’s collateral or related guaranty. Loans deemed impaired are specifically allocated for in the allowance for loan losses if the value of the impaired loan is less than the recorded investment in the loan.

Federal Home Loan Bank Stock – The investment in Federal Home Loan Bank (“FHLB”) stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. As of December 31, 2008, the minimum required investment was approximately $8,570. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

Foreclosed Assets – Assets acquired through foreclosure, or deeds in lieu of foreclosure, are initially recorded at fair value, less the estimated cost of disposal, at the date of foreclosure. Any excess of the loan’s balance over the fair value of its foreclosed collateral is charged to the allowance for loan losses.

Improvements to foreclosed assets are capitalized. Subsequent to foreclosure, management performs periodic valuations and the assets’ carrying value may be adjusted to the lower of carrying amount or fair value, less costs to sell. Write downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income or expense.

Property, Plant and Equipment – Property is stated at cost, net of accumulated depreciation and amortization. Additions, betterments and replacements of major units are capitalized. Expenditures for normal maintenance, repairs and replacements of minor units are charged to expense as incurred. Gains or losses realized from sales or retirements are reflected in operations currently.

Depreciation and amortization is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lesser of the useful life or lease term for leasehold improvements.

Goodwill and Other Intangible Assets– Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, the Bank does not amortize the balance of goodwill, but completes periodic assessments of goodwill impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit giving rise to the recognition of goodwill exceeds estimated fair value. The Bank’s assessments have not identified impairment of goodwill such that the net book value of the applicable reporting unit exceeded its estimated fair value as of December 31, 2008 and 2007.

Advertising – Advertising costs are charged to expense during the year in which they are incurred. Advertising expenses were $756, $883 and $845 for the years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes – Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some of the potential deferred tax asset will not be realized.

The Company adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no liability for unrecognized tax benefits. The Company files tax returns with the Internal Revenue Service and the Oregon Department of Revenue. Tax returns for years subsequent to 2004 remain open to examination by these taxing jurisdictions. The Company’s policy with respect to interest and penalties ensuing from income tax settlements is to recognize them as noninterest expense.

Earnings Per Share – Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share include the effect of common stock equivalents that would arise from the exercise of stock options discussed in Note 15. Weighted shares outstanding are adjusted retroactively for the effect of stock dividends.

Weighted average shares outstanding at December 31 are as follows:

	2008	2007	2006
Basic	11,980,211	11,830,369	11,586,295
Common stock equivalents attributable to stock-based compensation plans	48,102	110,816	180,880

Diluted	12,028,313	11,941,185	11,767,175

Share-Based Payment Plans – The Company adopted Financial Accounting Standards Board Statement No. 123R, “Share-Based Payment” (“SFAS 123R”) effective January 1, 2006. SFAS 123R requires companies to measure and recognize compensation expense for all share-based payments at the grant date based on the fair value of the award, as defined in SFAS 123R, and include such costs as an expense in our income statements over the requisite service (vesting) period. The Company adopted SFAS 123R using the modified prospective application, whereby the provisions of the statement have been applied prospectively only from the date of adoption for new (issued subsequent to December 31, 2005) and unvested stock option awards for which the requisite service is rendered after the date of adoption. Thus, the Company recognizes as expense the fair value of stock options issued prior to January 1, 2006, but vesting after January 1, 2006, over the remaining vesting period. In addition, compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption. The Company uses the Black-Scholes option pricing model to measure fair value.

Fair Value Measurements – SFAS No. 157, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Recently Issued Accounting Pronouncements – In December 2007, FASB issued SFAS No. 141 (revised), Business Combinations. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquired entity and the goodwill acquired. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We do not expect the adoption of SFAS No. 141R will have a material impact on our consolidated financial statements as related to business combinations consummated prior to January 1, 2009. We expect the adoption of SFAS No. 141R will increase the costs charged to operations for acquisitions consummated on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARD No 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The standard also requires additional disclosures that clearly identify and distinguish between the interest of the parent’s owners and the interest of the noncontrolling owners of the subsidiary. This statement is effective on January 1, 2009 for the Company, to be applied prospectively. We do not expect the adoption of SFAS No. 160 will have a material impact on the Company’s consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 expands the disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. This includes enhanced disclosures regarding how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Provisions of this statement are to be applied prospectively, and comparative disclosures for earlier periods are encouraged. We have adopted the provisions of SFAS 161 for the year ended December 31, 2008, and the impact was not material to our consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under SFAS 162, the U.S. GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with U.S. GAAP for nongovernmental entities. This statement is effective 60 days after the U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No 162 will have a material impact on the Company’s consolidated financial statements.

In June 2008, FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 concludes that nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This statement is effective for fiscal years beginning after December 15, 2008, to be applied retrospectively. Certain of the Company’s nonvested restricted stock awards qualify as participating securities as described under this pronouncement. The adoption of FSP EITF 03-6-1 will reduce both basic and diluted earnings per common share by $0.01 for the year ended December 31, 2007.

In October 2008, FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP No. 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP does not change existing generally accepted accounting principles. This FSP was effective immediately upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption did not have a material impact on the Company’s consolidated financial statements.

On January 12, 2009, FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. FSP EITF 99-20-1 addresses certain practice issues in EITF No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, by making its other-than-temporary impairment assessment guidance consistent with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. FSP EITF 99-20-1 removes the reference to the consideration of a market participant’s estimates of cash flows in EITF 99-20, and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an other-than-temporary impairment is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. The impact of adoption did not have a material impact on the Company’s consolidated financial statements.

Reclassifications – Certain amounts contained in the 2007 and 2006 consolidated financial statements have been reclassified where appropriate to conform to the financial statement presentation used in 2008. These reclassifications had no effect on previously reported net income.

2.	Securities Available-for-Sale:

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2008 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Securities in Continuous Unrealized Loss Position for Less Than 12 Months	Securities in Continuous Unrealized Loss Position For 12 Months or Longer
Unrealized Loss Positions

Obligations of states and political subdivisions	$3,573	$—	$27	$3,546	$3,546	$—
Mortgage-backed securities	19,710	—	3,165	16,545	14,400	2,145

	$23,283	$—	$3,192	$20,091	$17,946	$2,145

Unrealized Gain Positions

Obligations of U.S. Government agencies	$1,994	$35	$—	$2,029
Obligations of states and political subdivisions	3,856	83	—	3,939
Mortgage-backed securities	28,390	484	—	28,874

	34,240	602	—	34,842

	$57,523	$602	$3,192	$54,933

At December 31, 2008, there were 32 investment securities in unrealized loss positions. The unrealized loss associated with the $2,145 in a continuous unrealized loss position for twelve months or longer was $658 at December 31, 2008. In the opinion of management, these securities are considered only temporarily impaired due to changes in market interest rate or the widening of market spreads subsequent to the initial purchase of the securities, and not due to concerns regarding the underlying credit of the issuers or the underlying collateral. The decline in value of these securities has resulted from current economic conditions. The projected average life of the securities portfolio is approximately three years. Although yields on these securities may be below market rates during that period, no loss of principal is expected.

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2008 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$1,994	$35	$—	$2,029
Obligations of states and political subdivisions	7,429	83	27	$7,485
Mortgage-backed securities	48,100	484	3,165	45,419

		602
	$57,523	$1,204	$3,192	$54,933

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2007 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S Government agencies	$10,532	$31	$22	$10,541
Obligation of states and political subdivisions	7,461	72	19	7,514
Mortgage-backed securities	36,037	118	216	35,939

	$54,030	$221	$257	$53,994

The amortized cost and estimated fair value of securities at December 31, 2008 and 2007 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.

	2008		2007
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$3,024	$3,055	$7,965	$7,950
Due after one year through 5 years	1,484	1,498	4,764	4,804
Due after 5 years through 10 years	4,916	4,962	5,264	5,301
Due after 10 years	—	—	—	—
Mortgage-backed securities	48,099	45,418	36,037	35,939

	$57,523	$54,933	$54,030	$53,994

No securities available for sale were sold in 2008, 2007, or 2006.

At December 31, 2008, securities with amortized costs of $45,348 (estimated market values of $43,834) were pledged to secure certain Treasury and public deposits as required by law, and to secure borrowing lines.

3.	Loans:

Major classifications of loans, including loans held for sale, at December 31 are as follows:

	2008	2007
Commercial loans	$233,513	$188,940
Real estate loans	717,529	627,140
Consumer loans	7,455	8,226

	958,497	824,306
Deferred loan origination fees	(1,730)	(1,984)

	956,767	822,322
Allowance for loan losses	(10,980)	(8,675)

	$945,787	$813,647

Allowance for Loan Losses:

A summary of activity in the allowance for loan losses is as follows for the periods indicated:

	2008	2007	2006
Balance, beginning of year	$8,675	$8,284	$7,792
Provision charged to income	3,600	725	600
Loans charged against the allowance	(1,477)	(396)	(223)
Recoveries credited to allowance	182	62	115

Balance, end of year	$10,980	$8,675	$8,284

It is management’s opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

Loans considered impaired, net of government guarantees, including all nonaccrual loans, totaled $6,132, $3,671, and $496 at December 31, 2008, 2007, and 2006, respectively. The specific valuation allowance for loan losses related to these impaired loans was approximately $887, $160, and $109 at December 31, 2008, 2007, and 2006, respectively. The average recorded investment in impaired loans was approximately $5,136, $1,512, and $637 in 2008, 2007, and 2006, respectively. Interest income recognized on impaired loans during 2008, 2007, and 2006 was approximately $301, $226, and $72, respectively. Additional interest income which would have been realized on nonaccrual and impaired loans if they had remained current and still accruing interest would have been approximately $173, $140, and $14 in 2008, 2007 and 2006, respectively. There were no loans 90 days contractually past due and continuing to accrue interest as of December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008, outstanding loans to dental professionals totaled approximately $122,205 and represented 12.8% of total outstanding loans. In addition, a substantial portion of the loan portfolio is collateralized by real estate and is, therefore, susceptible to changes in local market conditions. However, management believes that the loan portfolio is diversified by geographic location and among industry groups. At December 31, 2008, outstanding residential construction loans totaled approximately $74,532 and represented 7.8% of total outstanding loans. In addition, at December 31, 2008, unfunded loan commitments for residential construction totaled approximately $19,818. There are no other industry concentrations in excess of 10% of the total loan portfolio.

4.	Loan Participations and Servicing:

In the normal course of business, the Bank has sold portions of loans to other institutions in order to extend the Bank’s lending capacity or to mitigate risk. The unpaid principal balances of these serviced loans at December 31, 2008 and 2007 were $36,230 and $28,315, respectively. These loans are not included in the accompanying consolidated balance sheets and the servicing component of these transactions are not material to the consolidated financial statements.

5.	Property:

The balance of property and accumulated depreciation and amortization at December 31 consists of the following:

	2008	2007
Land	$3,834	$3,834
Buildings and improvements	18,348	17,994
Furniture and equipment	8,130	9,315

	30,312	31,143
Less accumulated depreciation & amortization	(9,549)	(10,267)

	$20,763	$20,876

The Bank leases certain facilities for office locations under noncancelable operating lease agreements expiring through 2039. Rent expense related to these leases totaled $942, $654, and $712 in 2008, 2007 and 2006, respectively. The Bank leases approximately 52% of its Springfield Gateway building to others under noncancelable operating lease agreements extending through 2012.

Future minimum payments required and anticipated lease revenues under these leases are:

	Lease Commitments	Property Leased to Others
2009	$954	$444
2010	690	306
2011	487	210
2012	342	151
2013	589	—
Thereafter	3,785	—

	$6,847	$1,111

Depreciation expense was $1,488, $1,385, and $1,244 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Bank capitalized $39, and $37 of interest expense related to property additions during 2007 and 2006, respectively. No interest was capitalized for similar property additions in 2008.

6.	Goodwill and Core Deposit Intangibles:

The following table summarizes the changes in the Company’s goodwill and core deposit intangible asset for the year ended December 31, 2008.

	Goodwill	Core Deposit Intangible	Total Intangibles
Balance, December 31, 2006	$22,306	$1,319	$23,625
Sale of Consumer Finance Division loans and offices	(275)	—	(275)
Amortization	—	(223)	(223)

Balance, December 31, 2007	$22,031	$1,096	$23,127
Amortization	—	(223)	(223)

Balance, December 31, 2008	$22,031	$873	$22,904

The goodwill and core deposit intangible assets relate primarily to the NWB Financial Corporation acquisition in November 2005. During 2007, the Bank sold the loan portfolio and office locations of its Consumer Finance Division, thus eliminating goodwill recognized on the 2003 purchase of the Coos Bay Consumer Finance office. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not recognize amortization expense related to its goodwill but completes periodic assessments of goodwill impairment. Impairment, if deemed to exist, would be charged to noninterest expense in the period identified. Management completed its annual assessment of goodwill impairment as of December 31, 2008 and determined no impairment currently exists.

Forecasted amortization expense is approximately $223 per year from 2009 through 2012 for the core deposit intangible assets acquired during 2005.

7.	Other Assets:

Other assets are comprised of the following for the periods indicated:

	2008	2007
Deferred taxes	$4,849	$2,208
Prepaid expenses and other assets	2,673	1,473

	$7,522	$3,681

8.	Deposits:

Scheduled maturities or repricing of time deposits at December 31 are as follows:

	2008	2007
Less than three months	$89,498	$37,616
Three months to one year	33,674	24,689
One to three years	21,482	3,526
Thereafter	5,891	938

	$150,545	$66,769

9.	Federal Funds Purchased:

The Bank has unsecured federal funds borrowing lines with correspondent banks totaling $118,000 at December 31, 2008 of which $24,000 was outstanding as of December 31, 2008. The outstanding balance of these overnight funds was due January 2, 2009 and carried an interest rate of 0.45%. At December 31, 2007, there was $5,360 borrowed against these lines.

The Bank also has a secured federal funds borrowing line available from the Federal Reserve Bank totaling $49,935 at December 31, 2008. The Federal Reserve Bank borrowing line is secured through the pledging of approximately $66,579 of commercial loans under the Bank’s Borrower-In-Custody program. At December 31, 2008, the outstanding balance was $20,000, consisting of two, equal, advances. The first is due January 15, 2009 and carries an interest rate of 0.28% and the second is due February 26, 2009 and carries an interest rate of 0.42%. No balance was outstanding against this line as of December 31, 2007.

10.	Federal Home Loan Bank Borrowings:

The Bank has a borrowing limit with the FHLB equal to 30% of total assets, subject to discounted collateral and stock holdings. At December 31, 2008, the borrowing line was approximately $327,253. At December 31, 2008, there was $194,500 borrowed on this line, including an overnight $60,000 Cash Management Advance and $134,500 in term advances. FHLB stock, funds on deposit with FHLB, and loans are pledged as collateral for borrowings from FHLB. At December 31, 2008, the Bank had pledged approximately $441,782 in real estate loans and securities to the FHLB ($273,978 in discounted pledged collateral).

Federal Home Loan Bank borrowings by year of maturity and applicable interest rate are summarized as follows as of December 31:

	Rate	2008	2007
Cash Management Advance	0.63%	$60,000	$46,000
2008	2.99 - 4.65%	—	110,500
2009	0.50 - 5.33%	99,500	8,000
2010	3.03 - 5.28%	11,500	8,000
2011	2.39 - 5.28%	10,000	2,500
2012	3.66 - 5.28%	4,500	2,500
2013	2.93 - 4.27%	7,000
2016	5.05 - 5.05%	2,000	2,000

		$194,500	$179,500

11.	Junior Subordinated Debentures:

In connection with the November 2005 acquisition of NWB Financial Corporation, the Company formed a wholly-owned Delaware statutory business trust subsidiary, Pacific Continental Corporation Capital Trust (the “Trust”), which issued $8,248 of guaranteed undivided beneficial interests in the Pacific Continental’s Junior Subordinated Deferrable Interest Debentures (“Trust Preferred Securities”). These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of the Trust are owned by Pacific Continental. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $8,248 of junior subordinated debentures of the Company. The debentures which represent the sole asset of the Trust accrue and pay distributions quarterly at a fixed rate of 6.265% per annum of the stated liquidation value of $1 per capital security.

Pacific Continental has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (1) accrued and unpaid distributions required to be paid on the Trust Preferred Securities, (2) the redemption price with respect to any Trust Preferred Securities called for redemption by the Trust, and (3) payments due upon a voluntary or involuntary dissolution, winding up, or liquidation of the Trust. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on January 7, 2036, or upon earlier redemption as provided in the indenture. Pacific Continental has the right to redeem the debentures purchased by the Trust in whole or in part, on or after, January, 7, 2011. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued interest. For the years ended December 31, 2008, 2007 and 2006, the Company recognized net interest expense of $498, $508 and $510, respectively, related to the Trust Preferred Securities.

12.	Income Taxes:

The provision for income taxes for the years ended December 31 consists of the following:

	2008	2007	2006
Currently payable:
Federal	$8,571	$7,608	$7,626
State	501	556	835

	9,072	8,164	8,461

Deferred:
Federal	(1,416)	(288)	(905)
State	(217)	(46)	(144)

	(1,633)	(334)	(1,049)

Total provision for income taxes	$7,439	$7,830	$7,412

The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31 was as follows:

	2008		2007		2006
Expected federal income tax provision	$7,132	35.00%	$7,268	35.00%	$7,023	35.00%
State income tax, net of federal income tax effect	660	3.24%	733	3.53%	726	3.62%
Municipal securities tax benefit	(113)	-0.55%	(47)	-0.23%	(42)	-0.21%
Equity-based compensation	120	0.59%	199	0.96%	184	0.92%
Benefit of purchased tax credits	(315)	-1.55%	(395)	-1.90%	(231)	-1.15%
Deferred tax rate adjustments and other	(45)	-0.22%	72	0.35%	(248)	-1.24%

Provision for income taxes	$7,439	36.51%	$7,830	37.71%	$7,412	36.94%

The tax benefit associated with stock option plans reduced taxes payable by $59, $301 and $803 at December 31, 2008, 2007 and 2006, respectively. Such benefit is credited to common stock.

The components of deferred tax assets and liabilities at December 31 are as follows:

	2008	2007	2006
Assets:
Allowance for loan losses	$4,280	$3,052	$2,811
Basis adjustments on loans	365	141	200
Reserve for self-funded insurance	66	104	70
Oregon purchased tax credits	1,491	1,248	887
Nonqualified stock options	128	59	37
Net unrealized losses on securities	973	14	153
Nonaccrual loan interest	86	—	—

Total deferred tax assets	7,389	4,618	4,158

Liabilities:
Federal Home Loan Bank stock dividends	582	582	597
Excess tax over book depreciation	610	394	330
Prepaid expenses	238	179	179
NWBF acquisition adjustments	336	439	572
Other, principally loan orig. costs and deferred fees	580	816	828

Total deferred tax liabilities	2,346	2,410	2,506

Net deferred tax assets/(liabilities)	$5,043	$2,208	$1,652

Purchased tax credits of $1,491 will be utilized to offset future state income taxes. These credits are recognized over a five year period beginning in the year of purchase and have an eight year carry forward period. If unused, the credits will expire in the following years: $614 in 2017, $450 in 2018, $285 in 2019 and $142 in 2020. It is anticipated that all credits will be fully utilized and, accordingly, Management has not reduced these deferred tax assets by a valuation allowance. Management also believes that all net deferred tax assets will be recognized in the normal course of operations and, accordingly, deferred tax assets as of December 31, 2008 have not been reduced by a valuation allowance.

The Company adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no liability for unrecognized tax benefits. The Company files tax returns with the Internal Revenue Service and the Oregon Department of Revenue. Tax returns for years subsequent to 2004 remain open to examination by these taxing jurisdictions. The Company’s policy with respect to interest and penalties ensuing from income tax settlements is to recognize them as noninterest expense.

13.	Retirement Plan:

The Bank has a 401(k) profit sharing plan covering substantially all employees. The plan provides for employee and employer contributions. The total plan expenses, including employer contributions, were $713, $784 and $748 in 2008, 2007 and 2006, respectively.

14.	Stock Option Plans:

Pursuant to the approval of the 2006 Stock Option and Equity Compensation Plan (the “2006 SOEC Plan”) at the annual stockholders’ meeting in April 2006, incentive stock options, nonqualified stock options, restricted stock, restricted stock units, or stock appreciation rights may be awarded to attract and retain the best available personnel for positions of responsibility with the corporation and its subsidiaries. Upon adoption of the 2006 SOEC Plan, the Company’s 1999 Employees’ Stock Option Plan (“1999 ESOP Plan”) and the Directors’ Stock Option Plan (“1999 DSOP Plan”) were cancelled and no longer available for future grants. The exercise price for shares of common stock subject to an option under the SOEC Plan shall not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option; provided, however, that in the case of an incentive stock option granted to an employee who immediately before the grant of such incentive stock option is a stockholder-employee, the incentive stock option exercise price shall be at least 110% of the fair value of the common stock as of the date of grant of the incentive stock option. The Compensation Committee of the Board of Directors may impose any terms or conditions on the vesting of an award that it determines to be appropriate. For the year ended December 31, 2008, the Company issued 94 incentive stock options, of which 92, 312 have a fair value of $2.59 per unit and 2,000 have a fair value of $2.40 per unit, to selected employees.

Pursuant to the Company’s 2006 SOEC Plan, stock appreciation rights (SARs) may be granted to employees. The stock appreciation rights may be settled in cash or cash and common stock as determined at the date of issuance. The Compensation Committee or the Board of Directors determines vesting provisions when awards are granted, and the awards granted generally vest over three or four years and have a maximum life of ten years. SARs settled in stock are recognized as equity-based awards while SARs settled in cash are recognized on the balance sheet as liability-based awards, both of which are granted at the fair market value of our common stock at the grant date. The grant-date fair value of the liability based awards vesting in the current period, along with the change in fair value of the awards during the period, are recognized as compensation expense and as an adjustment to the recorded liability. For the year ended December 31, 2008, the Company issued 221 SARs, of which 121,475 have a fair value of $2.17 per unit and 7,400 have a fair value of $1.87 per unit and are to be settled in stock and 92,374 have a fair value of $2.59 per unit and 1,440 have a fair value of $1.63 per unit and are to be settled in cash.

Also, pursuant to the Company’s 2006 SOEC Plan, non-qualified options awards and restricted stock awards may be granted to directors. Stock options may be granted at exercise prices of not less than 100% of the fair market value of our common stock at the grant date. Restricted stock awards may be granted at the fair market value on the date of the grant. The maximum life of options granted under this plan is ten years from the grant date. The Company issued 21,120 nonqualified stock options, with a fair value of $2.65 per option, during the third quarter 2006. For the year ended December 31, 2007, the Company issued 17,292 nonqualified stock options, with a fair value of $3.09 per option. For the year ended December 31, 2008, the company issued 4 restricted stock awards to its Directors, with a fair value of $14.44 per share, the closing share price on the date of the grant.

The following tables identify the compensation expenses and tax benefits received by the Company according to the compensation plans and awards described above for the years 2008 and 2007:

	2008		2007
	Comp. Exp.	Tax Benefit	Comp. Exp.	Tax Benefit
1999 ESOP Plan	$159	$—	$282	$—
1999 DSOP Plan	—	—	7	3
2006 SOEC - ISOs	158	—	108	—
2006 SOEC - SARS stock	185	68	128	49
2006 SOEC - SARS cash	37	14	26	10
2006 SOEC - DSOs	27	10	26	10
2006 SOEC - DRSA	60	22	—	—

Total	$626	$114	$577	$72

Stock Options –

The following table provides the weighted-average fair values for stock options, exclusive of the options issued as a result of the NWBF acquisition, granted during the last three years. These values were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year Ended December 31,
	2008	2007	2006
Expected life in years (1)	7.01	5.61	5.26
Volatility (1)	18.93%	17.87%	17.97
Interest Rate (2)	3.44%	4.81%	4.70%
Yield Rate (3)	2.77%	1.58%	1.77%

Average Fair-Value	$2.59	$4.18	$3.78

(1)	Volatility is based on historical experience over a period equivalent to the expected life in years.
(2)	Based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected life of the options granted.
(3)	The Company has paid cash dividends on common stock since 1985. Each grant’s dividend yield is calculated by annualizing the most recent quarterly cash dividend and dividing that amount by the market price of the Company’s common stock as of the grant date.

For any future grants, as required by SFAS 123R, the Company will estimate the impact of forfeitures based on our historical experience with previously granted stock options, and consider the impact of the forfeitures when determining the amount of expense to record for the stock options granted. For stock options issued prior to the adoption of SFAS 123R, forfeitures were recognized when the stock option was actually forfeited. The Company generally issues new shares of common stock to satisfy stock option exercises.

A summary of stock option activity adjusted for all stock dividends and splits for all Company plans during the current fiscal year is presented below:

Total Stock Options	Shares (in thousands)	Average Price Per Share	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2007	698	$13.46
Granted	94	14.44
Exercised	(141)	10.27
Forfeited or expired	(23)	15.71

Outstanding at December 31, 2008	628	$14.24	4.04	$871

Exercisable at December 31, 2008	423	$13.35	2.26	$819

Nonvested Options	Shares (in thousands)	Weighted- Average Grant Date Fair Value
Outstanding at December 31, 2007	233	$3.48
Granted	94	2.59
Vested	(111)	4.31
Forfeited or expired	(11)	2.80

Outstanding at December 31, 2008	205	$2.66

A summary of value received by employees and directors exercising stock options over the last three years is presented below:

	Year Ended December 31
	2008	2007	2006
Total intrinsic value of stock options exercised	$488	$1,206	$2,883

Stock Appreciation Rights -

The following table provides the weighted-average fair values for stock appreciation rights (SARs) to be settled in stock. These are considered to be equity-based awards. No activity was recognized for the year ended 2005. The values were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year Ended December 31,
	2008	2007	2006
Expected life in years (1)	6.01	6.00	6.00
Volatility (1)	16.99%	18.68%	19.51%
Interest Rate (2)	3.21%	4.81%	4.72%
Yield Rate (3)	2.78%	1.58%	1.78%

Average Fair-Value	$2.15	$4.45	$4.27

(1)	Volatility is based on historical experience over a period equivalent to the expected life in years.
(2)	Based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected life of the options granted.
(3)	The Company has paid cash dividends on common stock since 1985. Each grant’s dividend yield is calculated by annualizing the most recent quarterly cash dividend and dividing that amount by the market price of the Company’s common stock as of the grant date.

A summary of SAR – stock awards activity adjusted for all stock dividends during the current fiscal year is presented below:

Total SAR - Stock Awards	Awards (in thousands)	Average Price Per Award	Weighted- Average Remaining Contractual Life

Outstanding at December 31, 2007	155	$17.44
Granted	128	14.40
Exercised	—	—
Forfeited or expired	(17)	16.58

Outstanding at December 31, 2008	266	$16.03	8.50

Exercisable at December 31, 2008	52	$17.09	7.87

Nonvested SAR - Stock Awards	Awards (in thousands)	Weighted- Average Grant Date Fair Value

Outstanding at December 31, 2007	137	$4.22
Granted	128	2.15
Vested	(36)	4.21
Forfeited or expired	(14)	3.63

Outstanding at December 31, 2008	215	$3.03

A summary of SAR – cash awards activity during the current fiscal year is presented below:

Total SAR - Cash Awards	Awards (in thousands)	Average Price Per Award	Weighted- Average Remaining Contractual Life

Outstanding at December 31, 2007	116	$17.41
Granted	93	14.43
Exercised	—	—
Forfeited or expired	(17)	16.33

Outstanding at December 31, 2008	192	$16.06	8.48

Exercisable at December 31, 2008	39	$17.06	7.86

Nonvested SAR - Cash Awards	Awards (in thousands)	Weighted- Average Grant Date Fair Value

Outstanding at December 31, 2007	102	$4.22
Granted	93	1.85
Vested	(27)	4.15
Forfeited or expired	(15)	3.30

Outstanding at December 31, 2008	153	$2.88

For any future grants, as required by SFAS 123R, the Company will estimate the impact of forfeitures based on our historical experience with previously granted stock options, and consider the impact of the forfeitures when determining the amount of expense to record for both stock and cash settled SARs.

At December 31, 2008, the Company has estimated unrecognized compensation expense of approximately $432, $427, and $132 for unvested stock options, SAR – stock awards and SAR – cash awards, respectively. These amounts are based on a forfeiture rate assumption of 20% for all awards granted to employees. The weighted-average period of time the unrecognized compensation expense will be recognized for the unvested stock options, SAR – stock awards and SAR – cash awards is approximately 2.3, 2.4 and 2.8 years, respectively.

15.	Transactions with Related Parties:

The Bank has granted loans to officers and directors and to companies with which they are associated. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Activity with respect to these loans during the year ended December 31 was as follows:

	2008	2007
Balance, beginning of year	$1,462	$2,242

Additions or renewals	549	249
Amounts collected	(248)	(1,029)

Balance, end of year	$1,763	$1,462

In addition, there were $478 in commitments to extend credit to directors and officers at December 31, 2008, which are included among loan commitments, disclosed Note 17.

16.	Financial Instruments with Off-Balance-Sheet Credit Risk:

In order to meet the financing needs of its clients, the Bank commits to extensions of credit and issues letters of credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for other products. In the event of nonperformance by the client, the Bank’s exposure to credit loss is represented by the contractual amount of the instruments. The Bank’s collateral policies related to financial instruments with off-balance-sheet risk conform to its general underwriting guidelines.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients.

Off-balance-sheet instruments at December 31 consist of the following:

	2008	2007
Commitments to extend credit (principally variable rate)	$182,609	$279,655
Letters of credit and financial guarantees written	2,298	2,449

17.	Fair Value Disclosures of Financial Instruments:

The following disclosures are made in accordance with provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The use of different assumptions and estimation methods could have a significant effect on fair value amounts. Accordingly, the estimates of fair value herein are not necessarily indicative of the amounts that might be realized in a current market exchange.

The estimated fair values of the financial instruments at December 31 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	$20,455	$20,455	$26,077	$26,077
Securities available for sale	54,933	54,933	53,993	53,993
Loans held for sale	410	410	—	—
Loans, net of allowance for loan losses	945,377	947,091	813,647	809,910
Interest receivable	4,021	4,021	3,652	3,652
Federal Home Loan Bank stock	10,652	10,652	3,795	3,795

Financial liabilities:
Deposits	722,437	723,188	644,424	644,293
Federal funds purchased	44,000	44,000	5,360	5,360
Federal Home Loan Bank borrowings	194,500	196,001	179,500	179,819
Junior subordinated debentures	8,248	7,903	8,248	7,758
Accrued interest payable	395	395	324	324

Cash and Cash Equivalents – The carrying amount approximates fair value.

Securities available for sale and Federal Home Loan Bank stock – Fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. FHLB stock is valued based on the most recent redemption price.

Loans Held for Sale – Fair value represents the anticipated proceeds from the sale of related loans.

Loans – For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair value of fixed-rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Interest receivable and payable – The carrying amounts of accrued interest receivable and payable approximate their fair value.

Deposits – Fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. Fair value of time deposits is estimated using the interest rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased – The carrying amount is a reasonable estimate of fair value because of the short-term nature of these borrowings.

Federal Home Loan Bank Borrowings – Fair value of Federal Home Loan Bank borrowings is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

Junior Subordinated Debentures – Fair value of Junior Subordinated Debentures is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

Off-Balance-Sheet Financial Instruments – The carrying amount and fair value are based on fees charged for similar commitments and are not material.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measures”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The statement requires fair value measurement disclosure of all assets and liabilities that are carried at fair value on either a recurring or non-recurring basis. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available. The valuation techniques used are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The Company’s own data used to develop unobservable inputs shall be adjusted for market consideration when reasonably available.

Financial instruments are broken down in the table below by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The table below shows assets measured at fair value as of December 31, 2008:

		Fair Value
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Year Ended December 31, 2008 Total Loss
Recurring Items
Available-for-sale securities	$54,933	$—	$54,933	$—	$—

Non-Recurring Items
Goodwill	$22,031			22,031	—
Loans measured for impairment (net of guarantees)	1,927	—	—	1,927	887
Other real estate owned	3,806	—	—	3,806	49

Total	$82,697	$—	$54,933	$27,764	$936

18.	Commitments and Legal Contingencies:

The Company has entered into employment agreements with two key executive officers. The employment agreements provide for minimum aggregate annual base salaries of $550,000, plus performance adjustments, life insurance coverage, and other perquisites commonly found in such agreements. The two employment agreements expire in 2011 unless extended or terminated earlier.

Various legal claims arise from time to time in the normal course of business. Based upon analysis of management, in consultation with the Company’s legal counsel, there are no current legal matters which are expected to have a material effect on the Company’s consolidated financial statements.

19.	Regulatory Matters:

The Company and the Bank are subject to the regulations of certain federal and state agencies and receive periodic examinations by those regulatory authorities. In addition, they are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to leverage assets. Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008 and according to FDIC guidelines, the Bank is considered to be well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts and ratios are presented in the table (the Company’s capital ratios do not differ significantly from those of the Bank).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:
Total capital (to risk weighted assets)	$113,600	11.11%	$81,773	8%	$102,216	10%
Tier I capital (to risk weighted assets)	102,424	10.02%	40,887	4%	61,330	6%
Tier I capital (to leverage assets)	102,424	9.68%	42,306	4%	52,882	5%

As of December 31, 2007:
Total capital (to risk weighted assets)	$101,065	10.97%	$73,720	8%	$92,150	10%
Tier I capital (to risk weighted assets)	92,194	10.00%	36,860	4%	55,290	6%
Tier I capital (to leverage assets)	92,194	10.11%	36,491	4%	45,614	5%

20.	Parent Company Financial Information:

Financial information for Pacific Continental Corporation (Parent Company only) is presented below:

BALANCE SHEETS

December 31

	2008	2007
Assets:
Cash deposited with the Bank	$621	$337
Prepaid expenses	6	4
Deferred income taxes	—	—
Equity in Trust	248	248
Investment in the Bank, at cost plus equity in earnings	123,670	115,300

	$124,545	$115,889

Liabilities and stockholders’ equity:
Liabilities	$132	$132
Junior subordinated debentures	8,248	8,248
Stockholders’ equity	116,165	107,509

	$124,545	$115,889

STATEMENTS OF INCOME

For the Periods Ended December 31

	2008	2007	2006
Income:
Cash dividends from the Bank	$4,100	$2,610	$—

	4,100	2,610	—

Expenses:
Interest expense	498	509	510
Investor relations	46	52	85
Legal, registration expense, and other	94	74	80
Personnel costs paid to Bank	110	109	95

	748	744	770

Income (loss) before income tax (expense) benefit and equity in undistributed earnings of the Bank	3,352	1,866	(770)

Income tax (expense) benefit	(1,274)	(709)	293
Equity in undistributed earnings of the Bank	10,861	11,778	13,132

Net income	$12,939	$12,935	$12,655

STATEMENTS OF CASH FLOWS

For the Periods Ended December 31

	2008	2007	2006
Cash flows from operating activities:
Net income	$12,939	$12,935	$12,655
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of the Bank	(10,861)	(11,778)	(13,132)
Other, net	(2,542)	(1,609)	66

Net cash used in operating activities	(464)	(452)	(411)

Cash flows from investing activities:
Dividend received from bank subsidiary	4,100	2,610	—

Net cash provided by investing activities	4,100	2,610	—

Cash flows from financing activities:
Proceeds from stock options exercised	1,445	1,939	3,547
Dividends paid	(4,797)	(4,175)	(3,381)

Net cash provided by (used in) financing activities	(3,352)	(2,236)	166

Net increase (decrease) in cash	284	(78)	(245)

Cash, beginning of period	337	415	660

Cash, end of period	$621	$337	$415

21.	Subsequent Events:

On January 7, 2009, the Company completed a private placement stock offering for 750,000 shares of common stock at a price of $13.50 per share. The net proceeds from the offering, after placement fees and estimated transaction expenses, are approximately $9.6 million. Proceeds of the offering will be available to support ongoing operating growth and to fund possible future acquisitions.

Effective January 1, 2009, the FDIC has increased federal deposit insurance premiums by 7 basis points. The increase of these premiums will add to our cost of operations and could have a significant impact on the Company. New rules governing deposit insurance premiums are expected to go into effect on April 1, 2009. These new rules are intended to make assessments more balanced by requiring riskier institutions to pay a larger share.

In addition, during the first quarter of 2009, the FDIC adopted an interim rule imposing an emergency special assessment of 10 basis points on insured institutions, and granting the FDIC the authority to impose an additional emergency special assessment after June 30, 2009 of up to 10 basis points if necessary. The assessment will be calculated on June 30, 2009 deposit balances and collected on September 30, 2009. Based on the Company’s December 31, 2008 deposits subject to FDIC insurance assessments, the special assessment will be approximately $750 thousand.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities will be borne by the registrant. Such expenses, other than the SEC registration fee, are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$557.86
Fees and expenses of accountants		$10,000.00
Fees and expenses of counsel		$15,000.00
Stock exchange listing fees	$	*
Printing expenses		$5,000.00
Transfer agent fees	$	*
Miscellaneous	$	*

Total		$30,557.86

*	Not presently known

Item 14.	Indemnification of Directors and Officers

Sections 60.387 through 60.414 of the Oregon Revised Statutes (“ORS”) contain specific provisions relating to indemnification of directors and officers of Oregon corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute. In addition, the statute provides that a corporation may purchase and maintain insurance on behalf of a director or officer against liability asserted against or incurred by the individual even if the corporation has no power to indemnify the individual against the same liability.

The Articles of Incorporation of Pacific Continental provide, among other things, for the mandatory indemnification of directors and officer-directors in connection with any personal legal liability, including judgments, penalties, fines, settlement, and reasonable expenses, including attorneys’ fees, incurred by the individual by reason of the fact that such person is or was a director or officer-director, unless the liability and expenses were on account of conduct finally adjudges to have been “egregious” conduct. “Egregious” conduct is defined in the Articles of Incorporation as acts or omissions that involve intentional misconduct, a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled, an unlawful distribution under the Oregon Bank Act, and conduct for which the person is adjudged liable to the corporation. The Articles of Incorporation also provide for the mandatory advancement of reasonable expenses incurred, in advance of the disposition of the action, suit or proceeding, upon receipt by Pacific Continental of a written, unsecured promise by the person to repay such amounts advanced if it is finally adjudged that the person is not eligible for indemnification. The Articles of Incorporation also include a provision that eliminates the personal liability of directors and officer-directors of Pacific Continental to Pacific Continental or its shareholders for monetary damages for conduct as a director or officer-unless the conduct is finally adjudged to have been egregious.

The directors and officers of the Company are entitled to indemnification by the Selling Shareholders against any loss, claim, damage or liability to the extent it arise out of or is based upon the failure of the Selling Shareholder’s negligence, fraud, willful misconduct, breach of the terms of the Registration Rights Agreement or an untrue statement or allege untrue statement of a material fact contained in this registration statement or related prospectus or amendment to the registration statement.

Item 15.	Recent Sales of Unregistered Securities

On January 7, 2009, the Company sold 750,000 shares of its no par value common stock in a private placement. The aggregate offering price of the shares was approximately $10,125,000. Under the terms of the Registration Rights Agreement, the Company is required to cause a shelf registration (S-1 Registration Statement) to go effective on or before May 6, 2009 (if not reviewed by the SEC) or June 6, 2009 (if reviewed by the SEC). The issuance of the shares was exempt from registration under Section 4(2) of the Securities Act of 1933 pursuant to Regulation D.

Item 16.	Exhibits

(a) Exhibits

Exhibit No.	Description of Exhibits
1.1*	Form of Underwriting Agreement

3.1	Amended Articles of Incorporation (1)

3.2	Amended and Restated Bylaws (2)

5.1	Opinion of Graham & Dunn PC regarding legality of securities.

10.1	1999 Employee Stock Option Plan (3)

10.2	1999 Director’s Stock Option Plan (3)

10.3	2006 Stock Option and Equity Compensation Plan (4)

10.4	Form of Restricted Stock Award Agreement (4)

10.5	Form of Stock Option Award Agreement (4)

10.6	Form of Restricted Stock Unit Agreement (4)

10.7	Form of Stock Appreciation Rights Agreement (4)

10.8	Change of Control/Salary Continuation Agreement for Michael Reynolds (5)

10.9	Change of Control/Salary Continuation Agreement for Daniel Hempy (5)

10.10	Change of Control/Salary Continuation Agreement for Basant Singh (6)

10.11	Executive Employment Agreement for Roger Busse (7)

10.12	Executive Employment Agreement for Hal Brown (7)

10.13	NWB Financial Corporation Employee Stock Option Plan (8)

10.14	NWB Financial Corporation Director Stock Option Plan (8)

10.15	Director Fee Schedule, Effective January 1, 2009 (9)

Exhibit No.	Description of Exhibits
10.16	Director Stock Trading Plan (7)

10.17	Form of Common Stock Purchase Agreement between the Company and each of the Purchasers, dated as of January 6, 2009 (10)

10.18	Form of Registration Rights Agreement between the Company and each of the Purchasers, dated as of January 6, 2009 (10)

21.1	Subsidiaries (9)

23.1	Consent of Graham & Dunn PC (contained in its opinion filed as Exhibit 5)

23.2	Consent of Moss Adams LLP, Pacific Continental’s independent registered public accounting firm.

24.1	Power of Attorney (included on signature page to the Registration Statement).

(1)	Incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on 10-Q for the Quarter ended June 30, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008.
(3)	Incorporated by reference to Exhibits 99.1 - 99.4 of the Company’s S-8 Registration Statement (File No. 333-109501).
(4)	Incorporated by reference to Exhibits 99.1 - 99.5 of the Company’s S-8 Registration Statement (File No. 333-134702).
(5)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Company’s Quarterly Report on 10-Q for the Quarter ended March 31, 2005.
(6)	Incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 (File No. 333-128968).
(7)	Incorporated by reference to Exhibits 10.11, 10.12 and 10.16 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s S-8 Registration Statement (File No. 333-130886).
(9)	Incorporated by reference to Exhibits 10.15 and 21.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008
(10)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Company’s Current Report on Form 8-K filed January 8, 2009.
*	To be filed by amendment or as an exhibit to a current report of the Company on Form 8-K and incorporated herein by reference.

(b) Financial Statement Schedules - None

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eugene, State of Oregon on March 30, 2009.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Hal M. Brown
Hal M. Brown, Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Hal M. Brown and Michael A. Reynolds, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments, including any and all amendments to this Registration Statement, all post-effective amendments and any subsequent registration statement for the same offering which may be filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on March 30, 2009.

Signature and Title

/s/ Hal M. Brown
Hal M. Brown, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Michael A. Reynolds
Michael A. Reynolds, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Robert A. Ballin, Chairman of the Board and Director

/s/ Larry G. Campbell
Larry G. Campbell, Director

/s/ Cathi Hatch
Cathi Hatch, Director

/s/ Michael E. Heijer
Michael E. Heijer, Director

/s/ Michael S. Holcomb
Michael S. Holcomb, Director

/s/ Michael D. Holzgang
Michael D. Holzgang, Director

/s/ Donald L. Krahmer, Jr.
Donald L. Krahmer Jr., Director

/s/ Donald G. Montgomery
Donald G. Montgomery, Director

/s/ John H. Rickman
John H. Rickman, Director

/s/ R. Jay Tejera
R. Jay Tejera, Director

EXHIBIT INDEX

EXHIBITS

Exhibit No.	Description of Exhibits
1.1*	Form of Underwriting Agreement

3.1	Amended Articles of Incorporation (1)

3.2	Amended and Restated Bylaws (2)

5.1	Opinion of Graham & Dunn PC regarding legality of securities.

10.1	1999 Employee Stock Option Plan (3)

10.2	1999 Director’s Stock Option Plan (3)

10.3	2006 Stock Option and Equity Compensation Plan (4)

10.4	Form of Restricted Stock Award Agreement (4)

10.5	Form of Stock Option Award Agreement (4)

10.6	Form of Restricted Stock Unit Agreement (4)

10.7	Form of Stock Appreciation Rights Agreement (4)

10.8	Change of Control/Salary Continuation Agreement for Michael Reynolds (5)

10.9	Change of Control/Salary Continuation Agreement for Daniel Hempy (5)

10.10	Change of Control/Salary Continuation Agreement for Basant Singh (6)

10.11	Executive Employment Agreement for Roger Busse (7)

10.12	Executive Employment Agreement for Hal Brown (7)

10.13	NWB Financial Corporation Employee Stock Option Plan (8)

10.14	NWB Financial Corporation Director Stock Option Plan (8)

10.15	Director Fee Schedule, Effective January 1, 2009 (9)

10.16	Director Stock Trading Plan (7)

10.17	Form of Common Stock Purchase Agreement between the Company and each of the Purchasers, dated as of January 6, 2009 (10)

10.18	Form of Registration Rights Agreement between the Company and each of the Purchasers, dated as of January 6, 2009 (10)

21.1	Subsidiaries (9)

23.1	Consent of Graham & Dunn PC (contained in its opinion filed as Exhibit 5)

23.2	Consent of Moss Adams LLP, Pacific Continental’s independent registered public accounting firm.

24.1	Power of Attorney (included on signature page to the Registration Statement).

(1)	Incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on 10-Q for the Quarter ended June 30, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008.

(3)	Incorporated by reference to Exhibits 99.1 - 99.4 of the Company’s S-8 Registration Statement (File No. 333-109501).
(4)	Incorporated by reference to Exhibits 99.1 - 99.5 of the Company’s S-8 Registration Statement (File No. 333-134702).
(5)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Company’s Quarterly Report on 10-Q for the Quarter ended March 31, 2005.
(6)	Incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 (File No. 333-128968).
(7)	Incorporated by reference to Exhibits 10.11, 10.12, 10.16 and 14 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
(8)	Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s S-8 Registration Statement (File No. 333-130886).
(9)	Incorporated by reference to Exhibits 10.15 and 21.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
(10)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Company’s Current Report on Form 8-K filed January 8, 2009.
*	To be filed by amendment or as an exhibit to a current report of the Company on Form 8-K and incorporated herein by reference.